WHEATON
PRECIOUS METALS

Annual Report 2025

The premier precious metals investment

Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. The company is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.



Letters from Our Leadership

A Strategic Evolution in Leadership

After more than 15 years of leading the company he co-founded, Randy Smallwood transitioned from Chief Executive Officer of Wheaton Precious Metals ("Wheaton") to Non-Executive Chair of the Board of Directors. Effective March 31, 2026, Haytham Hodaly, who has played an integral role in shaping Wheaton's strategy and growth, assumed the role of President and Chief Executive Officer.

Letter from the Chair

RANDY SMALLWOOD,
Chair of the Board



Dear Valued Shareholders,

As I reflect on the past year, it is clear that 2025 was another remarkable 12 months for Wheaton, defined by exceptional organic growth, disciplined capital deployment, and unprecedented precious metals markets. Wheaton was well-positioned to take advantage of years of diligent planning and strategic execution, allowing us to benefit from record precious metals prices.

The strength we have seen across the gold and silver markets underscores the continued recognition that these commodities remain foundational. As a hedge against inflation, a store of enduring value, and one of the earliest and most trusted forms of currency, precious metals continue to demonstrate their relevance.

This year continued to showcase the power of the streaming model. We successfully closed three transactions in 2025 and have had a very active start to 2026, proving once again that streaming works in various price environments. In periods of elevated commodity prices, we see more mining partners seeking to crystallize the value of byproduct metals—an area where we believe Wheaton's expertise and financial strength make us the partner of choice. Our commitment remains focused on generating long-term value for all our stakeholders while supporting responsible mining through strong, collaborative partnerships with some of the best operators in the world.

A Strategic Leadership Transition

A highlight of the year was the well-structured and planned leadership changes that took place. Effective March 31, 2026, Haytham Hodaly assumed the role of Chief Executive Officer and joined our Board of Directors. At the same time, I transitioned into the role of Non-Executive Chair. George Brack, who has served as Chair of the Board since 2022 and has been a Director since 2009, transitioned to Lead Independent Director.

Succession planning is essential for any company built for longevity, and Haytham has been a key architect of our strategy over the years. His leadership, deep industry knowledge, and strategic vision will ensure continuity while guiding Wheaton into its next phase of growth. I am immensely confident in his ability to lead this organization, and will continue to support the Company from my role as Chair.

During 2025, we also made other significant changes in this regard, including appointing Vincent Lau to Chief Financial Officer, and Curt Bernardi to Executive Vice President, Strategy and General Counsel. These leadership and executive transitions reflect a deliberate and thoughtful approach to succession planning and reinforce the depth of talent across our organization. Together, these changes position Wheaton well for continued stability, strong governance, and long-term success.

Strong Markets and Record Financial Performance

In 2025, Wheaton delivered strong operational performance, exceeding the upper end of our annual production guidance with attributable production of approximately 690,000 gold equivalent ounces. This outperformance was driven by the strength and diversification of our portfolio, including record contributions from Salobo and solid results across several assets.

We closed the year in an exceptionally solid financial position. Wheaton generated $2.3 billion in revenue, $1.5 billion in net earnings, and $1.9 billion in operating cash flow, all representing annual records and reflecting the strength of the streaming model. Our strategy delivered exceptional value to shareholders with Wheaton's share price increasing 109% on the New York Stock Exchange in 2025, significantly outperforming our direct peers.



>$1.9B in operating cash flow, an annual record

Accretive, Disciplined Growth

Wheaton continued to advance its growth strategy through a combination of organic production increases and new acquisitions. During the year, we announced US$1 billion in new streaming transactions, further diversifying our portfolio and continuing the strong corporate development momentum established in recent years.

One of the most notable achievements was the Hemlo transaction, which marked the first time our upfront capital had been used to support the acquisition of an asset. This structure demonstrated how streaming capital can evolve to meet the needs of our partners while creating mutually beneficial outcomes.

We also strengthened our portfolio through the Spring Valley transaction, an opportunity made possible by the trusted, longstanding relationships we have cultivated across the industry. The transaction highlighted how collaboration and reputation can position Wheaton as a partner of choice, giving us exclusive access to highly competitive and attractive opportunities.

Our corporate development momentum continued into early 2026 with the acquisition of an additional silver stream on Antamina. Representing the most valuable transaction in streaming history in terms of upfront consideration, this investment delivers immediate, long-life silver production. The transaction also marked a significant new partnership with BHP, the world's largest mining company, which chose streaming as a means to unlock value from its silver exposure—further underscoring the strength and relevance of the streaming model. The additional Antamina stream allows us to double down on a cornerstone asset within our portfolio, enhances portfolio diversification across both commodities and counterparties, and solidifies Wheaton as one of the top silver producers in the world.

True to our philosophy, each of these transactions was carefully structured with the goals of delivering accretive value and protecting our investment from downside risk, reinforcing Wheaton's reputation for disciplined and strategic growth.

And our portfolio is delivering. With these record high precious metal prices, a number of our partners have accelerated expansion plans, which when combined with our new acquisitions, is estimated to allow Wheaton to deliver 50% growth over the next five years, all from fully permitted and active projects, and to ultimately take our company to well over one million gold equivalent ounces per year, a goal that I set back when I took over as CEO in 2011.

A Leader in Sustainability

While we do not own or operate the mines in our portfolio, our role as a capital provider gives us a unique opportunity to influence and encourage responsible mining practices. Sustainability considerations are embedded in our investment decisions and our ongoing engagement with partners. We hold ourselves and our partners to industry-leading expectations.

Once a streaming agreement is in place, we work collaboratively with mining operators to support community investments that drive positive social and environmental outcomes. This past year, Wheaton contributed nearly $9.4 million to over 150 charitable causes and initiatives worldwide, supporting education, health, community, and environmental stewardship.

We also launched the second *Future of Mining Challenge*, focused on sustainable water management, one of the most critical environmental issues facing the industry. We were proud to select Cetos Water as the winner for their innovative technology that turns wastewater from mining into clean, reusable water.

Looking Ahead with Confidence

There is no question that 2025 marked a year of exceptional performance and meaningful progress for Wheaton. We achieved a series of important milestones that strengthened our foundation and positioned the Company for continued success in the year ahead.

Wheaton is operating from a position of exceptional strength. With a strong balance sheet, and an unrivaled portfolio of high-quality assets including a robust pipeline of development projects, we believe the company is well positioned to deliver compelling long-term exposure to precious metals as the industry's leading streaming company.

Wheaton will continue to uphold the rigorous standards that have earned us the trust of partners and investors alike. We will not compromise on structure in pursuit of deals, even in a highly competitive environment. Our commitment to disciplined capital allocation remains unwavering.

Our leadership transition brings continuity at a time of great momentum. Haytham's strategic insight, combined with the strength of our portfolio and the resilience of our business model, give me tremendous confidence in the years ahead.

It has been an honour to lead this company, and it is an even greater privilege to continue serving as Chair as we embark on this next chapter. With the foundations we have built, and the talent and leadership we have in place, I believe Wheaton's future has never been brighter.

RANDY SMALLWOOD,
Chair of Board
April 7, 2026

Letter from the President and CEO



HAYTHAM HODALY,
President &
Chief Executive Officer

Dear Valued Shareholders,

It is an honour and a privilege to step into the role of President and Chief Executive Officer of Wheaton Precious Metals. I am deeply grateful for the opportunity to succeed Randy Smallwood in this position and for the trust placed in me by Randy and the Board of Directors. Randy's leadership has been instrumental in building Wheaton into the premier precious metals streaming company it is today, and I am pleased that he will continue to support the Company as Chair of the Board.

Over nearly 15 years with Wheaton, including most recently leading corporate development, I have had the opportunity to identify high-quality mining assets, structure transactions, and build enduring relationships based on trust, integrity and the belief that if our partners succeed, then we succeed. As we embark on the next phase of transformative growth, I remain deeply committed to the principles and culture that underpin Wheaton's success.

I am pleased to reflect on a very strong 2025 and to look ahead to what promises to be an exceptionally busy and exciting year.

Capital Allocation for Long-Term Value

Wheaton's reputation as one of the industry's most disciplined stewards of capital is a source of great pride. Our success has been built on a consistent, patient approach to capital deployment, grounded in rigorous technical due diligence and a focus on long-term value creation.

In recent years, demand for streaming capital has increasingly centred on high-quality, single-asset development-stage opportunities, where we have prioritized geologically sound, technically robust projects backed by experienced management teams. As several of these assets move toward production, alongside our existing high-quality portfolio of streams on assets which are consistently being optimized by our partners, we expect meaningful near-term and long-term growth. Over the next five years, six assets are expected to come online, all of which have received their key permits, are fully funded, and are either nearing or already well into construction.

I would particularly like to highlight the progress being made at Montage Gold's Koné project. Having visited the site again in early 2026, I was impressed by the pace of development, the quality of execution, and the team's commitment to accelerated expansion plans. With first gold pour expected later this year and significant exploration potential remaining, Koné exemplifies the type of opportunity that aligns well with Wheaton's long-term strategy.

> Over the next five years, six assets are expected to come online

Corporate Development Opportunities

On the corporate development front, demand for streaming capital remained strong throughout 2025, as operators continued to seek opportunities to crystallize the value of the precious metals. With interest rates remaining broadly in line with 2024 levels, Wheaton's fully funded transaction structures proved particularly attractive. These structures, which may include a combination of streams, equity, and debt, provide our partners with comprehensive funding solutions while highlighting the value of working with Wheaton.

We continue to prioritize high-quality assets in advanced stages of development, where permitting risk is lower, and where appropriate, employ staged payment structures to mitigate risk when permitting milestones remain outstanding.

Partner of Choice

Being a partner of choice is central to Wheaton's value proposition, and I cannot overstate its importance to our continued success. Strong partnerships and repeat business have been a defining feature of our growth, accounting for more than two thirds of our recent transactions. In addition to providing innovative and reliable capital solutions, our support for our partners' community investment initiatives further strengthens these relationships and reinforces our reputation as a trusted, long-term partner committed to shared value creation.

> **Strong partnerships and repeat business have been a defining feature of our growth, accounting for more than two thirds of our recent transactions**

These outcomes are only possible because of the exceptional people at Wheaton. Completing acquisitions and supporting our partners requires creativity and deep technical expertise, thoughtful collaboration, and a shared commitment to excellence across the organization. I am incredibly proud of the Wheaton team and the role they play in executing our strategy every day.

Positioned for Sector-Leading Growth

Looking ahead, we have clear visibility into a compelling growth trajectory. For 2026, we are forecasting attributable production of 860,000 to 940,000 gold equivalent ounces, with a long-term outlook that projects approximately 50% growth to 1.2 million gold equivalent ounces by 2030. This expected growth is underpinned by contributions from both operating assets and a deep pipeline of development and pre-development projects, further strengthened by the addition of an expanded silver stream at Antamina announced in early 2026. Together, these drivers reinforce our confidence in Wheaton's ability to deliver sector-leading growth and long-term value for shareholders.

> **Projecting 50% growth to 1.2 million gold equivalent ounces by 2030**

Streaming continues to offer a compelling value proposition, with Wheaton providing exposure to high-quality, lower-risk precious metals and exceptional organic growth. With a strong pipeline of growth, a robust balance sheet, and an increasingly competitive environment that rewards creativity and flexibility, Wheaton is exceptionally well positioned for the future.

We remain focused on adding high-quality assets, structuring innovative transactions, and continuing to evolve our model in ways that create long-term value for our shareholders, our mining partners and our communities. With Randy's continued involvement as Chair of the Board, I am committed to maintaining the culture he helped establish, while ensuring the Company continues to evolve and grow.

I am honoured to serve as President and Chief Executive Officer of Wheaton Precious Metals. On behalf of the entire leadership team, I would like to thank our shareholders, Board of Directors, employees, partners, and the communities in which we operate for their continued trust and support.

Sincerely,

HAYTHAM HODALY,
President and Chief Executive Officer

April 7, 2026

Part 1: Management's Discussion & Analysis



Management's Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2025

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with Wheaton Precious Metals Corp.'s ("Wheaton" or the "Company") consolidated financial statements for the year ended December 31, 2025 and related notes thereto which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). Reference to Wheaton or the Company includes the Company's wholly-owned subsidiaries. This MD&A contains "forward-looking" statements that are subject to risk factors set out in the cautionary note contained on page 60 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of March 12, 2026.

Table of Contents

Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange ("NYSE"), the Toronto Stock Exchange ("TSX") and the London Stock Exchange ("LSE") and trades under the symbol WPM.

As of December 31, 2025, the Company has entered into 42 long-term agreements[1] (34 of which are precious metal purchase agreements, or "PMPAs", three of which are early deposit PMPAs, and five of which are royalty agreements), with 34 different mining companies, related to precious metals and cobalt relating to 23 mining assets which are currently operating, 23 of which are at various stages of development and 2 which have been placed into care and maintenance or have been closed, located in 18 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the year ended December 31, 2025, the per ounce price paid by the Company for the metals acquired under the agreements averaged $479 for gold, $6.58 for silver, $195 for palladium and $3.57 per pound for cobalt. The primary drivers of the Company's financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

---

[1] Minto has been removed from the mine count due to Minto Metals Corp. being placed in receivership.

Operational Overview

	Q4 2025	Q4 2024	Change		2025	2024	Change
Units produced							
Gold ounces	130,676	118,328	10.4 %		416,171	381,248	9.2 %
Silver ounces	6,064	5,865	3.4 %		22,289	20,959	6.3 %
Palladium ounces	2,519	2,797	(9.9)%		10,265	15,632	(34.3)%
Cobalt pounds	670	393	70.4 %		2,460	1,289	90.8 %
Gold equivalent ounces [2]	205,037	189,059	8.5 %		689,864	635,488	8.6 %
Units sold							
Gold ounces	121,791	87,662	38.9 %		411,005	332,701	23.5 %
Silver ounces	5,685	4,307	32.0 %		19,796	16,072	23.2 %
Palladium ounces	1,730	4,434	(61.0)%		9,356	17,270	(45.8)%
Cobalt pounds	485	485	0.0 %		1,632	970	68.2 %
Gold equivalent ounces [2]	190,535	141,495	34.7 %		651,311	529,493	23.0 %
Change in PBND [3]							
Gold ounces	2,667	25,582	22,915		(14,622)	30,782	45,404
Silver ounces	(402)	652	1,054		(356)	1,610	1,966
Palladium ounces	745	(1,747)	(2,492)		730	(2,227)	(2,957)
Cobalt pounds	140	(118)	(258)		664	233	(431)
Gold equivalent ounces [2]	(968)	31,853	32,821		(15,013)	49,756	64,769
Per unit metrics							
Sales price							
Gold per ounce	$ 4,215	$ 2,677	57.5 %	$	3,494	$ 2,393	46.0 %
Silver per ounce	$ 59.32	$ 31.28	89.6 %	$	42.26	$ 28.49	48.3 %
Palladium per ounce	$ 1,479	$ 1,008	46.7 %	$	1,126	$ 984	14.4 %
Cobalt per pound	$ 23.89	$ 13.66	74.9 %	$	19.11	$ 14.18	34.8 %
Gold equivalent per ounce [2]	$ 4,538	$ 2,689	68.8 %	$	3,554	$ 2,426	46.5 %
Cash costs [4]							
Gold per ounce [4]	$ 495	$ 440	(12.5)%	$	479	$ 440	(8.9)%
Silver per ounce [4]	$ 8.95	$ 5.16	(73.4)%	$	6.58	$ 4.98	(32.1)%
Palladium per ounce [4]	$ 244	$ 184	(32.6)%	$	195	$ 179	(8.9)%
Cobalt per pound [4]	$ 4.33	$ 2.59	(67.2)%	$	3.57	$ 2.71	(31.7)%
Gold equivalent per ounce [2, 4]	$ 597	$ 444	(34.5)%	$	514	$ 438	(17.4)%
Cash operating margin [4]							
Gold per ounce [4]	$ 3,720	$ 2,237	66.3 %	$	3,015	$ 1,953	54.4 %
Silver per ounce [4]	$ 50.37	$ 26.12	92.8 %	$	35.68	$ 23.51	51.8 %
Palladium per ounce [4]	$ 1,235	$ 824	49.8 %	$	931	$ 805	15.7 %
Cobalt per pound [4]	$ 19.56	$ 11.07	76.7 %	$	15.54	$ 11.47	35.5 %
Gold equivalent per ounce [2, 4]	$ 3,941	$ 2,245	75.5 %	$	3,040	$ 1,988	52.9 %
Total revenue	$ 864,714	$ 380,516	127.2 %	$	2,314,600	$ 1,284,639	80.2 %
Gold revenue	$ 513,374	$ 234,690	118.7 %	$	1,436,218	$ 796,051	80.4 %
Silver revenue	$ 337,197	$ 134,733	150.3 %	$	836,671	$ 457,830	82.7 %
Palladium revenue	$ 2,558	$ 4,468	(42.7)%	$	10,536	$ 16,999	(38.0)%
Cobalt revenue	$ 11,585	$ 6,625	74.9 %	$	31,175	$ 13,759	126.6 %
Net earnings	$ 558,250	$ 88,148	533.3 %	$	1,471,720	$ 529,140	178.1 %
Per share	$ 1.230	$ 0.194	534.0 %	$	3.242	$ 1.167	177.8 %
Adjusted net earnings [4]	$ 554,979	$ 198,969	178.9 %	$	1,372,862	$ 640,170	114.5 %
Per share [4]	$ 1.222	$ 0.439	178.4 %	$	3.025	$ 1.412	114.2 %
Operating cash flows	$ 746,277	$ 319,471	133.6 %	$	1,904,981	$ 1,027,581	85.4 %
Per share [4]	$ 1.644	$ 0.704	133.5 %	$	4.197	$ 2.266	85.2 %
Dividends paid [5]	$ 74,913	$ 70,318	6.5 %	$	299,595	$ 281,166	6.6 %
Per share	$ 0.165	$ 0.155	6.5 %	$	0.660	$ 0.620	6.5 %

1) All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2) Gold-equivalent ounces ("GEOs"), which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2025.
3) Represents the increase (decrease) in payable ounces produced but not delivered ("PBND") relative to the various mines that the Company derives precious metals from and, for cobalt, the increase (decrease) of payable pounds PBND. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosures associated with this information.
4) Refer to discussion on non-GAAP measures beginning on page 46 of this MD&A.
5) As at December 31, 2025, cumulative dividends of $2.6 billion have been declared and paid by the Company.

Highlights

Operations

- For the three months ended December 31, 2025, relative to the comparable period of the prior year:

  o Production amounted to 205,000 gold equivalent ounces ("GEOs"), an increase of 8%, with increased production from Antamina and Salobo, the recommencement of production at Aljustrel and the commencement of production at Blackwater being partially offset by lower production at Constancia and Peñasquito.

  o Sales volumes amounted to 190,500 GEOs, an increase of 35%, primarily the result of relative changes to GEOs produced but not delivered ("PBND"), combined with the higher production. PBND GEOs decreased 1,000 GEOs during the quarter, compared to an increase of 31,900 GEOs in the same period of the prior year.

  o Revenue increased 127% or $484 million to $865 million (59% gold, 39% silver, 1% palladium and 1% cobalt), representing a record for the Company, with the increase being primarily due to a 69% increase in realized commodity prices coupled with the higher sales volumes.

  o Gross margin amounted to $664 million (77% of revenue), representing a record for the Company and an increase of $416 million (a 12% increase as a percentage of revenue). The higher margin as a percentage of revenue reflects the leverage provided by fixed per-ounce production payments, which accounted for 80% of revenue during the quarter.

  o Net earnings amounted to $558 million, an increase of $470 million, primarily due to the increased gross margin and the absence of the $109 million impairment charge recognized in 2024 on the Voisey's Bay PMPA, which resulted from a significant and sustained decline in cobalt prices.

  o Adjusted net earnings increased 179% or $356 million to $555 million, representing a record for the Company.

  o Operating cash flow amounted to $746 million, representing a record for the Company, with the $427 million increase being the result of the higher gross margin.

- For the year ended December 31, 2025 relative to the prior year:

  o Production amounted to 689,900 GEOs, an increase of 9%, with increased production from Salobo and Antamina, the recommencement of production at Aljustrel and the commencement of production at Blackwater being partially offset by lower production at Constancia and Peñasquito.

  o Sales volumes amounted to 651,300 GEOs, an increase of 23% resulting from higher production and relative changes in the number of GEOs PBND, with PBND decreasing by 15,000 GEOs, compared to a 49,800 GEO increase during the comparable period of the prior year.

  o Revenue increased 80% or $1.0 billion to $2.3 billion (62% gold, 36% silver, 1% palladium and 1% cobalt), representing a record for the Company, with the increase being primarily due to a 46% increase in realized commodity prices coupled with the 23% increase in sales volumes.

  o Gross margin amounted to $1.7 billion (72% of revenue), representing an increase of $869 million (a 10% increase as a percentage of revenue).

  o Net earnings amounted to $1.5 billion, an increase of $943 million, primarily due to the higher gross margin, the gain from the exercise of the 33% buy-back option under the Cangrejos PMPA and the absence of the $109 million impairment charge recognized in 2024 on the Voisey's Bay PMPA, partially offset by higher income taxes driven by higher income.

  o Adjusted net earnings increased 114% or $733 million to $1.4 billion, representing a record for the Company.

  o Operating cash flow amounted to $1.9 billion, representing a record for the Company, with the $877 million increase being due primarily to the higher gross margin.

- For the third consecutive year, the Company has increased its quarterly dividend. For 2026, the Board of Directors has set the quarterly dividend to $0.195 per common share, which represents an 18% increase, or $0.03 per common share.

Corporate Development

- On March 4, 2025, Vale informed the Company that it had achieved a sustained throughput capacity of over 35 million tonnes per annum ("Mtpa") over a 90-day period, resulting in the completion of the second phase of the Salobo III expansion project.

- On March 7, 2025, the Company amended the Blackwater Silver PMPA, modifying the payable silver profile under the stream, which is expected to accelerate the receipt of payable silver ounces by Wheaton.

- On November 6, 2025, the Company entered into a PMPA with Waterton Gold LP ("Waterton Gold") in respect to the Spring Valley project located in Nevada, USA.

- On November 26, 2025, the Company entered into a PMPA with Hemlo Mining Corp.("Hemlo") in respect to the currently operating Hemlo mine located in Ontario, Canada.

- In connection with its acquisition of Lumina, CMOC exercised its 33% buy-back option under the Cangrejos PMPA for a cash payment of $102 million. Wheaton had previously paid an upfront amount of $16 million attributable to this portion of the stream. The transaction resulted in a gain of $86 million.

- On February 17, 2026, the Company entered into a PMPA with BHP Group Limited ("BHP") for their 33.75% portion of the silver produced at the Antamina mine located in Peru.

Asset Updates

- Rio2 Limited ("Rio2") reports the first official gold pour at the Fenix mine, with a focus for the remainder of 2026 to ramp up operations to 20,000 tonnes per day.

- Artemis Gold Inc. ("Artemis Gold") reports that its board of directors approved the expanded Phase 2 development at the Blackwater mine, which is planned to increase nameplate capacity from 8 Mtpa to 21 Mtpa before the end of 2028.

- Ivanhoe Mines Ltd. ("Ivanhoe") reports that the first production of concentrate at the Platreef mine occurred on November 18, 2025.

- Allied Gold Corporation ("Allied") reports that the Kurmuk project is being executed to accommodate average throughput of up to 6.4 Mtpa (up from 6.0 Mtpa), with pre-commissioning expected in 2026.

- B2Gold Corp. ("B2Gold") reports that the Goose mine achieved commercial production on October 2, 2025, with 2026 production expected to be weighted to the second half of 2026.

- Aris Mining Corporation ("Aris") reports that development of the new underground decline to the Bulk Mining Zone at the Marmato mine is approximately 60% complete and is scheduled for completion in Q3 2026, ahead of the commissioning of the carbon in pulp plant, which is expected in Q4 2026.

- Waterton Copper LP ("Waterton Copper") continued ramp-up efforts at the Mineral Park mine, with first concentrate sales occurring in Q4 2025 and first silver deliveries to Wheaton occurring in January 2026. Ramp-up to commercial production is expected to continue in Q1 2026.

- Montage Gold Corp. ("Montage") reports that first gold pour through the oxide circuit at the Koné project is anticipated in late Q4 2026, while the hard-rock comminution circuit remains on track for completion in Q2 2027.

- Hudbay Mineral Inc. ("Hudbay") reported that they intend to complete the definitive feasibility study at Copper World in mid-2026 with final sanctioning decision expected in 2026.

Other

- On February 5, 2026, the Company announced that as part of the Company's strategic succession planning, Haytham Hodaly, currently President, will succeed Randy Smallwood as Wheaton's Chief Executive Officer, effective March 31, 2026, reflecting an ongoing leadership evolution to support the next phase in the Company's growth trajectory.

- During the fourth quarter of 2025, the Company:
  - Paid a quarterly dividend of $75 million.
  - Made total upfront cash payments relative to 7 PMPAs totaling $646 million.

- During 2025, the Company:
  - Made four quarterly dividend payments totaling $300 million.
  - Made total upfront cash payments relative to 10 PMPAs totaling $1.3 billion.

- Subsequent to the quarter, the Company made additional upfront cash payments of $90 million relative to the Spring Valley PMPA ($50 million) and the Marmato PMPA ($40 million), partially offset by a repayment of $30 million relative to the Santo Domingo PMPA, with this amount to be re-advanced at a later date.

Outlook[1]

Wheaton's estimated attributable production in 2026, the estimated attributable gold equivalent production in 2030, as well as the estimated 5-year average annual gold equivalent production for 2031 to 2035, is as follows:

Metal	2025 Actual Production [1,2]	2026 Production Guidance	2030 Target Production Guidance [2]	2031-2035 Average Annual Production Guidance [2]
Gold Ounces	416,171	400,000 to 430,000		
Silver Ounces ('000s)	22,289	27,000 to 29,000		
Other Metals (GEOs)	16,021	19,000 to 21,000		
Gold Equivalent Ounces [3]	803,658	860,000 to 940,000	1,200,000	1,200,000

2026 Production Outlook
The Company anticipates that 2026 GEO[2] production will increase by over 11% from levels achieved in 2025. This expected year-over-year growth is driven primarily by the additional stream at Antamina which is expected to add another 70,000 GEOs[2] to the portfolio in 2026 and begin generating production on April 1, 2026. Further contributions from newly operating assets, including Blackwater, Mineral Park, Fenix, Hemlo, Goose and Platreef are also forecast to support this growth. These increases are expected to be partially offset by lower production from Constancia following the depletion of the Pampacancha pit in late December 2025.

At the Company's cornerstone assets, after achieving record production levels in 2025, attributable production levels at Salobo are forecast to decrease slightly, with higher throughput levels anticipated to be offset by modestly lower gold grades. Attributable production is forecast to increase significantly at Antamina in 2026 due to the additional stream, with the Company receiving a combined 67.5% of silver production commencing April 1, 2026, up from the 33.75% delivered in 2025 under the existing stream. Lastly, attributable production from Peñasquito is forecast to increase from 2025, driven by stronger silver grades, including contributions from stockpile material as mining progresses through planned sequencing.

Long-Term Production Outlook
Production is forecast to increase by approximately 50% to 1,200,000 GEOs[2] by 2030, due to growth from multiple Operating assets including Antamina, Blackwater, Aljustrel, Marmato, Hemlo and Goose; Development assets that are in construction and/or various stages of ramp-up, including the Koné, Fenix, Kurmuk, Platreef, Mineral Park and El Domo projects; and Pre-development assets including the Spring Valley, Copper World and Santo Domingo projects, all of which have received their major permits.

From 2031 to 2035, attributable production is forecast to be maintained at 1,200,000 GEOs[2] annually and incorporates additional incremental production from Pre-development assets including the Cangrejos, Kudz Ze Kayah and Marathon projects, in addition to the Mt. Todd and Black Pine royalties.

Not included in Wheaton's long-term forecast and instead classified as 'optionality', is potential future production from 11 other assets including El Alto[3], Navidad and Toroparu.

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[1] Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosures associated with this information.

[2] Ounces produced represent the quantity of silver, gold, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Gold equivalent forecast production for 2026 and the longer-term outlook are based on the following updated commodity price assumptions: $4,800 per ounce gold, $80 per ounce silver, $1,500 per ounce palladium, $2,000 per ounce of platinum and $25 per pound cobalt. For purposes of comparison, 2025 actual production numbers have been adjusted to reflect 2026 commodity price assumptions.

[3] El Alto was formerly known as Pascua-Lama.

Mineral Stream Interests

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner [1]	Location[1]	Attributable Production	Production Payment Per Unit [2,3]	Depletion Rate Per Unit [1]	Total Upfront Consideration Paid to Dec 31, 2025 [3]	To be Paid [2]	Total [3]	Cash Flow Generated to Date [3]	Q4-2025 PBND [3,4]	Term [1]
Gold											
Salobo	Vale	BRA	75%	$433	$404	$ 3,573,360	$ -	$ 3,573,360	$ 3,519,774	79,466	LOM
Sudbury [5]	Vale	CAN	70%	$400	$1,399	623,572	-	623,572	373,177	12,761	20 years [5]
Constancia	Hudbay	PER	50%	$429	$338	135,000	-	135,000	434,418	7,240	LOM
San Dimas	FM	MEX	variable [6]	$643	$428	220,000	-	220,000	395,909	2,098	LOM
Stillwater [7]	Sibanye	USA	100%	18%	$570	237,880	-	237,880	118,935	4,462	LOM
Blackwater	Artemis Gold	CAN	8% [8]	35%	$606	340,000	-	340,000	40,543	319	LOM
Platreef	Ivanhoe	SA	62.5% [9]	$100	NP	275,300	-	275,300	-	-	LOM [9]
Other											
Copper World	Hudbay	USA	100%	$450	NP	-	39,296	39,296	-	-	LOM
Marmato	Aris	CO	10.5% [10]	18%	$527	85,416	77,584	163,000	24,630	112	LOM
Santo Domingo	Capstone	CHL	100% [11]	18%	NP	25,028	260,000	285,028	6,159	-	LOM
Fenix	Rio2	CHL	22% [12]	18%	NP	150,000	-	150,000	-	-	LOM
El Domo	Silvercorp	ECU	50% [13]	18%	NP	31,981	96,655	128,636	1,203	-	LOM
Marathon	Gen Mining	CAN	100% [14]	18%	NP	21,857	102,145	124,002	-	-	LOM
Goose	B2Gold	CAN	2.78% [15]	18%	$1,212	83,750	-	83,750	2,124	810	LOM
Cangrejos	CMOC	ECU	4.4% [16]	18%	NP	32,160	168,840	201,000	-	-	LOM
Curraghinalt	Dalradian	UK	3.05% [17]	18%	NP	20,000	55,000	75,000	-	-	LOM
Kudz Ze Kayah	BMC	CAN	7.375% [18]	20%	NP	14,760	5,400	20,160	-	-	LOM
Koné	Montage	CIV	19.5% [19]	20%	NP	468,750	156,250	625,000	-	-	LOM
Kurmuk	Allied	ETH	6.7% [20]	15%	NP	175,000	-	175,000	-	-	LOM
Spring Valley	Waterton Gold	USA	8% [21]	20%	NP	50,000	620,000	670,000	-	-	LOM
Hemlo	Hemlo	CAN	10.13% [22]	20%	$1,423	300,000	-	300,000	-	1,622	LOM
						$ 6,863,814	$ 1,581,170	$ 8,444,984	$ 4,916,872	108,890	
Silver											
Peñasquito	Newmont	MEX	25%	$4.62	$5.09	$ 485,000	$ -	$ 485,000	$ 1,819,088	1,105	LOM
Antamina	Glencore	PER	33.75% [23]	20%	$4.39	900,000	-	900,000	949,639	1,206	LOM
Constancia	Hudbay	PER	100%	$6.32	$6.43	294,900	-	294,900	351,874	433	LOM
Blackwater	Artemis Gold	CAN	50% [8]	18%	$7.55	170,800	-	170,800	16,561	17	LOM
Other											
Los Filos	Equinox	MEX	100%	$4.74	$0.00	4,463	-	4,463	45,193	51	25 years [24]
Zinkgruvan	Boliden	SWE	100%	$4.81	$1.00	77,866	-	77,866	606,915	172	LOM
Stratoni	Eldorado	GRC	100%	$11.54	NP	57,500	-	57,500	155,868	-	LOM
Neves-Corvo	Boliden	PRT	100%	$4.55	$1.36	35,350	-	35,350	210,142	101	50 years [25]
Aljustrel	Almina	PRT	100% [26]	50%	$0.00	2,451	-	2,451	60,062	-	50 years [25]
El Alto [27]	Barrick	CHL/ARG	25%	$3.90	NP	625,000	-	625,000	372,767	-	LOM
Copper World	Hudbay	USA	100%	$3.90	NP	-	191,855	191,855	-	-	LOM
Navidad	PAAS	ARG	12.5%	$4.00	NP	10,788	32,400	43,188	-	-	LOM
Marmato	Aris	CO	100% [10]	18%	$6.60	7,600	4,400	12,000	4,295	2	LOM
Cozamin	Capstone	MEX	50% [28]	10%	$21.62	150,000	-	150,000	77,715	133	LOM
El Domo	Silvercorp	ECU	75% [13]	18%	NP	11,531	34,969	46,500	-	-	LOM
Mineral Park	Waterton	US	100%	18%	$12.29	115,000	-	115,000	-	7	LOM
Kudz Ze Kayah	BMC	CAN	6.875% [18]	20%	NP	26,240	9,600	35,840	-	-	LOM
						$ 2,974,489	$ 273,224	$ 3,247,713	$ 4,670,119	3,227	
Palladium											
Stillwater [7]	Sibanye	USA	4.5% [29]	18%	$492.09	$ 262,120	$ -	$ 262,120	$ 171,460	5,169	LOM
Platreef	Ivanhoe	SA	5.25% [9]	30%	NP	78,700	-	78,700	-	-	LOM [9]
						$ 340,820	$ -	$ 340,820	$ 171,460	5,169	
Platinum											
Marathon	Gen Mining	CAN	22% [14]	18%	NP	$ 9,367	$ 43,776	$ 53,143	$ -	-	LOM
Platreef	Ivanhoe	SA	5.25% [9]	30%	NP	57,500	-	57,500	-	-	LOM [9]
						$ 66,867	$ 43,776	$ 110,643	$ -	-	
Cobalt											
Voisey's Bay	Vale	CAN	42.4% [30]	18%	$9.02	$ 390,000	$ -	$ 390,000	$ 84,040	1,341	LOM
Total PMPAs Currently Owned						$ 10,635,990	$ 1,898,170	$ 12,534,160	$ 9,842,491		
Terminated / Matured PMPAs						1,358,502	-	$ 1,358,502	3,376,971		
Total						$ 11,994,492	$ 1,898,170	$ 13,892,662	$ 13,219,462		

1) Abbreviations as follows: FM = First Majestic Silver Corp; BMC = BMC Minerals; PAAS = Pan American Silver Corp; Gen Mining = Generation Mining Ltd.; Waterton = Waterton Copper LP.; Waterton Gold = Waterton Gold LP; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CIV = Côte d'Ivoire, CO = Colombia; ECU = Ecuador; ETH = Ethiopia, GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SA = South Africa; SWE = Sweden; USA = United States; UK = United Kingdom; NP = Not Producing; and LOM = Life of Mine.
2) Please refer to the section entitled "Contractual Obligations and Contingencies – Mineral Stream Interests" on page 36 of this MD&A for more information.
3) All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled "Other Contractual Obligations and Contingencies" on page 38 of this MD&A for details of when the remaining upfront consideration is forecasted to be paid. Certain contracts, including Santo Domingo and El Domo, contain delay ounce provisions whereby should construction of the mine not be completed by an agreed to date, the mine operator must compensate the Company for the delay until certain conditions are satisfied by delivering additional ounces. The value of these ounces on the date first due, net of amounts owed to the mine operator, is treated as a reduction to the upfront consideration paid. Sale of the resulting ounces received is treated as revenue, with the associated cost of sales being equal to the fair value of the ounces on the date received.
4) Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosures associated with this information.
5) Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests as well as the non-operating Victor gold interest. As of December 31, 2025, the Company has received approximately $373 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. The term of the Sudbury PMPA ends on May 11, 2033.
6) The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. During the period of April 30, 2025 to October 28, 2025, the fixed gold to silver exchange ratio was revised from 70:1 to 90:1. The current gold to silver price ratio is 70:1.
7) Comprised of the Stillwater and East Boulder gold and palladium interests.
8) Once the Company has received 464,000 ounces of gold under the amended Blackwater Gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater Silver PMPA, the attributable silver production will be reduced to 33%.
9) Once the Company has received 218,750 ounces of gold under the Platreef Gold PMPA, the attributable gold production will reduce to 50% until 428,300 ounces have been delivered, after which the stream drops to 3.125%. Under the Platreef Palladium and Platinum PMPA, once the Company has received 350,000 ounces of combined palladium and platinum, the attributable palladium and platinum production will reduce to 3% until 485,115 ounces have been delivered, after which the stream drops to 0.1% of the payable palladium and platinum production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 million tonnes per annum ("Mtpa"), the 3.125% residual gold stream and the 0.1% residual palladium and platinum stream will terminate. Under the Platreef Gold PMPA, a subsidiary of Royal Gold Inc. (formerly Sandstorm Gold Ltd./Nomad Royalty Ltd.) ("Royal Gold") is entitled to purchase 37.5% of payable gold. The decrease in the percentage of payable metal that Wheaton will be entitled to purchase is conditional on delivery of the total amount of payable gold to all purchasers (Wheaton and Royal Gold combined). The values set out herein pertain only to Wheaton's share of the payable gold.
10) Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.
11) Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company's attributable gold production will be reduced to 67%. The units sold under Santo Domingo relate to ounces received due to the delay ounce provision (see footnote 3, above).
12) On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.
13) Once the Company has received 145,000 ounces of gold under the El Domo PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%. The units sold under El Domo relate to ounces received due to the delay ounce provision (see footnote 3, above).
14) Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
15) Once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company's attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company's attributable gold production will be reduced to 1.0%.
16) During Q3 2025, in connection with its acquisition of Lumina Gold Corp., CMOC exercised its 33% buy-back option under the Cangrejos PMPA for a cash payment of $102 million, resulting in a gain of $86 million on partial disposal of the Cangrejos PMPA. In connection with the exercise of the option, once the Company has received 469,000 ounces of gold under the Cangrejos PMPA, the Company's attributable gold production will be reduced to 2.9%.
17) Once the Company has received 125,000 ounces of gold under the Curraghinalt PMPA, the Company's attributable gold production will be reduced to 1.5%.
18) Once the Company has received 330,000 ounces of gold and 43.30 million ounces of silver under the Kudz Ze Kayah PMPA, the Company's attributable gold and silver production will be reduced to 6.125%, with a further reduction to 5.5% until the Company has received an additional 59,800 ounces of gold and 7.96 million ounces of silver, with a further reduction to 5.5% until the Company has received an additional 270,200 ounces of gold and 35.34 million ounces of silver, thereafter increased to 6.75%.
19) Once the Company has received 400,000 ounces of gold under the Koné PMPA, subject to adjustment if there are delays in deliveries relative to an agreed schedule, the attributable gold production will reduce to 10.8% until an additional 130,000 ounces of gold has been delivered, after which the stream drops to 5.4%.
20) Once the Company has received 220,000 ounces of gold under the Kurmuk PMPA, the Company's attributable gold production will be reduced to 4.8%. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop-down threshold is reached.
21) Once the Company has received 300,000 ounces of gold under the Spring Valley PMPA, the Company's attributable gold production will be reduced to 6%.
22) Once the Company has received 135,750 ounces of gold under the Hemlo PMPA (the "First Dropdown Threshold"), the Company's attributable gold production will be reduced to 6.75% until an additional 117,998 ounces of gold has been delivered (the "Second Dropdown Threshold"), at which point the Company's attributable gold production will be 4.50% for the life of the mine. Each of the First Dropdown Threshold and the Second Dropdown Threshold will be subject to adjustment if there are delays in deliveries relative to an agreed schedule, and commencing in 2033, if deliveries fall behind the agreed schedule by 10,000 ounces or more, the stream percentage will be increased by 5% until deliveries catch up with the agreed schedule. The payable gold will be reduced by half with respect to gold production from certain claims comprising the Interlake deposit.
23) Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company's attributable silver production will be reduced to 22.5%.
24) The term of the Los Filos PMPA ends on October 15, 2029.
25) The term of the Neves-Corvo and Aljustrel PMPAs ends on June 5, 2057.
26) Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
27) Previously referred to as Pascua-Lama in this MD&A.
28) Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company's attributable silver production will be reduced to 33%.
29) Once the Company has received 375,000 ounces of palladium under the Stillwater PMPA, the Company's attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company's attributable palladium production will be reduced to 1%.
30) Once the Company has received 31 million pounds of cobalt under the Voisey's Bay PMPA, the Company's attributable cobalt production will be reduced to 21.2%.

Significant amendments and acquisitions (if any) of mineral stream interests during Q4 2025 are outlined below. The percentage of payable production and other key PMPA terms for all mineral stream interests are described in the Contractual Obligations and Contingencies section of this MD&A starting on page 36 of the MD&A.

Acquisition of Mineral Stream Interests

Spring Valley

On November 6, 2025, the Company entered into a PMPA (the "Spring Valley PMPA") with Waterton Gold Corp., a subsidiary of Waterton Gold LP ("Waterton Gold"), in respect of gold production from the Spring Valley project located

in Nevada, USA ("Spring Valley project"). Under the terms of the Spring Valley PMPA, the Company is committed to pay Waterton Gold total upfront cash consideration of $670 million in installments as various conditions are satisfied, with the initial payment being paid on December 11, 2025. The Company has also provided a cost overrun facility (the "Spring Valley Facility") of up to $150 million, accessible during an availability period commencing once the full upfront consideration has been paid under the Spring Valley PMPA. The Spring Valley Facility has a maturity date of three years following the first drawdown under the Spring Valley Facility.

Hemlo
On November 26, 2025, the Company entered into a PMPA (the "Hemlo PMPA") with Hemlo in respect of gold production from the currently operating Hemlo mine located in Ontario, Canada. Under the terms of the Hemlo PMPA, which will deliver immediate production and cash flow to the Company, the Company paid Hemlo total upfront cash consideration of $300 million.

As part of its financing commitment, on October 7, 2025 the Company invested $30 million (Cdn$42 million) in Hemlo's equity offering.

Antamina
On February 16, 2026, the Company announced it had entered into a definitive PMPA with BHP (the "BHP Antamina PMPA") for their 33.75% portion of the silver produced at the Antamina Mine located in Peru. Upon closing, Wheaton will receive a combined 67.5% of all the silver produced from Antamina, up from the 33.75% currently delivered under the existing Glencore silver stream.

Under the terms of the BHP Antamina PMPA, the Company will pay BHP total upfront cash consideration of $4.3 billion on closing, subject to certain customary conditions. Additionally, the Company will make ongoing payments for the silver ounces delivered equal to 20% of the spot price of silver. The BHP Antamina PMPA is effective April 1, 2026, from which time the Company will purchase BHP's 33.75% of the payable silver until a total of 100 million ounces has been delivered, at which point the Company will purchase 22.5% of the payable silver for the life of mine. Payable silver will be calculated using a fixed payable factor of 90.0%.

Updates on the Operating Mineral Stream Interests

Peñasquito
On February 19, 2026, Newmont Corporation ("Newmont") reported that silver production at Peñasquito is expected to increase in 2026, largely due to grades milled, including increased stockpile processing in 2026.

Constancia
On February 20, 2026, Hudbay announced that Constancia is expected to deliver at higher mill throughput rates starting in the second half of 2026 with the installation of pebble crushers. 2026 gold production is expected to be lower than 2025 production, reflecting the depletion of Pampacancha, a satellite open pit deposit that has been a source of higher grade gold ore, in 2025.

Blackwater
On December 15, 2025, Artemis Gold announced that its board of directors approved an expanded Phase 2 development at the Blackwater mine. This Phase 2 development is a significant addition to the previously announced Phase 1A project, designed to increase nameplate capacity from 8 Mtpa to 21 Mtpa before the end of 2028.

On March 12, 2026, Artemis Gold reported an unplanned mill shutdown due to the failure of a ball mill gearbox, with the estimated time to complete repairs and restart mill operations between 8 to 10 days. Artemis Gold reports that plans are underway to make use of this interruption to carry out maintenance activities originally planned for Q2 2026. Artemis Gold notes that while mining related activities are continuing normally, production in Q1 2026 is expected to be lower than originally anticipated as a result of this mill outage.

Goose
On October 6, 2025, B2Gold announced that the Goose mine achieved commercial production on October 2, 2025. On February 18, 2026, B2Gold reported that production at the Goose mine in 2025 was impacted by crushing plant capacity constraints in the third quarter and temporary delays in accessing higher-grade ore from the Umwelt underground in the third quarter and early fourth quarter. Initial near-term crushing circuit modifications, ordered in late 2025 and scheduled for implementation in the second half of 2026, are expected to increase average throughput to approximately 3,200 tonnes per day and eliminate the need for full-time use of the mobile crusher, while studies are underway to evaluate further enhancements to increase capacity to approximately 4,000 tonnes per day, with decisions on scope and timing expected in the first half of 2026. B2Gold also states that production in 2026 is expected to be weighted to the second half of 2026, with approximately 65% of estimated annual gold production to be achieved during the third and fourth quarters.

Marmato

On March 11, 2026, Aris reported that development of the new underground decline to the Bulk Mining Zone at the Marmato mine is approximately 60% complete and is scheduled for completion in Q3 2026, ahead of the commissioning of the carbon in pulp plant, which is expected in Q4 2026.

Hemlo

On January 29, 2026 Hemlo announced that they had initiated a 130,000 meter exploration drilling program aimed at extending the mine life, de-risking the near-term mine plan and identifying near-mine growth opportunities.

Updates on the Development Stage Mineral Stream Interests

Mineral Park

During the quarter, Waterton Copper continued ore commissioning of the newly refurbished concentrator at its Mineral Park project. The ramp-up efforts in Q4 2025 were focused on mill alignment to handle increasing throughput and gradually increasing both operating uptime and overall site throughput. First concentrate sales occurred in Q4 2025 and first silver delivery to Wheaton occurred in January 2026. Ramp-up to commercial production is expected to continue in Q1 2026, with increasing concentrate production throughout the first quarter. At steady state throughput, the fully refurbished mill capacity will be 16.5 Mtpa.

Platreef

On January 12, 2026, Ivanhoe announced that following the official opening and first production of concentrate from the Platreef mine on November 18, 2025, the development of the mine continues to rapidly advance. During the initial ramp-up period, lower-grade development ore is being processed, with a transition to production ore expected once Shaft #3 is ready to hoist in early Q2 2026, with the concentrator expected to achieve approximately 80 percent of nameplate capacity by mid-year.

Fenix

On January 26, 2026, Rio2 announced the first official gold pour at the Fenix Gold Mine, where construction of critical path items were completed on time and on budget, as previously guided. Rio2 states that the focus now is to ramp up operations to 20,000 tonnes per day of ore.

Kurmuk

On February 18, 2026, Allied reported that the Kurmuk project was progressing in line with plan, with advancement at the processing plant and crushing circuit, mining activities supporting ore stockpiling, and power line construction advancing toward completion ahead of commissioning. A review of processing capacity was completed in Q4 2025, and the project is now being executed to accommodate average throughput of up to 6.4 Mtpa (from 6.0 Mtpa), with pre-commissioning expected in 2026.

On January 26, 2026, Allied announced it has entered into a definitive agreement with Zijin Gold International Company Limited ("Zijin Gold"), where Zijin Gold will acquire all of the issued and outstanding shares of Allied in cash. Subject to the satisfaction or waiver by the parties of all necessary closing conditions and the receipt of all required approvals, the completion of the transaction is anticipated in late April 2026[1].

Koné

On January 19, 2026, Montage announced that rapid construction progress continues to be made at the Koné project, where first gold pour through the oxide circuit is anticipated in late Q4 2026, while the hard-rock comminution circuit remains on track for completion in Q2 2027. Since commencement of the project, key milestones achieved include the erection of all 14 carbon-in-leach tanks, piperack and grid mesh walkways, completion of the oxide sizer and the delivery of the ball mill to site.

El Domo

On February 4, 2026, Silvercorp Metals Inc. ("Silvercorp") reported that during 2025, construction activities at its El Domo project advanced across site preparation, infrastructure, and water management works, with approximately $44.5 million spent (about 16% of their revised budget), including completion of archaeological clearance, significant earthworks and road construction, camp commissioning, and placement of orders for long-lead time major equipment. Silvercorp reports that the El Domo Project is now scheduled to be in production in 2027.

Copper World

On January 12, 2026, Hudbay announced the closing of the joint venture transaction with Mitsubishi Corporation, securing a premier, long-term strategic partner for the development of Copper World. Hudbay notes that they intend

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[1] Under the terms of the Kurmuk PMPA, within 30 days of a change of control Allied has a one-time option to repurchase one-third of the gold stream.

to complete the definitive feasibility study at Copper World in mid-2026 with final sanctioning decision expected in 2026.

Santo Domingo
On February 17, 2026, Capstone Copper Corp. ("Capstone") reported that they plan to progress the financing strategy, detailed engineering and infrastructure optimization opportunities at its Santo Domingo project towards a sanctioning decision expected in the second half of 2026.

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early-stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration[1]	Attributable Production to be Purchased Gold	Attributable Production to be Purchased Silver	Term of Agreement	Date of Original Contract
Toroparu	Aris Mining	Guyana	$ 15,500	$ 138,000	$ 153,500	10%	50%	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% [3]	100% [3]	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine	14-Dec-17
			$ 46,352	$ 322,000	$ 368,352				

1) Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2) Please refer to the section entitled "Other Contractual Obligations and Contingencies" on page 38 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.
3) Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Mineral Royalty Interests

The following table summarizes the mineral royalty interests owned by the Company as at December 31, 2025:

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Total Upfront Consideration [2]	Term of Agreement	Date of Original Contract
Metates	Chesapeake	Mexico	0.5% NSR	$ 3,000	Life of Mine	07-Aug-2014
Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	Life of Mine	04-Jan-2021
Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	Life of Mine	10-Sep-2023
Mt Todd [5]	Vista	Australia	1.0% GR	20,000	Life of Mine	13-Dec-2023
DeLamar [6]	Integra	USA	1.5% NSR	9,750	Life of Mine	20-Feb-2024
				$ 39,879		

1) Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2) Expressed in thousands; excludes closing costs.
3) The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn$2 million to the Company. On August 14, 2024, the Ontario Superior Court of Justice placed Victoria Gold Corp into receivership following the failure of the heap leach pad at its Eagle Mine in June, 2024.
4) Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5) The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.
6) Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.

Mt Todd
On January 13, 2026, Vista Gold Corp. announced continued progress at the Mt Todd gold project and outlined the pathway to initiate detailed engineering and design by early 2027. The focus for 2026 is to obtain permit modifications to align existing approved permits with the 2025 Feasibility Study, expand corporate capability to lead project development and address recommendations presented in the feasibility study that will provide key inputs for detailed engineering and design.

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at December 31, 2025 and December 31, 2024:

(in thousands)	December 31 2025	December 31 2024
Common shares held	$ 407,230	$ 98,190
Warrants held	3,265	785
Total long-term equity investments	$ 410,495	$ 98,975

The Company's long-term investments in common shares ("LTIs") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income ("OCI"). The cumulative gain or loss will not be reclassified to net earnings on disposal of these LTIs but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Income (Expense). Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company's OCI during the three months and year ended December 31, 2025 and 2024 is presented below. Please see the Liquidity and Capital Resources on page 31 of this MD&A for more information.

Common Shares Held

				Three Months Ended December 31, 2025		
(in thousands)	Fair Value at Sep 30, 2025	Additions	Disposals	Fair Value Adjustment Gains [1]	Fair Value at Dec 31, 2025	Realized Gain on Disposal
Streaming or royalty partners	$ 244,312	$ 30,147	$ -	$ 108,169	$ 382,628	$ -
Strategic investments	18,100	-	-	6,502	24,602	-
Total	$ 262,412	$ 30,147	$ -	$ 114,671	$ 407,230	$ -

1) Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income ("OCI").

				Three Months Ended December 31, 2024		
(in thousands)	Fair Value at Sep 30, 2024	Additions	Disposals	Fair Value Adjustment Losses [1]	Fair Value at Dec 31, 2024	Realized Gain on Disposal
Streaming or royalty partners	$ 97,037	$ 18,409	$ -	$ (21,531)	$ 93,915	$ -
Strategic investments	4,336	346	-	(407)	4,275	-
Total	$ 101,373	$ 18,755	$ -	$ (21,938)	$ 98,190	$ -

1) Fair Value Gains (Losses) are reflected as a component of OCI.

(in thousands)		Fair Value at Dec 31, 2024		Additions		Disposals		Fair Value Adjustment Gains [1]		Fair Value at Dec 31, 2025		Realized Gain on Disposal
								Year Ended December 31, 2025				
Streaming or royalty partners	$	93,915	$	37,927	$	-	$	250,786	$	382,628	$	-
Strategic investments		4,275		8,386		-		11,941		24,602		-
Total	$	98,190	$	46,313	$	-	$	262,727	$	407,230	$	-

1) Fair Value Gains (Losses) are reflected as a component of OCI.

(in thousands)		Fair Value at Dec 31, 2023		Additions		Disposals		Fair Value Adjustment Gains (Losses) [1]		Fair Value at Dec 31, 2024		Realized (Loss) Gain on Disposal
								Year Ended December 31, 2024				
Streaming or royalty partners	$	75,481	$	36,275	$	(12,018)	$	(5,823)	$	93,915	$	(3,543)
Strategic investments		170,545		346		(177,088)		10,472		4,275		35,768
Total	$	246,026	$	36,621	$	(189,106)	$	4,649	$	98,190	$	32,225

1) Fair Value Gains (Losses) are reflected as a component of OCI.

Summarized Financial Results

		Dec 31, 2025		Dec 31, 2024		Dec 31, 2023
Attributable precious metal production						
Gold ounces		416,171		381,248		375,371
Silver ounces (000's)		22,289		20,959		17,191
Palladium ounces		10,265		15,632		15,800
Cobalt pounds (000's)		2,460		1,289		673
GEOs [1]		689,864		635,488		583,000
Precious metal sales						
Gold ounces		411,005		332,701		327,336
Silver ounces (000's)		19,796		16,072		14,326
Palladium ounces		9,356		17,270		13,919
Cobalt pounds (000's)		1,632		970		1,074
GEOs [1]		651,311		529,493		503,293
Average realized price						
Gold per ounce	$	3,494	$	2,393	$	1,968
Silver per ounce	$	42.26	$	28.49	$	23.64
Palladium per ounce	$	1,126	$	984	$	1,329
Cobalt per pound	$	19.11	$	14.18	$	13.81
GEO [1]	$	3,554	$	2,426	$	2,019
Average cash cost [2]						
Gold per ounce	$	479	$	440	$	455
Silver per ounce	$	6.58	$	4.98	$	5.05
Palladium per ounce	$	195	$	179	$	241
Cobalt per pound [3]	$	3.57	$	2.71	$	3.30
GEO [1]	$	514	$	438	$	453
Average depletion [4]						
Gold per ounce	$	448	$	419	$	382
Silver per ounce	$	5.30	$	5.64	$	4.82
Palladium per ounce	$	458	$	434	$	441
Cobalt per pound	$	9.08	$	12.78	$	13.41
GEO [1]	$	473	$	472	$	426
Total revenue ($000's)	$	2,314,600	$	1,284,639	$	1,016,045
Net earnings ($000's)	$	1,471,720	$	529,140	$	537,644
Earnings per share						
Basic	$	3.242	$	1.167	$	1.177
Diluted	$	3.237	$	1.165	$	1.176
Adjusted net earnings [5] ($000's)	$	1,372,862	$	640,170	$	533,051
Adjusted earnings per share [5]						
Basic	$	3.025	$	1.412	$	1.177
Diluted	$	3.019	$	1.410	$	1.176
Cash flow from operations ($000's)	$	1,904,981	$	1,027,581	$	750,809
Dividends						
Dividends paid ($000's)	$	299,595	$	281,166	$	271,744
Dividends paid per share	$	0.66	$	0.62	$	0.60
Total assets ($000's)	$	9,125,781	$	7,424,457	$	7,031,185
Total non-current financial liabilities ($000's)	$	278,792	$	135,225	$	19,362
Total other liabilities ($000's)	$	156,481	$	29,853	$	26,307
Shareholders' equity ($000's)	$	8,690,508	$	7,259,379	$	6,985,516
Shares outstanding		454,033,830		453,677,299		453,069,254

1) GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2025.
2) Refer to discussion on non-GAAP measure (iii) on page 48 of this MD&A.
3) Cash cost per pound of cobalt sold during 2023 was net of a previously recorded inventory write-down of $1.6 million, resulting in a decrease of $0.91 per pound sold.
4) Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 9 of this MD&A for more information.
5) Refer to discussion on non-GAAP measure (i) on page 46 of this MD&A.

Summary of Units Produced

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Gold ounces produced [2]								
Salobo	88,907	66,997	69,418	71,384	84,291	62,689	63,225	61,622
Sudbury [3]	7,808	4,852	5,403	4,880	5,259	3,593	4,477	5,618
Constancia	15,396	12,797	4,604	4,876	18,727	10,760	6,269	14,316
San Dimas [4]	8,206	7,507	6,987	8,416	7,263	6,882	7,089	7,542
Stillwater [5]	1,518	1,717	1,654	1,339	2,166	2,247	2,099	2,637
Blackwater	5,479	4,879	4,050	1,017	-	-	-	-
Other								
Marmato	705	807	748	757	622	648	584	623
Goose	1,027	387	19	-	-	-	-	-
Hemlo	1,630	-	-	-	-	-	-	-
Total Other	3,362	1,194	767	757	622	648	584	623
Total gold ounces produced	130,676	99,943	92,883	92,669	118,328	86,819	83,743	92,358
Silver ounces produced [2]								
Peñasquito	1,821	2,087	2,103	1,754	2,465	1,785	2,263	2,643
Antamina	1,600	1,672	1,482	1,047	1,071	931	1,013	806
Constancia	731	577	552	555	970	648	451	640
Blackwater	148	136	138	35	-	-	-	-
Other								
Los Filos [6]	-	-	-	68	29	26	27	48
Zinkgruvan	513	688	684	585	637	537	699	641
Neves-Corvo	549	431	449	459	494	425	432	524
Aljustrel [7]	516	180	-	-	-	-	-	-
Cozamin	170	169	174	174	192	185	177	173
Marmato	8	10	8	8	7	7	6	7
Mineral Park	8	-	-	-	-	-	-	-
Total Other	1,764	1,478	1,315	1,294	1,359	1,180	1,341	1,393
Total silver ounces produced	6,064	5,950	5,590	4,685	5,865	4,544	5,068	5,482
Palladium ounces produced [2]								
Stillwater [5]	2,519	2,650	2,435	2,661	2,797	4,034	4,338	4,463
Cobalt pounds produced [2]								
Voisey's Bay	670	604	647	540	393	397	259	240
GEOs produced [8]	205,037	172,697	161,630	150,500	189,059	142,787	145,151	158,490
Average payable rate [2]								
Gold	95.0%	94.6%	95.2%	94.9%	95.3%	95.0%	95.0%	94.7%
Silver	86.9%	87.6%	87.7%	86.3%	84.6%	83.9%	84.4%	84.5%
Palladium	96.9%	96.7%	97.4%	96.4%	97.5%	98.4%	97.3%	97.8%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEOs [9]	92.2%	91.8%	92.2%	91.8%	91.4%	91.0%	90.7%	90.6%

1) All figures in thousands except gold and palladium ounces produced.
2) Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.
3) Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
4) Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. From April 30, 2025 to October 28, 2025, the fixed gold to silver exchange ratio was revised to 90:1. Effective October 29, 2025, the fixed gold to silver exchange ratio was returned to 70:1. For reference, attributable silver production from prior periods is as follows: Q4 2025 - 329,000 ounces; Q3 2025 - 364,000 ounces; Q2 2025 - 311,000 ounces; Q1 2025 - 340,000 ounces; Q4 2024 - 295,000 ounces; Q3 2024 - 262,000 ounces; Q2 2024 - 285,000 ounces; Q1 2024 - 291,000 ounces.
5) Comprised of the Stillwater and East Boulder gold and palladium interests. On September 12, 2024, Sibanye Stillwater ("Sibanye") announced that as a result of low palladium prices it was placing the Stillwater West operations into care and maintenance, while using Stillwater East and East Boulder operations to improve efficiencies that could get Stillwater West back to production as prices permit.
6) On April 1, 2025, Equinox Gold Corp., ("Equinox") reported it has indefinitely suspended operations at Los Filos following the expiry of its land access agreement with the community of Carrizalillo on March 31, 2025.
7) On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.
8) GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2025.

Summary of Units Sold

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Gold ounces sold								
Salobo	83,697	55,768	76,331	83,809	55,170	58,101	54,962	56,841
Sudbury [2]	3,715	4,729	2,849	5,632	4,048	2,495	5,679	4,129
Constancia	17,029	2,708	6,827	9,788	17,873	5,186	6,640	20,123
San Dimas	8,686	6,655	7,235	8,962	6,990	7,022	6,801	7,933
Stillwater [3]	1,790	1,465	1,386	1,947	2,410	1,635	2,628	2,355
Blackwater	5,225	6,463	3,291	110	-	-	-	-
Other								
Marmato	809	749	742	737	650	550	616	638
Goose	528	95	-	-	-	-	-	-
Santo Domingo [4]	312	312	312	312	312	447	-	-
El Domo [4]	-	-	-	-	209	258	-	-
Total Other	1,649	1,156	1,054	1,049	1,171	1,255	616	638
Total gold ounces sold	121,791	78,944	98,973	111,297	87,662	75,694	77,326	92,019
Silver ounces sold								
Peñasquito	1,878	1,609	2,112	1,976	1,852	1,667	1,482	1,839
Antamina	1,893	1,552	1,073	884	858	989	917	762
Constancia	613	275	625	730	797	366	422	726
Blackwater	137	137	143	-	-	-	-	-
Other								
Los Filos	-	3	8	57	29	26	24	44
Zinkgruvan	358	708	520	446	452	488	597	297
Neves-Corvo	245	212	224	218	154	185	216	243
Aljustrel	382	122	-	-	-	-	-	1
Cozamin	169	133	154	164	158	148	158	147
Marmato	10	9	9	8	7	6	7	8
Total Other	1,164	1,187	915	893	800	853	1,002	740
Total silver ounces sold	5,685	4,760	4,868	4,483	4,307	3,875	3,823	4,067
Palladium ounces sold								
Stillwater [3]	1,730	2,594	2,575	2,457	4,434	3,761	4,301	4,774
Cobalt pounds sold								
Voisey's Bay	485	529	353	265	485	88	88	309
GEOs sold [5]	190,535	137,563	157,916	165,297	141,495	122,242	123,462	142,294
Cumulative payable units PBND [6]								
Gold ounces	108,890	106,222	90,284	100,512	123,511	97,929	90,406	88,145
Silver ounces	3,227	3,629	3,178	3,145	3,583	2,931	2,993	2,539
Palladium ounces	5,169	4,424	4,414	4,596	4,439	6,186	6,018	6,198
Cobalt pounds	1,341	1,202	1,168	917	678	796	513	360
GEOs [5]	154,981	155,949	134,630	143,238	169,994	138,141	129,808	121,574

1) All figures in thousands except gold and palladium ounces sold.
2) Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
3) Comprised of the Stillwater and East Boulder gold and palladium interests.
4) The ounces sold under Santo Domingo and El Domo relate to ounces received due to the delay ounce provision as per the respective PMPA (see footnote 3 on page 9 of this MD&A for more information).
5) GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2025.
6) Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

Quarterly Financial Review [1]

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Gold ounces sold	121,791	78,944	98,973	111,297	87,662	75,694	77,326	92,019
Realized price [2]	$ 4,215	$ 3,481	$ 3,318	$ 2,872	$ 2,677	$ 2,491	$ 2,356	$ 2,072
Gold sales	$ 513,374	$ 274,797	$ 328,354	$ 319,696	$ 234,690	$ 188,521	$ 182,150	$ 190,689
Silver ounces sold	5,685	4,760	4,868	4,483	4,307	3,875	3,823	4,067
Realized price [2]	$ 59.32	$ 39.66	$ 34.05	$ 32.33	$ 31.28	$ 29.71	$ 29.11	$ 23.77
Silver sales	$ 337,197	$ 188,795	$ 165,739	$ 144,937	$ 134,733	$ 115,149	$ 111,291	$ 96,658
Palladium ounces sold	1,730	2,594	2,575	2,457	4,434	3,761	4,301	4,774
Realized price [2]	$ 1,479	$ 1,173	$ 996	$ 965	$ 1,008	$ 969	$ 979	$ 980
Palladium sales	$ 2,558	$ 3,042	$ 2,564	$ 2,372	$ 4,468	$ 3,644	$ 4,210	$ 4,677
Cobalt pounds sold	485	529	353	265	485	88	88	309
Realized price [2]	$ 23.89	$ 18.19	$ 18.60	$ 12.88	$ 13.66	$ 10.65	$ 16.02	$ 15.49
Cobalt sales	$ 11,585	$ 9,623	$ 6,561	$ 3,406	$ 6,625	$ 939	$ 1,413	$ 4,782
Total sales	$ 864,714	$ 476,257	$ 503,218	$ 470,411	$ 380,516	$ 308,253	$ 299,064	$ 296,806
Cash cost [2, 3]								
Gold / oz	$ 495	$ 515	$ 470	$ 445	$ 440	$ 440	$ 441	$ 439
Silver / oz	$ 8.95	$ 6.35	$ 5.33	$ 5.17	$ 5.16	$ 5.03	$ 4.95	$ 4.77
Palladium / oz	$ 244	$ 205	$ 175	$ 172	$ 184	$ 173	$ 175	$ 182
Cobalt / lb [5]	$ 4.33	$ 3.44	$ 3.57	$ 2.46	$ 2.59	$ 2.15	$ 3.11	$ 2.96
Depletion [2]								
Gold / oz [4]	$ 452	$ 497	$ 433	$ 423	$ 420	$ 418	$ 438	$ 404
Silver / oz	$ 4.79	$ 4.57	$ 5.93	$ 6.03	$ 5.90	$ 5.89	$ 5.76	$ 5.03
Palladium / oz	$ 492	$ 492	$ 429	$ 429	$ 429	$ 429	$ 429	$ 445
Cobalt / lb	$ 9.02	$ 9.02	$ 9.18	$ 9.18	$ 12.78	$ 12.78	$ 12.78	$ 12.77
Gain on disposal of PMPA	$ -	$ 85,724	$ -	$ -	$ -	$ -	$ -	$ -
Impairment	$ -	$ -	$ -	$ -	$ 108,861	$ -	$ -	$ -
Net earnings	$ 558,250	$ 367,216	$ 292,270	$ 253,984	$ 88,148	$ 154,635	$ 122,317	$ 164,041
Per share								
Basic	$ 1.230	$ 0.809	$ 0.644	$ 0.560	$ 0.194	$ 0.341	$ 0.270	$ 0.362
Diluted	$ 1.227	$ 0.807	$ 0.643	$ 0.559	$ 0.194	$ 0.340	$ 0.269	$ 0.362
Adjusted net earnings [3]	$ 554,979	$ 281,054	$ 286,004	$ 250,825	$ 198,969	$ 152,803	$ 149,565	$ 138,834
Per share								
Basic	$ 1.222	$ 0.619	$ 0.630	$ 0.553	$ 0.439	$ 0.337	$ 0.330	$ 0.306
Diluted	$ 1.220	$ 0.618	$ 0.629	$ 0.552	$ 0.438	$ 0.336	$ 0.329	$ 0.306
Cash flow from operations	$ 746,277	$ 382,953	$ 414,959	$ 360,793	$ 319,471	$ 254,337	$ 234,393	$ 219,380
Per share [3]								
Basic	$ 1.644	$ 0.844	$ 0.914	$ 0.795	$ 0.704	$ 0.561	$ 0.517	$ 0.484
Diluted	$ 1.641	$ 0.842	$ 0.913	$ 0.794	$ 0.703	$ 0.560	$ 0.516	$ 0.484
Dividends declared	$ 74,913	$ 74,903	$ 74,899	$ 74,881	$ 70,318	$ 70,314	$ 70,273	$ 70,261
Per share	$ 0.165	$ 0.165	$ 0.165	$ 0.165	$ 0.155	$ 0.155	$ 0.155	$ 0.155
Total assets	$ 9,125,781	$ 8,419,518	$ 7,982,385	$ 7,739,297	$ 7,424,457	$ 7,386,179	$ 7,247,082	$ 7,180,455
Total liabilities	$ 435,273	$ 326,761	$ 256,679	$ 273,155	$ 165,078	$ 126,165	$ 87,410	$ 101,260
Total shareholders' equity	$ 8,690,508	$ 8,092,757	$ 7,725,706	$ 7,466,142	$ 7,259,379	$ 7,260,014	$ 7,159,672	$ 7,079,195

1) All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2) Expressed as dollars per ounce for gold, silver and palladium; and dollars per pound for cobalt.
3) Refer to discussion on non-GAAP measures beginning on page 46 of this MD&A.
4) Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 9 of this MD&A for more information.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

Revenue by Commodity

Revenue was $2.3 billion (62% gold, 36% silver, 1% palladium and 1% cobalt) during the year ended December 31, 2025, with the $1.0 billion increase from the comparable period of the previous year due primarily to a 46% increase in the average realized price per GEO sold; and a 23% increase in the number of GEOs sold.

The following two tables present (i) a summary of the key factors driving changes in revenue, specifically the number of GEOs sold and the average realized price per GEO for the years 2023 through 2025; and (ii) the commodity mix for 2025 and 2024.





Cash Operating Margin [1]

From 2023 to 2025, average cash costs[1] rose 13%, increasing from $453 per GEO in 2023 to $514 per GEO in 2025. Over the same period, cash operating margin[1] expanded by 94%, climbing from $1,566 per GEO to $3,040 per GEO. This substantial margin growth reflects the strong leverage inherent in Wheaton's streaming model, where fixed per-ounce production payments across most operating streams—representing 83% of 2025 revenue—amplify profitability in a rising price environment. Notably, year-over-year margin growth outpaced the 76% increase in GEO prices, underscoring the effectiveness of Wheaton's business model in generating enhanced cash flow and margins as precious metal prices strengthen.



Cash Cost & Cash Operating Margin per GEO

---

[1] Refer to discussion on non-GAAP measures beginning on page 46 of this MD&A

Results of Operations and Operational Review

The operating results of the Company's reportable operating segments are summarized in the tables and commentary below.

Results of Operations For The Three Months Ended December 31, 2025 and 2024

The following two tables present the results of operations based on the Company's reportable operating segments.

Three Months Ended December 31, 2025

	Units Produced[2]	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit) [3]	Average Depletion ($'s Per Unit) [4]	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold									
Salobo	88,907	83,697	$ 4,214	$ 429	$ 404	$ 352,713	$ 282,995	$ 316,820	$ 2,620,710
Sudbury [5]	7,808	3,715	4,234	400	1,399	15,726	9,044	22,894	218,494
Constancia	15,396	17,029	4,214	429	338	71,764	58,699	64,461	52,284
San Dimas	8,206	8,686	4,214	643	428	36,603	27,296	31,015	125,218
Stillwater	1,518	1,790	4,214	727	570	7,544	5,222	6,243	204,202
Blackwater	5,479	5,225	4,234	1,485	606	22,123	11,197	28,991	331,048
Platreef	-	-	n.a.	n.a.	n.a.	-	-	-	275,702
Other [6]	3,362	1,649	4,184	598	1,406	6,901	3,596	5,915	1,457,132
	130,676	121,791	$ 4,215	$ 495	$ 452	$ 513,374	$ 398,049	$ 476,339	$ 5,284,790
Silver									
Peñasquito	1,821	1,878	$ 55.20	$ 4.56	$ 5.09	$ 103,647	$ 85,530	$ 95,086	$ 206,866
Antamina	1,600	1,893	55.20	11.15	4.39	104,502	75,072	83,387	459,083
Constancia	731	613	55.20	6.32	6.43	33,836	26,024	29,963	151,403
Blackwater	148	137	61.49	10.88	7.52	8,446	5,918	9,013	167,502
Other [7]	1,764	1,164	74.54	13.59	3.78	86,766	66,542	45,642	556,887
	6,064	5,685	$ 59.32	$ 8.95	$ 4.79	$ 337,197	$ 259,086	$ 263,091	$ 1,541,741
Palladium									
Stillwater	2,519	1,730	$ 1,479	$ 244	$ 492	$ 2,558	$ 1,285	$ 2,136	$ 208,892
Platreef	-	-	n.a.	n.a.	n.a.	-	-	-	78,814
	2,519	1,730	$ 1,479	$ 244	$ 492	$ 2,558	$ 1,285	$ 2,136	$ 287,706
Platinum									
Marathon	-	-	$ n.a.	$ n.a.	$ n.a.	$ -	$ -	$ -	$ 9,451
Platreef	-	-	n.a.	n.a.	n.a.	-	-	-	57,584
	-	-	$ n.a.	$ n.a.	$ n.a.	$ -	$ -	$ -	$ 67,035
Cobalt									
Voisey's Bay	670	485	$ 23.89	$ 4.33	$ 9.02	$ 11,585	$ 5,110	$ 7,664	$ 215,877
Operating results						$ 864,714	$ 663,530	$ 749,230	$ 7,397,149
Other									
General and administrative							$ (11,796)	$ (7,631)	
Share based compensation							(1,709)	-	
Donations and community investments							(4,269)	(3,980)	
Finance costs							(1,451)	(1,114)	
Other							6,373	9,813	
Income tax							(92,428)	(41)	
Total other							$ (105,280)	$ (2,953)	$ 1,728,632
							$ 558,250	$ 746,277	$ 9,125,781

1) Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.
2) Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3) Refer to discussion on non-GAAP measure (iii) on page 48 of this MD&A.
4) Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 9 of this MD&A for more information.
5) Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
6) Other gold interests comprised of the operating Marmato, Goose and Hemlo gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk, Spring Valley gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo PMPA (see footnote 3 on page 9 of this MD&A for more information).
7) Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Marmato and Cozamin silver interests as well as the non-operating Stratoni, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.
8) During the current period, the Company classified the Blackwater and Platreef PMPAs as reportable segments.

	Units Produced[2]	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit)[3]	Average Depletion ($'s Per Unit)[4]	Sales	Impairment Charges	Net Earnings	Cash Flow From Operations	Total Assets
Gold										
Salobo	84,291	55,170	$ 2,676	$ 425	$ 378	$ 147,610	$ -	$ 103,323	$ 121,254	$ 2,595,485
Sudbury [5]	5,259	4,048	2,709	400	1,326	10,968	-	3,982	9,853	241,551
Constancia	18,727	17,873	2,676	425	323	47,821	-	34,463	40,232	64,326
San Dimas	7,263	6,990	2,676	637	290	18,704	-	12,226	14,251	136,481
Stillwater	2,166	2,410	2,676	481	421	6,448	-	4,275	5,289	207,460
Blackwater	-	-	n.a.	n.a.	n.a.	-	-	-	-	340,231
Platreef	-	-	n.a.	n.a.	n.a.	-	-	-	-	275,702
Other [6]	622	1,171	2,681	265	1,485	3,139	-	1,089	2,828	365,383
	118,328	87,662	$ 2,677	$ 440	$ 420	$ 234,690	$ -	$ 159,358	$ 193,707	$ 4,226,619
Silver										
Peñasquito	2,465	1,852	$ 31.48	$ 4.50	$ 4.86	$ 58,293	$ -	$ 40,965	$ 49,960	$ 244,465
Antamina	1,071	858	31.48	6.28	8.46	27,009	-	14,360	21,619	490,771
Constancia	970	797	31.48	6.26	6.10	25,084	-	15,232	20,096	165,378
Blackwater	-	-	n.a.	n.a.	n.a.	-	-	-	-	140,908
Other [7]	1,359	800	30.43	4.37	5.34	24,347	-	16,570	25,204	521,722
	5,865	4,307	$ 31.28	$ 5.16	$ 5.90	$ 134,733	$ -	$ 87,127	$ 116,879	$ 1,563,244
Palladium										
Stillwater	2,797	4,434	$ 1,008	$ 184	$ 429	$ 4,468	$ -	$ 1,749	$ 3,653	$ 213,179
Platreef	-	-	n.a.	n.a.	n.a.	-	-	-	-	78,814
	2,797	4,434	$ 1,008	$ 184	$ 429	$ 4,468	$ -	$ 1,749	$ 3,653	$ 291,993
Platinum										
Marathon	-	-	$ n.a.	$ n.a.	$ n.a.	$ -	$ -	$ -	$ -	$ 9,451
Platreef	-	-	n.a.	n.a.	n.a.	-	-	-	-	57,584
	-	-	$ n.a.	$ n.a.	$ n.a.	$ -	$ -	$ -	$ -	$ 67,035
Cobalt										
Voisey's Bay	393	485	$ 13.66	$ 2.59	$ 12.78	$ 6,625	$ (108,861)	$ (109,688)	$ 4,618	$ 230,689
Operating results						$ 380,516	$ (108,861)	$ 138,546	$ 318,857	$ 6,379,580
Other										
General and administrative								$ (10,475)	$ (6,996)	
Share based compensation								(6,118)	-	
Donations and community investments								(4,332)	(3,913)	
Finance costs								(1,404)	(1,046)	
Other								9,138	6,787	
Income tax								(37,207)	5,782	
Total other								$ (50,398)	$ 614	$ 1,044,877
								$ 88,148	$ 319,471	$ 7,424,457

1) Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.
2) Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3) Refer to discussion on non-GAAP measure (iii) on page 48 of this MD&A.
4) Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 9 of this MD&A for more information.
5) Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6) Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt and Kudz Ze Kayah gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo and El Domo PMPAs (see footnote 3 on page 9 of this MD&A for more information).
7) Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.
8) During the current period, the Company classified the Blackwater and Platreef PMPAs as reportable segments. The comparative figures have been reclassified to conform with this presentation.

Comparative Results of Operations on a GEO Basis

		Q4 2025		Q4 2024		Change	Change
GEO Production [1,2]		205,037		189,059		15,978	8.5 %
GEO Sales [2]		190,535		141,495		49,040	34.7 %
Average price per GEO sold [2]	$	4,538	$	2,689	$	1,849	68.8 %
Revenue	$	864,714	$	380,516	$	484,198	127.2 %
Cost of sales, excluding depletion	$	114,956	$	64,236	$	(50,720)	(79.0)%
Depletion		86,228		68,873		(17,355)	(25.2)%
Cost of sales	$	201,184	$	133,109	$	(68,075)	(51.1)%
Gross margin	$	663,530	$	247,407	$	416,123	168.2 %
General and administrative		11,796		10,475		(1,321)	(12.6)%
Share based compensation		1,709		6,118		4,409	72.1 %
Donations and community investments		4,269		4,332		63	1.5 %
Impairment of mineral stream interests		-		108,861		108,861	100.0 %
Earnings from operations	$	645,756	$	117,621	$	528,135	449.0 %
Other income (expense)		6,373		9,138		(2,765)	(30.3)%
Earnings before finance costs and income taxes	$	652,129	$	126,759	$	525,370	414.5 %
Finance costs		1,451		1,404		(47)	(3.3)%
Earnings before income taxes	$	650,678	$	125,355	$	525,323	419.1 %
Income tax expense		92,428		37,207		(55,221)	(148.4)%
Net earnings	$	558,250	$	88,148	$	470,102	533.3 %

1) Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
2) GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2025.

GEO Production

For the three months ended December 31, 2025, attributable GEO production was 205,000 ounces, with the 15,900 ounce increase from the comparable period in 2024 being primarily attributable to the following factors:

- 7,400 ounce or 45% increase from the Other mines (comprised of 2,700 gold ounces and 406,000 silver ounces), primarily due to the resumption of mining at Aljustrel, coupled with the commencement of production at Goose and the acquisition of the Hemlo PMPA;

- 7,200 ounce increase from Blackwater (comprised of 5,500 gold ounces and 148,000 silver ounces), with the mine achieving commercial production in May 2025;

- 6,100 ounce or 49% increase from Antamina (529,000 silver ounces), primarily due to higher grades and recoveries;

- 4,600 ounce or 5% increase from Salobo primarily the result of higher throughput and recoveries resulting from improved efficiencies at Salobo 1 and 2, partially offset by lower grades;

- 2,500 ounce or 48% increase from Sudbury, primarily due to higher recoveries;

- 1,400 ounce or 70% increase from Voisey's Bay (277,000 cobalt pounds) as the underground mine at Voisey's Bay continues ramp-up to full production, with full ramp-up expected by the second half of 2026; and

- 900 ounce or 13% increase from San Dimas, with higher throughput being partially offset by the change of the gold to silver conversion ratio from 70:1 to 90:1, effective for the period April 30, 2025 to October 28, 2025. On October 29, 2025, the gold to silver conversion ratio returned to 70:1; partially offset by

- 7,400 ounce or 26% decrease from Peñasquito (644,000 silver ounces), primarily the result of lower grades with mining activities having transitioned back into the Peñasco pit which contains lower silver grades relative to the Chile Colorado pit, partially offset by higher recoveries;

- 6,100 ounce or 20% decrease from Constancia (comprised of 3,300 gold ounces and 239,000 silver ounces), primarily due to lower grades; and

- 700 ounce or 24% decrease from Stillwater (comprised of 600 gold ounces and 300 palladium ounces), primarily due to lower grades and recoveries.

Net Earnings

For the three months ended December 31, 2025, net earnings amounted to $558 million, with the $471 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended December 31, 2024	$	88,148
Changes in:		
Revenue: GEO production	$	43,599
Revenue: PBND		88,697
Revenue: Delay ounces received		(545)
Revenue: Prices realized per GEO sold		352,447
Cost of sales: Sales volume		(41,600)
Cost of sales: Sales mix differences		(19,411)
Cost of sales: Cash cost per ounce		(11,924)
Cost of sales: Depletion per ounce		4,716
Cost of sales: Delay ounces received [1]		144
Impairment of mineral stream interests		108,861
General and administrative and share based compensation		3,088
Donations and community investments		63
Other income / expense and finance costs		(2,812)
Income taxes		(55,221)
Total increase in net earnings		470,102
Net earnings for the three months ended December 31, 2025	$	558,250

1) The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

Results of Operations For The Year Ended December 31, 2025 and 2024

The following two tables present the results of operations based on the Company's reportable operating segments.

Year Ended December 31, 2025

	Units Produced[2]	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit)[3]	Average Depletion ($'s Per Unit)[4]	Sales	Gain on Disposal[5]	Net Earnings	Cash Flow From Operations	Total Assets
Gold										
Salobo	296,706	299,605	$ 3,471	$ 429	$ 396	$ 1,039,878	$ -	$ 792,618	$ 911,393	$ 2,620,710
Sudbury [6]	22,943	16,925	3,444	400	1,362	58,290	-	28,463	51,506	218,494
Constancia	37,673	36,352	3,629	427	331	131,904	-	104,347	116,389	52,284
San Dimas	31,116	31,538	3,469	641	357	109,411	-	77,939	89,202	125,218
Stillwater	6,228	6,588	3,463	605	495	22,811	-	15,567	18,825	204,202
Blackwater	15,425	15,089	3,748	1,307	609	56,549	-	27,651	40,543	331,048
Platreef	-	-	n.a.	n.a.	n.a.	-	-	-	-	275,702
Other [7]	6,080	4,908	3,540	473	1,335	17,375	85,724	94,227	15,054	1,457,132
	416,171	411,005	$ 3,494	$ 479	$ 448	$ 1,436,218	$ 85,724	$ 1,140,812	$ 1,242,912	$ 5,284,790
Silver										
Peñasquito	7,765	7,575	$ 39.82	$ 4.56	$ 4.96	$ 301,590	$ -	$ 229,453	$ 267,052	$ 206,866
Antamina	5,801	5,402	42.59	8.65	5.87	230,098	-	151,672	183,359	459,083
Constancia	2,415	2,243	39.76	6.28	6.23	89,156	-	61,095	75,070	151,403
Blackwater	457	417	46.50	8.27	8.27	19,378	-	12,486	16,561	167,502
Other [8]	5,851	4,159	47.21	7.55	4.36	196,449	-	146,898	130,717	556,887
	22,289	19,796	$ 42.26	$ 6.58	$ 5.30	$ 836,671	$ -	$ 601,604	$ 672,759	$ 1,541,741
Palladium										
Stillwater	10,265	9,356	$ 1,126	$ 195	$ 458	$ 10,536	$ -	$ 4,422	$ 8,709	$ 208,892
Platreef	-	-	n.a.	n.a.	n.a.	-	-	-	-	78,814
	10,265	9,356	$ 1,126	$ 195	$ 458	$ 10,536	$ -	$ 4,422	$ 8,709	$ 287,706
Platinum										
Marathon	-	-	$ n.a.	$ n.a.	$ n.a.	$ -	$ -	$ -	$ -	$ 9,451
Platreef	-	-	n.a.	n.a.	n.a.	-	-	-	-	57,584
	-	-	$ n.a.	$ n.a.	$ n.a.	$ -	$ -	$ -	$ -	$ 67,035
Cobalt										
Voisey's Bay	2,460	1,632	$ 19.11	$ 3.57	$ 9.08	$ 31,175	$ -	$ 10,534	$ 23,079	$ 215,877
Operating results						$ 2,314,600	$ 85,724	$ 1,757,372	$ 1,947,459	$ 7,397,149
Other										
General and administrative								$ (46,767)	$ (44,227)	
Share based compensation								(32,504)	(17,209)	
Donations and community investments								(10,736)	(10,396)	
Finance costs								(5,760)	(4,444)	
Other								36,463	37,443	
Income tax								(226,348)	(3,645)	
Total other								$ (285,652)	$ (42,478)	$ 1,728,632
								$ 1,471,720	$ 1,904,981	$ 9,125,781

1) Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.
2) Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3) Refer to discussion on non-GAAP measure (iii) on page 48 of this MD&A.
4) Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 9 of this MD&A for more information.
5) Refer to page 29 of this MD&A for more information.
6) Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
7) Other gold interests comprised of the operating Marmato, Goose and Hemlo gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk, Spring Valley gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo PMPA (see footnote 3 on page 9 of this MD&A for more information).
8) Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Marmato and Cozamin silver interests as well as the non-operating Stratoni, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.
9) During the current period, the Company classified the Blackwater and Platreef PMPAs as reportable segments.

	Units Produced[2]	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit)[3]	Average Depletion ($'s Per Unit)[4]	Sales	Impairment Charges	Net Earnings	Cash Flow From Operations	Total Assets
Gold										
Salobo	271,827	225,074	$ 2,397	$ 425	$ 382	$ 539,583	$ -	$ 358,081	$ 444,015	$ 2,595,485
Sudbury [5]	18,947	16,351	2,391	400	1,280	39,098	-	11,623	32,571	241,551
Constancia	50,072	49,822	2,370	422	320	118,096	-	81,126	97,066	64,326
San Dimas	28,776	28,746	2,388	635	287	68,654	-	42,166	50,407	136,481
Stillwater	9,149	9,028	2,392	425	444	21,592	-	13,743	17,752	207,460
Blackwater	-	-	n.a.	n.a.	n.a.	-	-	-	-	340,231
Platreef	-	-	n.a.	n.a.	n.a.	-	-	-	-	275,702
Other [6]	2,477	3,680	2,453	284	1,192	9,028	-	3,596	7,982	365,383
	381,248	332,701	$ 2,393	$ 440	$ 419	$ 796,051	$ -	$ 510,335	$ 649,793	$ 4,226,619
Silver										
Peñasquito	9,156	6,840	$ 28.34	$ 4.50	$ 4.64	$ 193,871	$ -	$ 131,325	$ 163,092	$ 244,465
Antamina	3,821	3,526	28.56	5.74	8.16	100,719	-	51,738	80,497	490,771
Constancia	2,709	2,311	28.25	6.23	6.15	65,264	-	36,676	50,881	165,378
Blackwater	-	-	n.a.	n.a.	n.a.	-	-	-	-	140,908
Other [7]	5,273	3,395	28.85	4.31	4.71	97,976	-	67,356	85,230	521,722
	20,959	16,072	$ 28.49	$ 4.98	$ 5.64	$ 457,830	$ -	$ 287,095	$ 379,700	$ 1,563,244
Palladium										
Stillwater	15,632	17,270	$ 984	$ 179	$ 434	$ 16,999	$ -	$ 6,423	$ 13,911	$ 213,179
Platreef	-	-	n.a.	n.a.	n.a.	-	-	-	-	78,814
	15,632	17,270	$ 984	$ 179	$ 434	$ 16,999	$ -	$ 6,423	$ 13,911	$ 291,993
Platinum										
Marathon	-	-	$ n.a.	$ n.a.	$ n.a.	$ -	$ -	$ -	$ -	$ 9,451
Platreef	-	-	n.a.	n.a.	n.a.	-	-	-	-	57,584
	-	-	$ n.a.	$ n.a.	$ n.a.	$ -	$ -	$ -	$ -	$ 67,035
Cobalt										
Voisey's Bay	1,289	970	$ 14.18	$ 2.71	$ 12.78	$ 13,759	$ (108,861)	$ (110,127)	$ 14,025	$ 230,689
Operating results						$ 1,284,639	$ (108,861)	$ 693,726	$ 1,057,429	$ 6,379,580
Other										
General and administrative								$ (40,668)	$ (38,130)	
Share based compensation								(23,268)	(11,129)	
Donations and community investments								(8,958)	(8,098)	
Finance costs								(5,549)	(4,280)	
Other								29,061	23,273	
Income tax								(115,204)	8,516	
Total other								$ (164,586)	$ (29,848)	$ 1,044,877
								$ 529,140	$ 1,027,581	$ 7,424,457

1) Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.
2) Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3) Refer to discussion on non-GAAP measure (iii) on page 48 of this MD&A.
4) Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 9 of this MD&A for more information.
5) Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6) Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt and Kudz Ze Kayah gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo and El Domo PMPAs (see footnote 3 on page 9 of this MD&A for more information).
7) Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.
8) During the current period, the Company classified the Blackwater and Platreef PMPAs as reportable segments. The comparative figures have been reclassified to conform with this presentation.

Comparative Results of Operations on a GEO Basis

		2025		2024		Change	Change
GEO Production [1,2]		689,864		635,488		54,377	8.6 %
GEO Sales [2]		651,311		529,493		121,818	23.0 %
Average price per GEO sold [2]	$	3,554	$	2,426	$	1,128	46.5 %
Revenue	$	2,314,600	$	1,284,639	$	1,029,961	80.2 %
Cost of sales, excluding depletion	$	339,063	$	235,108	$	(103,955)	(44.2)%
Depletion		303,889		246,944		(56,945)	(23.1)%
Cost of sales	$	642,952	$	482,052	$	(160,900)	(33.4)%
Gross margin	$	1,671,648	$	802,587	$	869,061	108.3 %
General and administrative		46,767		40,668		(6,099)	(15.0)%
Share based compensation		32,504		23,268		(9,236)	(39.7)%
Donations and community investments		10,736		8,958		(1,778)	(19.8)%
Impairment of mineral stream interests		-		108,861		108,861	100.0 %
Earnings from operations	$	1,581,641	$	620,832	$	960,809	154.8 %
Gain on disposal of mineral stream interests		85,724		-		85,724	n.a.
Other income (expense)		36,463		29,061		7,402	25.5 %
Earnings before finance costs and income taxes	$	1,703,828	$	649,893	$	1,053,935	162.2 %
Finance costs		5,760		5,549		(211)	(3.8)%
Earnings before income taxes	$	1,698,068	$	644,344	$	1,053,724	163.5 %
Income tax expense		226,348		115,204		(111,144)	(96.5)%
Net earnings	$	1,471,720	$	529,140	$	942,580	178.1 %

1) Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
2) GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2025.

GEO Production

For the year ended December 31, 2025, attributable GEO production was 689,900 ounces, with the 54,400 ounce increase from the comparable period in 2024 being primarily attributable to the following factors:

- 24,900 ounce or 9% increase from Salobo primarily the result of higher throughput resulting from improved efficiencies at Salobo 1 and 2, partially offset by lower grades and recoveries.;

- 22,900 ounce or 52% increase from Antamina (1,981,000 silver ounces), primarily due to higher grades and throughput, partially offset by lower recoveries;

- 20,700 ounce increase from Blackwater (comprised of 15,400 gold ounces and 456,000 silver ounces), with the mine achieving commercial production in May 2025;

- 10,300 ounce or 16% increase from the Other mines (comprised of 3,600 gold ounces and 579,000 silver ounces), primarily due to the resumption of mining at Aljustrel, coupled with the commencement of production at Goose and the acquisition of the Hemlo PMPA;

- 6,100 ounce or 91% increase from Voisey's Bay (1,171,000 cobalt pounds) as the underground mine at Voisey's Bay continues ramp-up to full production, with full ramp-up expected by the second half of 2026;

- 4,000 ounce or 21% increase from Sudbury, primarily due to higher throughput and recoveries, partially offset by lower grades; and

- 2,300 ounce or 8% increase from San Dimas, with higher throughput being partially offset by the change of the gold to silver conversion ratio from 70:1 to 90:1, effective for the period April 30, 2025 to October 28, 2025. On October 29, 2025, the gold to silver conversion ratio returned to 70:1; partially offset by

- 16,100 ounce or 15% decrease from Peñasquito (1,393,000 silver ounces), primarily the result of lower grades as mining activities have transitioned back into the Peñasco pit which contains lower silver grades relative to the Chile Colorado pit;

- 15,800 ounce or 19% decrease from Constancia (comprised of 12,400 gold ounces and 293,000 silver ounces), primarily due to lower grades; and

- 4,900 ounce or 33% decrease from Stillwater (comprised of 2,900 gold ounces and 5,400 palladium ounces), primarily due to lower throughput as Stillwater West operations were placed into care and maintenance in September 2024.

Net Earnings

For the year ended December 31, 2025, net earnings amounted to $1.5 billion, with the $943 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the year ended December 31, 2024	$	529,140
Changes in:		
Revenue: GEO production	$	138,969
Revenue: PBND		156,004
Revenue: Delay ounces received		64
Revenue: Prices realized per GEO sold		734,924
Cost of sales: Sales volume		(104,278)
Cost of sales: Sales mix differences		(29,335)
Cost of sales: Cash cost per ounce		(31,340)
Cost of sales: Depletion per ounce		5,155
Cost of sales: Delay ounces received [1]		(1,102)
Gain on disposal of mineral stream interest		85,724
Impairment of mineral stream interests		108,861
General and administrative and share based compensation		(15,335)
Donations and community investments		(1,778)
Other income / expense and finance costs		7,191
Income taxes		(111,144)
Total increase in net earnings	$	942,580
Net earnings for the year ended December 31, 2025	$	1,471,720

1) The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

Gain on Partial Disposal of Mineral Stream Interest

Cangrejos

On September 16, 2025, in connection with its acquisition of Lumina, CMOC exercised its 33% buy-back option under the Cangrejos PMPA for a cash payment of $102 million, resulting in a gain of $86 million on the partial disposal of the Cangrejos PMPA, calculated as follows:

(in thousands)		
Proceeds received on 33% buyback of Cangrejos	$	101,730
Less: 33% carrying value		(16,006)
Gain on partial disposal of the Cangrejos PMPA	$	85,724

General and Administrative

The following tables provide a breakdown of general and administrative expenses incurred for the three months and years ended December 31, 2025 and 2024, respectively:

	Three Months Ended December 31		Years Ended December 31	
(in thousands)	2025	2024	2025	2024
Salaries and benefits	$ 6,682	$ 5,370	$ 25,988	$ 21,795
Depreciation	350	318	1,277	1,359
Professional fees, audit and regulatory	2,230	2,140	8,246	6,718
Business travel	577	527	2,147	2,117
Business taxes	130	117	1,166	1,007
Insurance	404	498	1,884	1,878
Other	1,423	1,505	6,059	5,794
Total general and administrative	$ 11,796	$ 10,475	$ 46,767	$ 40,668

Share Based Compensation

	Three Months Ended December 31		Years Ended December 31	
(in thousands)	2025	2024	2025	2024
Equity settled share based compensation [1]				
Share purchase options	$ 678	$ 733	$ 2,653	$ 2,837
Restricted share units	951	992	3,822	3,866
Cash settled share based compensation				
Performance share units	80	4,393	26,029	16,565
Total share based compensation	$ 1,709	$ 6,118	$ 32,504	$ 23,268

1) Equity settled share based compensation is a non-cash expense.

For the three months ended December 31, 2025, share based compensation decreased by $4 million relative to the comparable period in the previous year, while for the year ended December 31, 2025, share based compensation increased by $9 million relative to the comparable period in the previous year. The year-over-year change primarily reflects differences in accrued costs related to the Company's performance share units (PSUs), as the impact of a higher share price was offset by a lower estimated performance factor at maturity.

Donations and Community Investments

(in thousands)	Three Months Ended December 31			Years Ended December 31		
		2025	2024		2025	2024
Local donations and community investments [1]	$	1,452	$ 983	$	3,694	$ 2,934
Partner donations and community investments [2]		2,586	3,349		5,676	6,024
Environmental and innovation investments [3]		231	-		1,366	-
Total donations and community investments	$	4,269	$ 4,332	$	10,736	$ 8,958

1) The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton's offices are located.
2) The Partner Community Investment Program supports the communities influenced by Mining Partners' operations.
3) Includes the Company's funding of initiatives that seek to reduce environmental impacts and support innovation and efficiency in mining, including costs associated with the Future of Mining Challenge.

Other Income (Expense)

(in thousands)	Three Months Ended December 31			Years Ended December 31		
		2025	2024		2025	2024
Interest income	$	9,748	$ 7,925	$	36,729	$ 24,826
Dividend income		286	525		1,051	2,188
Foreign exchange gain (loss)		(5,422)	1,650		(6,277)	2,095
Gain (loss) on fair value adjustment of share purchase warrants held		1,283	(910)		5,805	(8)
Other		478	(52)		(845)	(40)
Total other income (expense)	$	6,373	$ 9,138	$	36,463	$ 29,061

Interest Income
For the three months ended December 31, 2025, interest income increased by $2 million, a result of the average cash balance during the period increasing from approximately $605 million with an average rate of return of 4.6% to approximately $985 million with an average rate of return of 3.8%.

For the year ended December 31, 2025, interest income increased by $12 million, a result of the average cash balance during the period increasing from approximately $466 million with an average rate of return of 5.0% to approximately $874 million with an average rate of return of 4.1%.

Finance Costs

(in thousands)	Three Months Ended December 31			Years Ended December 31		
		2025	2024		2025	2024
Costs related to undrawn credit facilities	$	1,332	$ 1,337	$	5,331	$ 5,347
Interest expense - lease liabilities		119	67		429	284
Letter of guarantee		-	-		-	(82)
Total finance costs	$	1,451	$ 1,404	$	5,760	$ 5,549

Income Tax Expense

Income tax recognized in net earnings is comprised of the following:

(in thousands)	Three Months Ended December 31				Years Ended December 31			
		2025		2024		2025		2024
Current income tax expense (recovery)	$	114	$	753	$	(3,045)	$	(1,275)
Global minimum income tax expense		94,276		35,144		247,412		113,505
Total current income tax expense	$	94,390	$	35,897	$	244,367	$	112,230
Deferred income tax expense (recovery) related to:								
Origination and reversal of temporary differences	$	7,372	$	(4,218)	$	19,747	$	(318)
Write down (reversal of write down) or recognition of prior period temporary differences		(9,334)		5,528		(37,766)		3,292
Total deferred income tax (recovery) expense	$	(1,962)	$	1,310	$	(18,019)	$	2,974
Total income tax expense recognized in net earnings	$	92,428	$	37,207	$	226,348	$	115,204
Effective tax rate		14%		30%		13%		18%

For the three months and year ended December 31, 2025, the Company recorded increases in global minimum tax ("GMT") expense of $59 million and $134 million, respectively, primarily attributable to higher net earnings from the Cayman Islands subsidiaries, which rose by $394 million and $893 million over the respective prior-year periods.

GMT is payable to the Government of Canada 15 months after year-end (18 months after year-end for the year ended December 31, 2024). To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

During the year ended December 31, 2025, the Company recorded a deferred tax expense of $22 million in other comprehensive income as a result of increased unrealized gains on long-term equity investments. This was partly offset by an $18 million deferred tax recovery recognized in net earnings, driven predominantly by the recognition of $38 million of previously unrecognized deferred tax assets and offset by $20 million of temporary-difference movements arising from regular operations.

Note that the Company's effective tax rate was higher in 2024 relative to 2025, with the 2024 effective tax rate being elevated due to an impairment charge on the Company's Voisey's Bay PMPA held in Canada, which reduced the Canadian net income and deferred tax position. The 2024 impairment did not impact the net income position of the Cayman operations which is subject to a 15% GMT. Additionally, the 2025 effective tax rate is lower due to the significant deferred tax recovery in net earnings that resulted from the recognition of previously unrecognized deferred tax assets.

Liquidity and Capital Resources[1]

As at December 31, 2025, the Company had cash and cash equivalents of $1.2 billion (December 31, 2024 - $818 million) and no debt outstanding under its Revolving Facility (December 31, 2024 - $NIL). The Company expects to make the $4.3 billion upfront payment relative to the Antamina stream on or around April 1, 2026.

The upfront payment of $4.3 billion will be funded through a combination of existing liquidity and new financing. Funding sources include estimated cash on hand at closing of approximately $1.9 billion, including the $1.2 billion cash on hand at December 31, 2025 in addition to $323 million realized on the disposal of certain Long-Term Equity Investments. The remaining balance will be funded through an approximate $0.9 billion draw on the Company's Revolving Facility, in addition to a new $1.5 billion non-revolving term loan credit facility (the "Term Loan") which carries a two-year maturity and aligns with the terms of the Company's existing Revolving Facility.

---

[1] Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosures associated with this information.

The Term Loan and the Revolving Facility provide flexible, non-dilutive financing that may be repaid at any time without penalty. The remaining liquidity available from the Revolving Facility, in addition to continued strong operating cash flows, provides healthy balance sheet capacity. Net debt at closing of the BHP Antamina PMPA acquisition is currently expected to be approximately $2.4 billion[1], assuming estimated approximate incremental cash flows.

In the opinion of management, with the liquidity provided by the remaining available credit under the $2 billion Revolving Facility coupled with the $500 million accordion and ongoing operating cash flows, the Company remains well positioned to fund all outstanding commitments, as detailed in the Contractual Obligations and Contingencies section on pages 36 through 41 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

A summary of the Company's cash flow activity is as follows:

Three Months Ended December 31, 2025

Cash Flows From Operating Activities
During the three months ended December 31, 2025, the Company generated operating cash flows of $746 million, with the $427 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended December 31, 2024	$	319,471
Changes in:		
Revenue	$	484,198
Cost of sales (excluding depletion)		(50,865)
Working Capital changes		(2,960)
General and administrative		(635)
Donations and community investments		(67)
Finance costs		(68)
Income taxes		(5,823)
Interest received		1,944
Other		1,082
Total increase to net cash inflows	$	426,806
Operating cash inflow for the three months ended December 31, 2025	$	746,277

1) The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

Cash Flows From Financing Activities
During the three months ended December 31, 2025, the Company had net cash outflows from financing activities of $74 million, as compared to $70 million for the comparable period of the previous year, with the major sources (uses) of cash flows being as follows:

	Three Months Ended December 31	
(in thousands)	2025	2024
Credit facility extension fees	$ -	$ (1)
Share purchase options exercised	856	181
Lease payments	(167)	(150)
Dividends paid	(74,197)	(69,942)
Cash used for financing activities	$ (73,508)	$ (69,912)

---

[1] Estimated approximate net debt at closing based on: (i) 2026 production forecast as detailed in the Outlook section of this MD&A; (ii) production payments per ounce (pound) of metal received determined under applicable PMPAs; (iii) 2026 and long-term commodity price assumptions of $4,800 / oz gold, $80 / oz silver, $1,500 / oz palladium, $2,000 / oz platinum, and $25 / lb cobalt, in place throughout the period; (iv) deduction of general & administrative expenses; (v) calculation before dividends and interest expense; (vi) includes taxes. Approximate net debt at closing is an estimate only, is not guaranteed, and may be materially different at the time of the BHP Antamina PMPA acquisition. If cash on hand at BHP Antamina PMPA closing is lower than expected, the Company maintains the option to increase its draw on the Revolving Facility. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosures associated with this information.

Cash Flows From Investing Activities

During the three months ended December 31, 2025, the Company had net cash outflows from investing activities of $677 million, as compared to $125 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

(in thousands)	Three Months Ended December 31	
	2025	2024
Payments for the acquisition of PMPAs [1]:		
Hemlo PMPA	$ (300,000)	$ -
Kone PMPA	(156,250)	-
Fenix PMPA	(50,000)	-
Spring Valley PMPA	(50,000)	-
El Domo PMPA [2]	(43,875)	13,250
Kurmuk PMPA	(43,750)	(43,750)
KZK PMPA	(2,500)	-
Mineral Park PMPA	-	(25,000)
Marmato PMPA	-	(40,016)
Cangrejos PMPA	-	(6,000)
	$ (646,375)	$ (101,516)
Acquisition of long-term equity investments	(30,159)	(18,755)
Investment in subscription receipts [3]	-	(3,114)
Other	(347)	(1,882)
Total cash used for investing activities	$ (676,881)	$ (125,267)

1) Excludes closing costs.
2) On November 8, 2024, Silvercorp made a temporary repayment of amounts advanced under the El Domo PMPA, which ended Silvercorp's requirement to make delay ounce payments under the PMPA (see footnote 3 on page 9 of this MD&A for more information).
3) The subscription rights relating to the prior year were converted to common shares during the first quarter of 2025 and were reclassified to long-term equity investments.

Cash Flows From Operating Activities

During the year ended December 31, 2025, the Company generated operating cash flows of $1.9 billion, with the $877 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the year ended December 31, 2024	$	1,027,581
Changes in:		
Revenue	$	1,029,961
Cost of sales (excluding depletion)		(102,855)
Working Capital changes		(37,076)
General and administrative		(6,097)
Donations and community investments		(2,298)
Share based compensation - PSUs		(6,080)
Finance costs		(164)
Income taxes		(12,161)
Interest received		11,730
Other		2,440
Total increase to net cash inflows	$	877,400
Operating cash inflow for the year ended December 31, 2025	$	1,904,981

1) The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

Share based compensation - PSUs Variance

The increase to cash outflows relative to PSUs during the period was due to a higher payout in the current year resulting from share price at maturity being 65% higher in 2025 relative to 2024.

Cash Flows From Financing Activities

During the year ended December 31, 2025, the Company had net cash outflows from financing activities of $291 million, as compared to $267 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

(in thousands)	Years Ended December 31	
	2025	2024
Credit facility extension fees	$ (955)	$ (937)
Share purchase options exercised	7,271	13,192
Lease payments	(505)	(594)
Dividends paid	(296,367)	(279,050)
Cash used for financing activities	$ (290,556)	$ (267,389)

Cash Flows From Investing Activities

During the year ended December 31, 2025, the Company had net cash outflows from investing activities of $1.3 billion, as compared to $488 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

(in thousands)	Years Ended December 31	
	2025	2024
Payments for the acquisition of PMPAs [1]:		
Kone PMPA	$ (468,750)	$ -
Hemlo PMPA	(300,000)	-
Salobo Expansion PMPA	(144,000)	-
Kurmuk PMPA	(131,250)	(43,750)
Fenix PMPA	(125,000)	-
Spring Valley PMPA	(50,000)	-
El Domo PMPA [2]	(43,875)	13,150
Mineral Park PMPA	(40,000)	(75,000)
Blackwater Silver PMPA	(30,000)	-
KZK PMPA	(2,500)	(38,500)
Cangrejos PMPA	(3,100)	(16,200)
Platreef PMPA	-	(411,500)
Marmato PMPA	-	(40,016)
	$(1,338,475)	$ (611,816)
Proceeds on the partial disposal of the Cangrejos PMPA	101,730	-
Acquisition of long-term equity investments	(39,873)	(20,234)
Proceeds on disposal of long-term equity investments	-	177,088
Payments for the acquisition of new royalty agreements:		
DeLamar Royalty	-	(9,750)
Mt Todd Royalty	-	(17,000)
Investment in subscription receipts [3]	-	(3,114)
Other	(2,525)	(3,477)
Total cash used for investing activities	$(1,279,143)	($488,303)

1) Excludes closing costs.
2) On November 8, 2024, Silvercorp made a temporary repayment of amounts advanced under the El Domo PMPA, which ended Silvercorp's requirement to make delay ounce payments under the PMPA (see footnote 3 on page 9 of this MD&A for more information).
3) The subscription rights relating to the prior year were converted to common shares during the first quarter of 2025 and were reclassified to long-term equity investments.

Contractual Obligations and Contingencies[1]

Mineral Stream Interests

The following tables summarize the Company's commitments to make per ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract
Constancia	50%	$	429 [2]	Life of Mine	8-Aug-12
Salobo	75%	$	433	Life of Mine	28-Feb-13
Sudbury	70%	$	400	20 years	28-Feb-13
San Dimas	variable [3]	$	643	Life of Mine	10-May-18
Stillwater	100%		18% [4]	Life of Mine	16-Jul-18
Blackwater	8% [5]		35%	Life of Mine	13-Dec-21
Platreef	62.5% [5]	$	100 [5]	Life of Mine [5]	7-Dec-21 [7]
Other					
Copper World	100%	$	450	Life of Mine	10-Feb-10
Marmato	10.5% [5]		18% [4]	Life of Mine	5-Nov-20
Santo Domingo	100% [5]		18% [4]	Life of Mine	24-Mar-21
Fenix	22% [6]		20%	Life of Mine	15-Nov-21
El Domo	50% [5]		18% [4]	Life of Mine	17-Jan-22
Marathon	100% [5]		18% [4]	Life of Mine	26-Jan-22
Goose	2.78% [5]		18% [4]	Life of Mine	8-Feb-22
Cangrejos	4.4% [5]		18% [4]	Life of Mine	16-May-23
Curraghinalt	3.05% [5]		18% [4]	Life of Mine	15-Nov-23
Kudz Ze Kayah	7.375% [5]		20%	Life of Mine	22-Dec-21 [7]
Koné	19.5% [5]		20% [8]	Life of Mine	23-Oct-24
Kurmuk	6.7% [5]		15%	Life of Mine	5-Dec-24
Spring Valley	8% [5]		20% [8]	Life of Mine	6-Nov-25
Hemlo	10.13% [5]		20% [8]	Life of Mine	26-Nov-25
Early Deposit					
Toroparu	10%	$	400	Life of Mine	11-Nov-13
Cotabambas	25% [5]	$	450	Life of Mine	21-Mar-16
Kutcho	100%		20%	Life of Mine	14-Dec-17

1) The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.
2) Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3) Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Effective October 29, 2025, the fixed gold to silver exchange ratio was revised from 90:1 to 70:1.
4) To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5) Under certain PMPAs, the Company's attributable gold percentage will be reduced once certain thresholds are achieved:
    a. Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
    b. Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.
    c. Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
    d. Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
    e. El Domo – reduced to 33% once the Company has received 145,000 ounces of gold.
    f. Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
    g. Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
    h. Cangrejos – reduced to 2.9% once the Company has received 469,000 ounces of gold.
    i. Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
    j. Koné - reduced to 10.8% once the Company has received 400,000 ounces of gold, subject to adjustment if there are delays in deliveries relative to an agreed schedule, with a further reduction to 5.4% once the Company has received an additional 130,000 ounces of gold.
    k. Kurmuk – reduced to 4.8% once the Company has received 220,000 ounces of gold. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop down threshold is reached.
    l. Kudz Ze Kayah – reduced to 6.125% once the Company has received 330,000 ounces of gold, with a further reduction to 5.5% until the Company has received an additional 59,800 ounces of gold, with a further reduction to 5.5% until the Company has received an additional 270,200 ounces of gold, thereafter increased to 6.75%.
    m. Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
    n. Spring Valley – reduced to 6% once the Company has received 300,000 ounces of gold.

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[1] Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosures associated with this information.

o. Hemlo – reduced to 6.75% once the Company has received 135,750 ounces of gold (the "First Dropdown Threshold"), with a further reduction to 4.5% once the Company has received an additional 117,998 ounces of gold (the "Second Dropdown Threshold"), at which point this rate will apply for the life of the mine. Each of the First Dropdown Threshold and the Second Dropdown Threshold will be subject to adjustment if there are delays in deliveries relative to an agreed schedule, and commencing in 2033, if deliveries fall behind the agreed schedule by 10,000 ounces or more, the stream percentage will be increased by 5% until deliveries catch up with the agreed schedule. The payable gold will be reduced by half with respect to gold production from certain claims comprising the Interlake deposit

6) On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

7) On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

8) Until October 23, 2029, there is a price adjustment mechanism under the Koné PMPA:
   a. if the spot price of gold is less than $2,100 per ounce, the Company will pay 20% of $2,100 less 25% of the difference between $2,100 and $1,800, less 30% of the difference between $1,800 and the spot price of gold; and
   b. if the spot price is greater than $2,700 per ounce, the Company will pay 25% of the difference between $3,000 and $2,700, plus 30% of the difference between the actual spot price of gold and $3,000.

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract
Peñasquito	25%	$	4.62	Life of Mine	24-Jul-07
Constancia	100%	$	6.32 [2]	Life of Mine	8-Aug-12
Antamina	33.75%		20%	Life of Mine	3-Nov-15
Blackwater	50% [6]		18% [7]	Life of Mine	13-Dec-21
Other					
Los Filos	100%	$	4.74	25 years	15-Oct-04
Zinkgruvan	100%	$	4.81	Life of Mine	8-Dec-04
Stratoni	100%	$	11.54	Life of Mine	23-Apr-07
Neves-Corvo	100%	$	4.55	50 years	5-Jun-07
Aljustrel	100% [3]		50%	50 years	5-Jun-07
El Alto [4]	25%	$	3.90	Life of Mine	8-Sep-09
Copper World	100%	$	3.90	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	$	4.00	Life of Mine	n/a [5]
Marmato	100% [6]		18% [7]	Life of Mine	5-Nov-20
Cozamin	50% [6]		10%	Life of Mine	11-Dec-20
El Domo	75%		18% [7]	Life of Mine	17-Jan-22
Mineral Park	100%		18% [7]	Life of Mine	24-Oct-23
Kudz Ze Kayah	7.375% [6]		20%	Life of Mine	22-Dec-21 [8]
Early Deposit					
Toroparu	50%	$	3.90	Life of Mine	11-Nov-13
Cotabambas	100% [6]	$	5.90	Life of Mine	21-Mar-16
Kutcho	100%		20%	Life of Mine	14-Dec-17

1) The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2) Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.

3) Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.

4) Previously referred to as Pascua-Lama in this MD&A.

5) Terms of the agreement not yet finalized.

6) Under certain PMPAs, the Company's attributable silver percentage will be reduced once certain thresholds are achieved:
   a. Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
   b. Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
   c. Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
   d. Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
   e. Kudz Ze Kayah - reduced to 6.125% once the Company has received 43.30 million ounces of silver, with a further reduction to 5.5% until the Company has received an additional 7.96 million ounces of silver, with a further reduction to 5.5% until the Company has received an additional 35.34 million ounces of silver, thereafter increased to 6.75%.

7) To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.

8) On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement	Date of Original Contract
Palladium				
Stillwater	4.5% [2]	18% [3]	Life of Mine	16-Jul-18
Platreef	5.25% [2]	30% [2]	Life of Mine [2]	7-Dec-21 [4]
Platinum				
Marathon	22% [2]	18% [3]	Life of Mine	26-Jan-22
Platreef	5.25% [2]	30% [2]	Life of Mine [2]	7-Dec-21 [4]
Cobalt				
Voisey's Bay	42.4% [2]	18% [3]	Life of Mine	11-Jun-18

1) The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2) Under certain PMPAs, the Company's attributable metal percentage will be reduced once certain thresholds are achieved:
    a. Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
    b. Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.
    c. Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
    d. Voisey's Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3) To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4) On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

Other Contractual Obligations and Contingencies

(in thousands)		2026		2027 - 2028		2029 - 2030		After 2030		Total
						Projected Payment Dates [1]				
Payments for mineral stream interests & royalty										
Salobo	$	-	$	8,000	$	16,000	$	56,000	$	80,000
Copper World [2]		-		231,151		-		-		231,151
Marmato		81,984		-		-		-		81,984
Santo Domingo		-		260,000		-		-		260,000
El Domo		87,750		43,875		-		-		131,625
Marathon		-		102,145		43,777		-		145,922
Cangrejos		-		84,420		84,420		-		168,840
Curraghinalt		-		-		-		55,000		55,000
Loma de La Plata		-		-		-		32,400		32,400
Spring Valley		260,000		360,000		-		-		620,000
Kudz Ze Kayah		-		15,000		-		-		15,000
Koné		156,250		-		-		-		156,250
Payments for early deposit mineral stream interest										
Cotabambas		-		-		-		126,000		126,000
Toroparu		-		-		-		138,000		138,000
Kutcho		-		-		-		58,000		58,000
Leases liabilities		995		2,056		2,147		4,908		10,106
Total contractual obligations	$	586,979	$	1,106,647	$	146,344	$	470,308	$	2,310,278

1) Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2) Figure includes contingent transaction costs of $1 million.

Salobo
The Company will be required to make annual payments of $8 million over a 10-year period, if the Salobo mine implements a high-grade mine plan. Payments will be made for each year in which the high-grade plan is achieved.

Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay's receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $82 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Fenix
Under the terms of the Fenix PMPA, the Company provided a $20 million secured standby loan facility, however this facility was cancelled on December 19, 2025.

El Domo
Under the terms of the El Domo PMPA, the Company is committed to pay additional upfront cash payments of $131.6 million, which includes $0.25 million which will be paid to support certain local community development initiatives around the El Domo project. The payments will be payable in three staged installments during construction, subject to various customary conditions being satisfied.

Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $146 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos
Under the terms of the Cangrejos PMPA, the Company is committed to pay additional upfront consideration of $169 million, which is to be paid in two staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Curraghinalt
Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.

Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., ("PAAS") total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Spring Valley
Under the terms of the Spring Valley PMPA, the Company is committed to pay Waterton Gold Corp. ("Waterton Gold") additional upfront cash payments of $620 million in installments as various conditions are satisfied. The Company has also provided a cost overrun facility (the "Spring Valley Facility") of up to $150 million, accessible during an availability period commencing once the full upfront consideration has been paid under the Spring Valley PMPA. The Spring Valley Facility has a maturity date of three years following the first drawdown under the Spring Valley Facility.

Mineral Park

The Company has entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, to help support the mine construction if necessary, once the full upfront consideration under the stream has been paid.

Kudz Ze Kayah

Under the terms of the amended KZK PMPA, an additional $15 million contingency payment is due to BCM if the KZK project achieves certain permitting milestones.

Koné

Under the terms of the Koné PMPA, the Company is committed to pay one additional upfront cash payment of $156 million during construction, subject to certain customary conditions. The Company has also provided Montage Gold Corp., with a secured debt facility of up to $75 million to be allocated to project costs, including cost overruns, prior to completion of construction and once the full upfront consideration under the Koné PMPA has been paid.

Cotabambas

Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro Minerals Ltd., additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu

Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho

Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Tax Contingencies

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the "CRA Settlement"), income earned outside of Canada by the Company's foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. Bill C-15, Budget 2025 Implementation Act, No.1, contains proposed amendments to the existing transfer pricing regime under the Tax Act, which could have an impact on the application of the CRA Settlement to taxation years after 2025. Once it is in force, the Company expects to apply the same transfer pricing methodology and achieve a consistent outcome with past periods.

The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company's foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits. From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that the Company's estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital

During the three months ended December 31, 2025, a total of 17,101 share purchase options were exercised at a weighted average exercise price of Cdn$61.08 per option, resulting in total cash proceeds to the Company in the amount of $1 million (twelve months - $7 million from the exercise of 178,489 share purchase options at a weighted average exercise price of Cdn$56.51). During the three months ended December 31, 2024, a total of 5,560 share purchase options were exercised at a weighted average exercise price of Cdn$37.43 per option, resulting in total cash proceeds to the Company in the amount of $0.1 million (twelve months - $13 million from the exercise of 500,017 share purchase options at a weighted average exercise price of Cdn$36.18).

During the year ended December 31, 2025, the Company released 141,525 RSUs, as compared to 69,494 RSUs during the comparable period of the previous year.

The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the three months ended December 31, 2025, there were 6,603 common shares issued under the DRIP (twelve months - 36,517 common shares). During the three months ended December 31, 2024, there were 6,016 common shares issued under the DRIP (twelve months - 38,534 common shares).

As of March 12, 2026, there were 454,036,958 outstanding common shares, 1,032,188 share purchase options and 241,880 restricted share units.

Dividends Paid [1]

During 2025, the Company paid quarterly dividends of $0.165 per share, amounting to $300 million, as compared to $281 million at a rate of $0.155 per share in 2024.

The following is a summary of the dividends paid and the annual dividend per share for the last 3 years, along with the forecast for 2026.



Dividends Paid

For 2026, the Company has increased its quarterly dividend under its dividend policy, setting it at $0.195 per common share for 2026. This represents an 18% increase over the quarterly dividend paid in 2025 and represents the third consecutive year that the dividend has been increased, highlighting the Company's commitment to a progressive

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[1] Estimated 2026 total dividend payments based on 454 million common shares outstanding throughout the period and a quarterly dividend of $0.195 per common share. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosures associated with this information.

dividend. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 13 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. Refer to Note 5 to the consolidated financial statement for further information.

Material Risks

The following summarizes the most material risks to the Company's business. This is **not** a complete list of the potential risks the Company faces. For a comprehensive discussion about the Company's risks, see the most recent Annual Information Form and Form 40-F on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities and see *"Cautionary Note Regarding Forward-Looking Statements"* in this MD&A.

- **Commodity Prices** – The Company's business operations are fully exposed to changes in the market prices of precious metals and cobalt which fluctuate widely. Changes in the market price of commodities that we purchase under our PMPAs and in the commodities markets will affect our profitability. The price of the Common Shares and the Company's financial results may be significantly and adversely affected by a decline in the price of precious metals and cobalt.

- **Production from Mining Operations** – To the extent that they relate to the production of precious metals or cobalt from, or the continued operation of, the Mining Operations, the Company will be subject to the following risks applicable to the operators of such mines or projects:

  - **No Control Over Mining Operations Production –** The Company's business operations are fully exposed to the risk that Mining Operations will not meet production forecasts or targets. The Company has no direct involvement in the operation of the Mining Operations and as a result the activities of third-party operators at these Mining Operations could negatively affect the cash flows generated by the Company. The ability for the operators of the Mining Operations to act in their sole discretion could therefore have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

  - **Production Forecasts:** The Company prepares estimates and forecasts of future attributable production from the Mining Operations and relies on public disclosure and other information it receives from the owners, operators and independent experts of the Mining Operations to prepare such estimates. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. If the Company's production forecasts prove to be incorrect, it may have a material adverse effect on the Company.

  - **Commodity Price Fluctuations:** Declining commodity prices can adversely impact production from Mining Operations; future production from the Mining Operations is dependent on metal prices that are adequate to make these properties economic.

  - **Mineral Reserve and Mineral Resource Estimates:** Mineral reserve and mineral resource estimates are uncertain and may be adversely impacted by market fluctuations, productions costs operating factors or reduced recovery rates. The economic viability of a mineral deposit may be impacted by attributes of a particular deposit, which may require operators of Mining Operations to reduce their mineral reserves and mineral resources, which may result in a material and adverse effect on the Company's profitability, results of operations, financial condition and the trading price of the Company's securities.

  - **Governmental Regulations:** The Mining Operations are subject to extensive laws and regulations. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments could result in substantial costs and liabilities for the owners or operators of the

Mining Operations such that they would not proceed with the development of, or continue to operate, a mine or mines which may impact on the amount of precious metals or cobalt that the Company may receive under the terms of its relevant PMPAs and which could have a material adverse effect on the Company's business and financial position.

- o **International Operations:** The Mining Operations are all exposed to various levels of political, economic and other risks and uncertainties due to their international location. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mining Operations or on the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs.

- o **Exploration, Development, Operating, Expansions and Improvements**: The Mining Operations are subject to significant hazards and risks that can adversely impact the Mining Operations ability to commence operations or to continue to operate as planned or at all. The occurrence of any of the above-mentioned hazards or risks could result in an interruption or suspension of operation of the Mining Operations and have a material adverse effect on the Company and the trading price of the Company's securities as well as the Company's reputation.

- o **Climate Change**: All of Wheaton's PMPAs are exposed to climate-related risks through the Mining Operations. Climate change could result in challenging physical conditions including acute weather events such as higher intensity storms, extreme heat, flooding (surface and fluvial), wildfire and landslides, as well as chronic weather and physical conditions such as rising temperatures, water stress, changes in precipitation patterns and drought. These conditions, and the costs of efforts by the Mining Operations to manage such conditions, may adversely affect the Mining Operations and there can be no assurances that the Mining Operations will be able to predict, respond to, measure, monitor or manage the risks posed such conditions. Further, such conditions could result in the owners or operators of the Mining Operations not proceeding with the development of or continue to operate a mine, which may impact the amount of precious metals or cobalt or other payments that the Company may receive under the terms of its relevant PMPAs. This could have a material adverse effect on the Company's business and financial position, the Company's reputation and the trading price of the Company's securities.

- o **Licenses, Permits, Approvals and Rulings.** The Mining Operations are subject to receiving and maintaining licenses, permits, approvals and rulings from appropriate governmental authorities. Changes in laws and regulations or in the granting or renewal of licenses, permits, approvals and rulings could have a material adverse effect on the revenue the Company derives from the Mining Operations. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the Mining Operations. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material adverse effect on the Company and the trading price of the Company's securities.

- **Counterparty Credit and Liquidity** – The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has PMPAs which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies' ability to perform their obligations under those PMPAs; (ii) through financial institutions that hold the Company's cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company's insurance providers; (v) through companies that owe a refund of the Refundable Deposit under the terms of the respective PMPA; and (vi) through the Company's lenders, financial institutions, and bullion banks. The inability of the Company's counterparties to perform their obligations under agreements with the Company or the inability of the Company to meet operating expenditure requirements could adversely impact the Company's cash flows. In addition, any adverse financial or operational consequences on a counterparty may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

- **Mine Operator and Counterparty Concentration** – Precious metals and cobalt purchases under certain of Wheaton's PMPAs are subject to both mine operator concentration risk and counterparty concentration risk, with total revenues relative to Vale, Newmont, Hudbay and Glencore during the year ended December 31, 2025 being 49%, 13%, 10% and 10% respectively of the Company's total revenue. Should any of these mine operators or counterparties become unable or unwilling to fulfill their obligations under their agreements with the Company, or should any of the risk factors identified by the Company materialize in respect of the mine operators, counterparties or the Mining Operations, there could be a material adverse effect on the Company, including, but not limited to, the Company's revenue, net income and cash flows from operations.

- **Taxes –** The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, or court decisions in respect of, existing tax laws, regulations or rules in Canada, the Cayman Islands or Luxembourg, or any of the countries in which the Company's subsidiaries or the Mining Operations are located, or to which deliveries of precious metals, precious metals credits or cobalt are made, could result in an increase in the Company's taxes, or other governmental charges, duties or impositions.

- **Competition** – The Company competes with other companies for PMPAs and similar transactions. The competition for PMPAs and similar transactions could adversely impact the Company's ability to acquire desirable PMPAs. In addition, competition from companies with substantial resources could impact the Company's ability to acquire PMPAs and similar transactions at acceptable valuations or at acceptable returns, which could adversely impact the Company's cash flows, results of operations and financial condition.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the balance sheet date, and the reported amounts of revenues and expenditures during the reporting period. The following discussion provides details of the critical accounting estimates made in preparing the financial statements. For additional information, Note 3 of the Company's consolidated financial statements describes all of the material accounting policies while Note 4 describes the significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements.

Mineral Stream Interests

Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $7.4 billion at December 31, 2025, inclusive of early deposit agreements. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator's exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company's percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company's mineral stream interests and depletion charges.

Depletion

As described above, the cost of these mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Impairment of Assets

The Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. In addition, the Company also monitors the estimated recoverable reserves and resources as well as operational developments and other matters at the mining properties in respect of which the Company has PMPAs for indications of impairment or impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

At December 31, 2024, indicators of impairment were identified relative to the Voisey's Bay PMPA, primarily as a result of significant and sustained decrease in the market price of cobalt over the year ended December 31, 2024 compared to historical price levels. Management estimated that the recoverable amount at December 31, 2024 of the Voisey's Bay PMPA was less than the carrying amount and accordingly recorded an impairment charge of $109 million. Refer to Note 13 of the financial statements for further information. No such indicators of impairment were identified in 2025.

Valuation of Stock Based Compensation
The Company has various forms of stock based compensation, including share purchase options, restricted share units ("RSUs") and performance share units ("PSUs"). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.

The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash. The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

New Accounting Standards Effective in 2025

Amendment to IAS 21 - Lack of Exchangeability
Effective January 1, 2025, the Company adopted the Amendment to IAS 21 - Lack of Exchangeability. The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not, as well as associated disclosure requirements when it is concluded a currency is not exchangeable. The adoption of this amendment had no impact on the Company's financial statements.

Future Changes to Accounting Policies

IFRS 18 - Presentation and Disclosure in Financial Statements.
In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements was issued. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. There were also minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

Non-GAAP Measures

Wheaton has included, throughout this document, certain non-GAAP performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

These non-GAAP measures do not have any standardized meaning prescribed by IFRS Accounting Standards, and other companies may calculate these measures differently. The presentation of these non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

i.   Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders' Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company's performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31	
(in thousands, except for per share amounts)	2025	2024	2025	2024
Net earnings	$ 558,250	$ 88,148	$ 1,471,720	$ 529,140
Add back (deduct):				
Impairment charge (reversal)	-	108,861	-	108,861
Gain on disposal of Mineral Stream Interest	-	-	(85,724)	-
Income tax expense related to disposal of Mineral Stream Interest	-	-	12,859	-
(Gain) loss on fair value adjustment of share purchase warrants held	(1,283)	910	(5,805)	8
Income tax (expense) recovery recognized in the Statement of Shareholders' Equity	-	-	(1,152)	-
Deferred income tax (expense) recovery recognized in the Statement of OCI	(1,799)	1,225	(18,286)	2,857
Other	(189)	(175)	(750)	(696)
Adjusted net earnings	$ 554,979	$ 198,969	$ 1,372,862	$ 640,170
Divided by:				
Basic weighted average number of shares outstanding	454,020	453,669	453,893	453,460
Diluted weighted average number of shares outstanding	454,841	454,361	454,685	454,119
Equals:				
Adjusted earnings per share - basic	$ 1.222	$ 0.439	$ 3.025	$ 1.412
Adjusted earnings per share - diluted	$ 1.220	$ 0.438	$ 3.019	$ 1.410

ii. Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31	
(in thousands, except for per share amounts)	2025	2024	2025	2024
Cash generated by operating activities	$ 746,277	$ 319,471	$ 1,904,981	$ 1,027,581
Divided by:				
Basic weighted average number of shares outstanding	454,020	453,669	453,893	453,460
Diluted weighted average number of shares outstanding	454,841	454,361	454,685	454,119
Equals:				
Operating cash flow per share - basic	$ 1.644	$ 0.704	$ 4.197	$ 2.266
Operating cash flow per share - diluted	$ 1.641	$ 0.703	$ 4.190	$ 2.263

iii. Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS Accounting Standards. In addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

(in thousands, except for gold and palladium ounces sold and per unit amounts)	Three Months Ended December 31		Years Ended December 31	
	2025	2024	2025	2024
Cost of sales	$ 201,184	$ 133,109	$ 642,952	$ 482,052
Less: depletion	(86,228)	(68,873)	(303,889)	(246,944)
Less: cost of sales related to delay ounces [1]	(1,253)	(1,396)	(4,196)	(3,095)
Cash cost of sales	$ 113,703	$ 62,840	$ 334,867	$ 232,013
Cash cost of sales is comprised of:				
Total cash cost of gold sold	$ 60,314	$ 38,556	$ 197,001	$ 146,271
Total cash cost of silver sold	50,865	22,213	130,210	80,022
Total cash cost of palladium sold	422	816	1,827	3,088
Total cash cost of cobalt sold	2,102	1,255	5,829	2,632
Total cash cost of sales	$ 113,703	$ 62,840	$ 334,867	$ 232,013
Divided by:				
Total gold ounces sold	121,791	87,662	411,005	332,701
Total silver ounces sold	5,685	4,307	19,796	16,072
Total palladium ounces sold	1,730	4,434	9,356	17,270
Total cobalt pounds sold	485	485	1,632	970
Equals:				
Average cash cost of gold (per ounce)	$ 495	$ 440	$ 479	$ 440
Average cash cost of silver (per ounce)	$ 8.95	$ 5.16	$ 6.58	$ 4.98
Average cash cost of palladium (per ounce)	$ 244	$ 184	$ 195	$ 179
Average cash cost of cobalt (per pound)	$ 4.33	$ 2.59	$ 3.57	$ 2.71

1) The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

iv. Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

(in thousands, except for gold and palladium ounces sold and per unit amounts)	Three Months Ended December 31		Years Ended December 31	
	2025	2024	2025	2024
Gross margin	$ 663,530	$ 247,407	$ 1,671,648	$ 802,587
Add back: depletion	86,228	68,873	303,889	246,944
Add back: cost of sales related to delay ounces [1]	1,253	1,396	4,196	3,095
Cash operating margin	$ 751,011	$ 317,676	$ 1,979,733	$ 1,052,626
Cash operating margin is comprised of:				
Total cash operating margin of gold sold	$ 453,060	$ 196,134	$ 1,239,217	$ 649,780
Total cash operating margin of silver sold	286,332	112,520	706,461	377,808
Total cash operating margin of palladium sold	2,136	3,652	8,709	13,911
Total cash operating margin of cobalt sold	9,483	5,370	25,346	11,127
Total cash operating margin	$ 751,011	$ 317,676	$ 1,979,733	$ 1,052,626
Divided by:				
Total gold ounces sold	121,791	87,662	411,005	332,701
Total silver ounces sold	5,685	4,307	19,796	16,072
Total palladium ounces sold	1,730	4,434	9,356	17,270
Total cobalt pounds sold	485	485	1,632	970
Equals:				
Cash operating margin per gold ounce sold	$ 3,720	$ 2,237	$ 3,015	$ 1,953
Cash operating margin per silver ounce sold	$ 50.37	$ 26.12	$ 35.68	$ 23.51
Cash operating margin per palladium ounce sold	$ 1,235	$ 824	$ 931	$ 805
Cash operating margin per cobalt pound sold	$ 19.56	$ 11.07	$ 15.54	$ 11.47

1) The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

Subsequent Events

Declaration of Dividend
On March 12, 2026, the Board of Directors declared a dividend in the amount of $0.195 per common share, with this dividend being payable to shareholders of record on March 31, 2026 and is expected to be distributed on or about April 10, 2026. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures
Wheaton's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2025. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that Wheaton's disclosure controls and procedures were effective as of December 31, 2025.

Internal Control Over Financial Reporting
The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company's controls include policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and,

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial statements.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework and criteria established in *Internal Control – Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of December 31, 2025.

There have been no changes in the Company's internal control over financial reporting during the three months ended December 31, 2025 that would materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitation of Controls and Procedures
The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company's percentage entitlement to such metals, as of December 31, 2025, unless otherwise noted. The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company's website.

Mineral Reserves Attributable to Wheaton Precious Metals [1,2,3,8,41]

		December 31, 2025 [6]										December 31, 2024		
		Proven			Probable			Proven & Probable				Proven & Probable		
Asset	Interest	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Process Recovery % [7]	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs
Gold														
Black Pine Royalty [32]	0.5%	-	-	-	1.5	0.32	0.02	1.5	0.32	0.02	70%	1.5	0.32	0.02
Blackwater [11,27]	8%	23.4	0.74	0.56	0.7	0.80	0.02	24.1	0.74	0.57	91%	24.1	0.74	0.57
Cangrejos [11,31]	4.4%	-	-	-	29.0	0.55	0.51	29.0	0.55	0.51	85%	43.5	0.55	0.76
Constancia	50%	226.0	0.04	0.30	32.5	0.04	0.04	258.5	0.04	0.34	61%	258.5	0.04	0.34
Copper World Complex [21]	100%	319.4	0.03	0.27	65.7	0.02	0.04	385.1	0.02	0.31	60%	385.1	0.02	0.31
Curraghinalt [11,33]	3.05%	0.002	9.14	0.001	0.4	6.43	0.08	0.4	6.45	0.08	94%	0.4	6.45	0.08
DeLamar Royalty [37]	1.5%	0.2	0.40	0.002	1.6	0.32	0.02	1.8	0.33	0.02	72%	1.4	0.40	0.02
El Domo [11,29]	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	3.2	2.52	0.26
Fenix [11,26]	22%	8.3	0.50	0.13	6.8	0.45	0.10	15.1	0.48	0.23	75%	15.1	0.48	0.23
Goose [11,30]	2.78%	-	-	-	0.3	6.82	0.07	0.3	6.82	0.07	93%	0.3	6.82	0.07
Hemlo [11,41]	10.13%													
Hemlo O/P		-	-	-	2.6	0.85	0.07	2.6	0.85	0.07	93%	2.6	0.85	0.07
Hemlo Interlake		-	-	-	0.2	3.93	0.02	0.2	3.93	0.02	93%	0.2	3.94	0.03
Hemlo Non-Interlake		-	-	-	0.8	3.67	0.10	0.8	3.67	0.10	93%	0.7	3.63	0.09
Koné [11,38]	19.5%	-	-	-	26.7	0.72	0.62	26.7	0.72	0.62	89%	26.7	0.72	0.62
Kudz Ze Kayah [11,34]	7.27%	-	-	-	1.1	1.32	0.05	1.1	1.32	0.05	64%	1.1	1.32	0.05
Kurmuk [11,39]	6.7%	1.5	1.51	0.07	2.6	1.35	0.11	4.1	1.41	0.18	92%	4.1	1.41	0.18
Kutcho [12]	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21
Marathon [11,28]	100%	111.6	0.07	0.26	12.3	0.06	0.03	123.8	0.07	0.28	71%	123.8	0.07	0.28
Marmato [11,15]	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.2	3.16	0.33	90%	3.2	3.16	0.33
Mt Todd Royalty [11,36]	1%	0.7	0.95	0.02	0.9	0.93	0.03	1.6	0.94	0.05	89%	2.4	0.77	0.06
Platreef [11,35]	62.5%	-	-	-	72.3	0.29	0.67	72.3	0.29	0.67	79%	72.3	0.29	0.67
Salobo [10]	75%	262.2	0.34	2.87	505.5	0.33	5.43	767.7	0.34	8.29	72%	793.2	0.35	8.85
San Dimas [14]	25%	0.3	3.16	0.03	0.5	2.63	0.04	0.8	2.84	0.07	95%	0.8	2.84	0.07
Santo Domingo [11,25]	100%	125.9	0.07	0.28	293.5	0.04	0.33	419.4	0.05	0.61	56%	419.4	0.05	0.61
Spring Valley [11,42]	8%	-	-	-	22.3	0.43	0.31	22.3	0.43	0.31	78%	22.3	0.43	0.31
Stillwater [13]	100%	7.9	0.39	0.10	37.1	0.36	0.43	45.0	0.37	0.53	69%	44.5	0.36	0.52
Sudbury [11]	70%	12.0	0.45	0.17	9.3	0.38	0.11	21.2	0.42	0.29	75%	28.0	0.26	0.24
Total Gold				**5.32**			**9.77**			**15.09**				**15.85**

Mineral Reserves Attributable to Wheaton Precious Metals (Continued) [1,2,3,8,41]

		December 31, 2025 [6]											December 31, 2024		
		Proven			Probable			Proven & Probable				Proven & Probable		
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Recovery % [7]	Mt	g/t / %	Moz / Mlbs
Silver														
Aljustrel [19]	100%	7.8	46.2	11.7	19.2	39.4	24.3	27.0	41.4	36.0	26%	24.3	43.4	33.9
Antamina [10,11,18,43]	67.50%													
Copper		143.1	7.9	36.3	118.1	9.6	36.4	261.2	8.7	72.8	75%	130.6	8.7	36.7
Copper-Zinc		32.5	18.7	19.6	63.0	19.4	39.3	95.5	19.2	58.8	75%	55.0	18.8	33.3
Blackwater [11,27]	50%	165.2	5.8	30.7	4.7	5.8	0.9	169.9	5.8	31.6	61%	169.9	5.8	31.6
Constancia	100%	451.9	2.6	38.4	65.0	1.8	3.7	516.9	2.5	42.1	70%	516.9	2.5	42.1
Copper World Complex [21]	100%	319.4	5.7	58.3	65.7	4.3	9.1	385.1	5.4	67.4	76%	385.1	5.4	67.4
Cozamin [11,20]	50%													
Copper		0.0	38.0	0.0	2.8	40.6	3.6	2.8	40.6	3.7	86%	3.5	41.8	4.7
Zinc		-	-	-	0.5	50.9	0.9	0.5	50.9	0.9	60%	0.5	50.9	0.9
DeLamar Royalty [37]	1.5%	0.2	16.3	0.1	1.6	13.3	0.7	1.8	13.6	0.8	37%	1.4	17.3	0.8
El Domo [11,29]	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	4.9	45.7	7.1
Kudz Ze Kayah [11,34]	7.21%	-	-	-	1.1	137.5	4.8	1.1	137.5	4.8	86%	1.1	137.5	4.8
Kutcho [12]	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6
Los Filos [11,40]	100%	13.0	4.2	1.8	57.8	6.0	11.1	70.7	5.6	12.8	10%	70.7	5.6	12.8
Marmato [11,15]	100%	2.1	16.4	1.1	27.4	5.3	4.7	29.5	6.1	5.8	34%	29.7	6.1	5.8
Mineral Park	100%	123.3	2.3	9.2	247.1	2.5	19.6	370.4	2.4	28.9	61%	188.3	2.4	14.6
Neves-Corvo	100%													
Copper		3.9	29.0	3.7	20.0	31.0	20.0	24.0	30.7	23.6	24%	20.1	31.6	20.5
Zinc		6.7	66.0	14.1	17.5	57.0	32.0	24.1	59.5	46.1	30%	18.7	62.2	37.4
Peñasquito [10]	25%	21.1	35.3	23.9	34.2	30.6	33.6	55.3	32.4	57.5	82%	64.2	30.7	63.3
San Dimas [14]	25%	0.3	253.2	2.6	0.5	240.5	3.8	0.8	245.5	6.4	94%	0.8	245.5	6.4
Zinkgruvan	100%													
Zinc		3.9	63.0	7.9	9.9	75.0	23.9	13.8	71.6	31.8	83%	11.3	76.7	27.8
Copper		1.4	32.0	1.4	0.2	34.0	0.3	1.6	32.3	1.7	70%	1.6	33.1	1.7
Total Silver				**269.3**			**286.8**			**556.1**				**469.2**
Palladium														
Platreef [11,35]	5.25%	-	-	-	5.7	1.9	0.35	5.7	1.9	0.35	87%	5.7	1.9	0.35
Stillwater [11,13]	4.5%	0.3	11.6	0.09	1.2	10.2	0.39	1.4	10.5	0.48	90%	1.4	10.3	0.48
Total Palladium				**0.09**			**0.74**			**0.83**				**0.83**
Platinum														
Marathon [11,28]	22%	25.4	0.2	0.17	2.8	0.2	0.01	28.2	0.2	0.18	76%	28.2	0.2	0.18
Platreef [11,35]	5.25%	-	0.0	-	5.7	1.9	0.34	5.7	1.9	0.34	87%	5.7	1.9	0.34
Total Platinum				**0.17**			**0.35**			**0.52**				**0.52**
Cobalt														
Voisey's Bay [11,22]	42.4%	8.4	0.11	20.3	3.6	0.11	8.5	12.0	0.11	28.8	84%	12.4	0.11	30.6
Total Cobalt				**20.3**			**8.5**			**28.8**				**30.6**

Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,41)

December 31, 2025 (6)

		Measured			Indicated			Measured & Indicated			Inferred		
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold													
Black Pine Royalty (32)	0.5%	-	-	-	1.0	0.26	0.01	1.0	0.26	0.01	0.8	0.21	0.005
Blackwater (11,27)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Brewery Creek Royalty (24)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Cangrejos (11,31)	4.4%	-	-	-	13.7	0.38	0.17	13.7	0.38	0.17	8.7	0.39	0.11
Constancia	50%	46.4	0.04	0.06	43.5	0.04	0.05	89.8	0.04	0.11	20.5	0.07	0.05
Copper World Complex (21)	100%	424.0	0.02	0.30	191.0	0.02	0.10	615.0	0.02	0.40	192.0	0.01	0.08
Cotabambas (12,23)	25%	-	-	-	126.8	0.20	0.82	126.8	0.20	0.82	105.9	0.17	0.57
Curraghinalt (11,33)	3.05%	-	-	-	-	-	-	-	-	-	0.2	12.24	0.07
DeLamar Royalty (37)	1.5%	0.4	0.49	0.006	1.5	0.38	0.02	1.9	0.40	0.02	0.6	0.31	0.006
El Domo (11,29)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Fenix (11,26)	22%	2.4	0.34	0.03	8.5	0.34	0.09	10.9	0.34	0.12	3.2	0.33	0.03
Goose (11,30)	2.78%	-	-	-	0.1	4.31	0.01	0.1	4.31	0.01	0.2	7.54	0.04
Hemlo (11,41)	10.13%												
Hemlo O/P		-	-	-	1.9	0.85	0.05	1.9	0.85	0.05	0.4	0.42	0.01
Hemlo Interlake		-	-	-	0.03	5.37	0.01	0.03	5.37	0.01	0.04	7.13	0.01
Hemlo Non-Interlake		-	-	-	0.1	4.41	0.01	0.1	4.41	0.01	0.1	3.78	0.01
Koné (11,38)	19.5%	-	-	-	4.7	0.43	0.06	4.7	0.43	0.06	2.4	0.54	0.04
Kudz Ze Kayah (11,34)	7.27%	-	-	-	0.2	1.23	0.01	0.2	1.23	0.01	0.04	1.15	0.002
Kurmuk (11,39)	6.7%	0.2	1.30	0.01	0.5	1.35	0.02	0.6	1.34	0.03	0.4	1.62	0.02
Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Marathon (11,28)	100%	32.4	0.06	0.06	44.9	0.06	0.08	77.3	0.06	0.15	20.0	0.04	0.03
Marmato (11,15)	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.15
Metates Royalty (17)	0.5%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01
Mt Todd Royalty (11,36)	1%	0.4	0.60	0.007	0.8	0.73	0.02	1.2	0.69	0.03	0.4	0.78	0.01
Platreef (11,35)	62.5%	-	-	-	7.7	0.26	0.07	7.7	0.26	0.07	15.8	0.26	0.13
Salobo (10)	75%	8.7	0.25	0.07	459.9	0.22	3.25	468.6	0.22	3.32	148.3	0.30	1.43
San Dimas (14)	25%	0.2	4.01	0.03	0.4	1.60	0.02	0.6	2.49	0.05	1.3	2.89	0.12
Santo Domingo (11,25)	100%	2.0	0.02	0.001	72.3	0.03	0.07	74.3	0.03	0.07	154.1	0.03	0.13
Spring Valley (11,42)	100%	-	-	-	5.1	0.37	0.06	5.1	0.37	0.06	4.6	0.37	0.05
Stillwater (13)	100%	20.5	0.36	0.24	20.6	0.31	0.20	41.0	0.34	0.44	96.5	0.37	1.14
Sudbury (11)	70%	1.0	0.25	0.01	2.0	0.28	0.02	3.0	0.27	0.03	1.4	0.34	0.02
Toroparu (12,16)	10%	4.9	1.31	0.20	7.8	1.30	0.33	12.7	1.30	0.53	2.3	1.60	0.12
Total Gold				**1.10**			**6.00**			**7.10**			**4.57**

Mineral Resources Attributable to Wheaton Precious Metals (Continued) [1,2,3,4,5,9,41]

December 31, 2025 [6]

		Measured			Indicated			Measured & Indicated			Inferred		
	Interest	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs
Silver													
Aljustrel [19]	100%	14.2	45.3	20.7	11.5	45.2	16.8	25.8	45.2	37.5	27.1	41.7	36.3
Antamina [10,11,18,43]	33.75%												
Copper		57.2	6.6	12.1	118.1	8.2	31.0	175.2	7.7	43.1	488.1	8.9	140.0
Copper-Zinc		9.5	25.5	7.8	43.9	18.4	25.9	53.4	19.6	33.7	132.1	16.2	69.0
Blackwater [11,27]	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Constancia	100%	92.7	2.2	6.7	86.9	2.2	6.3	179.6	2.2	12.9	40.9	3.7	4.8
Copper World Complex [21]	100%	424.0	4.1	55.9	191.0	3.5	21.5	615.0	3.9	77.4	192.0	3.1	19.1
Cotabambas [12,23]	100%	-	-	-	507.3	2.4	39.5	507.3	2.4	39.5	423.6	2.5	34.5
Cozamin [11,20]	50%												
Copper		0.2	53.8	0.3	3.9	40.1	5.0	4.0	40.7	5.3	2.8	42.1	3.8
Zinc		-	-	-	1.4	36.4	1.6	1.4	36.4	1.6	1.7	33.8	1.8
DeLamar Royalty [37]	1.5%	0.4	32.3	0.40	1.5	19.5	1.0	1.9	22.1	1.4	0.6	11.7	0.2
El Alto	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
El Domo [11,29]	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Kudz Ze Kayah [11,34]	7.21%	-	-	-	0.2	134.7	0.9	0.2	134.7	0.9	0.04	144.2	0.2
Kutcho [12]	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Marmato [11,15]	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.8	3.2	1.8
Metates Royalty [17]	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3
Mineral Park	100%	13.6	1.9	0.8	233.4	1.9	14.1	246.9	1.9	15.0	391.2	1.2	15.5
Neves-Corvo	100%												
Copper		5.9	27.0	5.2	23.5	31.0	23.4	29.4	30.2	28.6	39.2	23.0	29.0
Zinc		5.6	58.0	10.5	15.0	56.0	27.1	20.7	56.5	37.6	4.4	51.0	7.2
Peñasquito [10]	25%	13.2	28.3	12.0	43.0	25.3	35.0	56.2	26.0	47.0	2.3	24.2	1.8
San Dimas [14]	25%	0.2	291.8	2.2	0.4	161.2	2.0	0.6	209.5	4.2	1.3	249.9	10.7
Stratoni	100%	-	-	-	1.4	151.7	6.8	1.4	151.7	6.8	1.8	166.5	9.7
Toroparu [12,16]	50%	24.3	1.8	1.4	39.2	1.2	1.5	63.5	1.4	2.9	11.5	0.7	0.3
Zinkgruvan	100%												
Zinc		3.7	70.0	8.3	3.0	53.0	5.1	6.7	62.4	13.4	16.0	96.0	49.4
Copper		0.6	25.0	0.5	0.1	30.0	0.1	0.7	25.6	0.6	0.3	29.0	0.3
Total Silver				**170.6**			**474.9**			**645.5**			**449.5**
Palladium													
Platreef [11,35]	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.5	0.02
Stillwater [11,13]	4.5%	0.2	10.7	0.07	0.2	8.7	0.06	0.4	9.7	0.13	1.0	10.3	0.32
Total Palladium				**0.07**			**0.07**			**0.14**			**0.34**
Platinum													
Marathon [11,28]	22.0%	7.6	0.1	0.04	10.5	0.1	0.04	18.1	0.1	0.08	4.5	0.1	0.01
Platreef [11,35]	5.25%	-	0.0	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.4	0.02
Total Platinum				**0.04**			**0.06**			**0.09**			**0.04**
Cobalt													
Voisey's Bay [11,22]	42.4%	0.5	0.07	0.7	3.5	0.11	8.5	3.9	0.11	9.2	2.9	0.08	5.3
Total Cobalt				**0.7**			**8.5**			**9.2**			**5.3**

Notes on Mineral Reserves & Mineral Resources:

1. All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101"), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2. Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") for gold, silver, palladium and platinum, percent ("%") for cobalt, millions of ounces ("Moz") for gold, silver, palladium and platinum and millions of pounds ("Mlbs") for cobalt.

3. Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

    a. Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering); and

    b. Jeremy Vincent, M.Sc., P.Geo. (Director, Geology),

    both employees of the Company (the "Company's QPs").

4. The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Aljustrel mines, Black Pine project, Blackwater mine, Cangrejos project, Cozamin mine, Curraghinalt project, El Domo project, Fenix project, Goose mine, Hemlo mine, Kudz Ze Kayah project, Kutcho project, Marathon project, Platreef project, San Dimas mine, Santo Domingo project, and Spring Valley project report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5. Mineral Resources, which are not Mineral Reserves do not have demonstrated economic viability.

6. Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2025 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

    a. Mineral Resources for Aljustrel's Moinho mine are reported as of June 30, 2025, for the Feitais mine as of May 31, 2025, the Estação mine as of April 2024, and the São João project as of December 31, 2023. Mineral Reserves for, Moinho, Feitais, and Estação are reported as of December 31, 2024.

    b. Mineral Resources and Mineral Reserves for the Black Pine project are reported as of January 31, 2026.

    c. Mineral Resources for the Blackwater mine are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.

    d. Mineral Resources for the Brewery Creek project are reported as of May 31, 2020.

    e. Mineral Resources for the Cangrejos project are reported as of January 30, 2023 and Mineral Reserves as of March 30, 2023.

    f. Mineral Resources and Mineral Reserves for the Copper World Complex project are reported as of July 1, 2023.

    g. Mineral Resources for the Cotabambas project are reported as of November 20, 2023.

    h. Mineral Resources for the El Domo project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.

    i. Mineral Resources for the Curraghinalt project are reported as of May 10, 2018 and Mineral Reserves as of February 25, 2022.

    j. Mineral Resources and Mineral Reserves for the DeLamar project are reported as of December 8, 2025.

    k. Mineral Resources and Mineral Reserves for the Fenix project are reported as of October 16, 2023.

    l. Mineral Resources and Mineral Reserves for the Hemlo mine are reported as of December 31, 2024.

    m. Mineral Resources for the Koné project are reported as of January 31, 2025 for the satellite and Gbongogo deposits and as of February 20, 2025 for the Koné deposit. Mineral Reserves are reported as of January 14, 2024.

    n. Mineral Resources for the Kudz Ze Kayah project are reported as of January 3, 2025 for the ABM deposit and June 30, 2025 for the Kona Deposit, and Mineral Reserves as of October 30, 2023 for the ABM deposit.

    o. Mineral Resources for the Kutcho project are reported as of July 30, 2021 and Mineral Reserves are reported as of November 8, 2021.

    p. Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

    q. Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.

    r. Mineral Resources and Mineral Reserves for the Marathon project are reported as of November 1, 2024.

    s. Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.

    t. Mineral Resources for the Metates royalty are reported as of January 28, 2023.

    u. Mineral Resources for the Mineral Park project are reported as of January 31, 2026 and Mineral Reserves as of February 11, 2026.

    v. Mineral Resources and Mineral Reserves for the Mt. Todd project are reported as of July 25, 2025.

    w. Mineral Resources and Mineral Reserves for the Platreef project are reported as of February 15, 2025.

    x. Mineral Resources and Mineral Reserves for the Santo Domingo project are reported as of March 31, 2024.

    y. Mineral Resources and Mineral Reserves for the Spring Valley project are reported as of October 31, 2025.

    z. Mineral Resources for the Stratoni mine are reported as of September 30, 2025.

    aa. Mineral Resources for the Toroparu project are reported as of February 10, 2023.

7. Process recoveries are the Company's estimated average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants.

8. Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

    a. Aljustrel mine – 2.5% zinc cut-off for the Moinho, Feitais, and Estação mines project.

    b. Antamina mine - $6,000 per hour of mill operation cut-off assuming $3.75 per pound copper, $1.21 per pound zinc, $15.00 per pound molybdenum and $27.00 per ounce silver.

    c. Black Pine – 0.1 grams per tonne gold cut-off assuming $1,650 per ounce gold.

    d. Blackwater mine – NSR cut-off of Cdn $13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.

    e. Cangrejos project - declining NSR cut-offs of between $23.00 and $7.76 per tonne assuming $1,500 per ounce gold, $3.00 per pound copper and $18.00 per ounce silver.

    f. Constancia mine – NSR cut-off of $6.40 per tonne for Pampacancha and $7.30 per tonne for Constancia assuming $1,900 per ounce gold, $23.00 per ounce silver, $4.15 per pound copper and $15.00 per pound molybdenum.

    g. Copper World Complex project – $4.00 per pound copper, $12.00 per pound molybdenum, $23.00 per ounce silver and $1,700 per ounce gold.

h. Cozamin mine - NSR cut-off of $60.54 per tonne for long-hole and $65.55 per tonne for cut and fill for MNV and MNFWZ, and $82.78 per tonne for both mining methods at MNV West, assuming $3.55 per pound copper for MNV and MNFWZ and $3.75 per pound for MNV West, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

i. Curraghinalt project - 3.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

j. DeLamar project – Variable cut-offs based on variable processing costs of $3.26-$5.30 per tonne and metallurgical recoveries of 45%-95% for gold and 15%-92% for silver, all assuming $2,000 per ounce gold and $25.00 per ounce silver.

k. El Domo project - NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21.00 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.

l. Fenix project – 0.235 grams per tonne gold cut-off assuming $1.650 per ounce gold.

m. Goose mine – 1.65 grams per tonne gold cut-off for open pit and 4.64 grams per tonne for underground, assuming $1,750 per ounce gold.

n. Hemlo mine – NSR cut-off of $110.8 per tonne or $120.0 per tonne cut-off depending on underground mining method, and $34.13 per tonne for open pit material assuming $1,700 per ounce gold.

o. Koné project – gold grade cut-offs ranging from 0.19 to 0.49 grams per tonne assuming $1,550 per ounce gold.

p. Kudz Ze Kayah project - NSR cut-off of Cdn$29.30 per tonne for open pit and Cdn$173.23 per tonne for underground assuming $1,700 per ounce gold, $22.60 per ounce silver, $3.80 per pound copper, $0.95 per pound lead and $1.20 per pound zinc.

q. Kurmuk project - gold grade cut-offs ranging from 0.30 to 0.45 grams per tonne assuming $1,500 per ounce gold.

r. Kutcho project – NSR cut-offs of Cdn $38.40 per tonne for oxide ore and Cdn $55.00 per tonne for sulfide for the open pit and Cdn $129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

s. Los Filos mine – Variable break-even cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 - $96.60 per tonne for the underground mines, assuming $1,450 per ounce gold and $18.00 per ounce silver.

t. Marathon project - NSR cut-off of Cdn $16.00 per tonne assuming $1,525 per ounce palladium, $950 per ounce platinum, $4.00 per pound copper, $2,000 per ounce gold and $24.00 per ounce silver.

u. Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.

v. Mineral Park mine - NSR cut-off of $8.50 per tonne assuming $4.50 per pound copper, $20.00 per pound molybdenum and $37.00 per ounce silver.

w. Mt Todd project – 0.50 grams per tonne gold cut-off for the Batman deposit and zero cut-off for the Heap Leach, assuming $1,800 per ounce gold.

x. Neves-Corvo mine – NSR cut-offs ranging from EUR 49 to 89 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $4.04 per pound copper, $0.91 per pound lead and $1.27 per pound zinc.

y. Peñasquito mine - $1,700 per ounce gold, $25.00 per ounce silver, $0.90 per pound lead and $1.20 per pound zinc.

z. Platreef project - declining NSR cut-offs of between $155 and $80 per tonne assuming $1,600 per ounce platinum, $815 per ounce palladium, $1,300 per ounce gold, $1,500 per ounce rhodium, $8.90 per pound nickel and $3.00 per pound copper.

aa. Salobo mine – 0.248% copper equivalent cut-off assuming $1,925 per ounce gold and $4.15 per pound copper.

bb. San Dimas mine – $2,200 per ounce gold and $26.00 per ounce silver.

cc. Santo Domingo project – NSR cut-off of $9.77 per tonne assuming $3.75 per pound copper, $1,400 per ounce gold and $69 to $115 per tonne iron.

dd. Spring Valley project – 0.10 grams per tonne gold cut-off assuming $1,800 per ounce gold.

ee. Stillwater mines - combined platinum and palladium cut-off of 10.1 grams per tonne for Stillwater and 8.0 grams per tonne for East Boulder assuming $1,172 per ounce 2E PGM prices.

ff. Sudbury mines - $1,300 to 1,450 per ounce gold, $6.07 to $8.53 per pound nickel, $2.77 to $3.40 per pound copper, $1,155 to $1,225 per ounce platinum, $925 to $1,400 per ounce palladium and $20.41 to $22.68 per pound cobalt.

gg. Voisey's Bay mines – NSR cut-offs of Cdn $28.35 per tonne for Discovery Hill Open Pit, Cdn$220 to $230 per tonne for Reid Brook and Cdn$220 per tonne for Eastern Deeps all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

hh. Zinkgruvan mine – NSR cut-offs ranging from SEK 1,050 to 1,300 per tonne depending on area and mining method for both the zinc and copper Mineral Reserves assuming $3.85 per pound copper and $0.90 per pound lead and $1.20 per pound zinc and $4.83 per ounce silver.

9. Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
   a. Aljustrel mine – 2.5% zinc cut-off for Feitais, Moinho and St João mines and the Estação project.

   b. Antamina mine - $6,000 per hour of mill operation cut-off for the open pit and $58.70 per tonne NSR cut-off for the undergound, both assuming $3.75 per pound copper, $1.33 per pound zinc, $21.00 per pound molybdenum and $31.38 per ounce silver.

   c. Black Pine – 0.1 grams per tonne gold cut-off assuming $2,000 per ounce gold.

   d. Blackwater mine – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.

   e. Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.

   f. Cangrejos project - 0.25 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold, $3.50 per pound copper, $11.00 per pound molybdenum and $21.00 per ounce silver.

   g. Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,900 per ounce gold, $23.00 per ounce silver, $4.15 per pound copper and $15.00 per pound molybdenum.

   h. Copper World Complex project – 0.1% copper cut-off and an oxidation ratio of lower than 50%, assuming $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver, and $1,650 per ounce gold.

   i. Cotabambas project – 0.15% copper equivalent cut-off assuming $1,850 per ounce gold, $23.00 per ounce silver, $4.25 per pound copper and $20.00 per pound molybdenum.

   j. Cozamin mine – NSR cut-off of $59.00 per tonne assuming $3.75 per pound copper, $22.00 per ounce silver, $1.00 per pound lead and $1.35 per pound zinc.

   k. Curraghinalt project – 5.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

   l. DeLamar project – 0.17 grams per tonne gold equivalent cut-off for oxide leach and mixed leach and 0.1 grams per tonne gold equivalent cut-off for stockpile, all assuming $2,650 per ounce gold and $30.00 per ounce silver

m. El Domo project - NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24.00 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

n. Fenix project – 0.15 grams per tonne gold cut-off assuming $1,800 per ounce gold.

o. Goose mine - 0.9 grams per tonne gold cut-off for open pit and 2.2 grams per tonne for underground, assuming $2,100 per ounce gold.

p. Hemlo mine – 2.38 grams per tonne gold cut-off on average for underground and 0.21 grams per tonne gold cut-off for open pit.

q. Koné project - 0.2 grams per tonne gold cut-off for the Koné deposit, 0.5 grams per tonne for the Gbongogo, Gbongogo South, Koban North, Sena, Diouma North and Lokolo Main deposits and 0.6 grams per tonne for the Yere North and ANV deposits, all assuming a gold price of $2,000 per ounce.

r. Kudz Ze Kayah project – NSR cut-off of $40 per tonne for "shallow" and $150 per tonne for "deep" mineralization at the ABM deposit, assuming $1,700 per ounce gold, $22.60 per ounce silver, $3.80 per pound copper, $0.95 per pound lead and $1.20 per pound zinc.

s. Kurmuk project - gold grade cut-off of 0.5 grams per tonne assuming a gold price of $1,800 per ounce.

t. Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

u. Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

v. Marathon project – NSR cut-off of Cdn $13.60 per tonne for the Marathon project assuming $1,550 per ounce palladium, $1,100 per ounce platinum, $4.25 per pound copper, $2,300 per ounce gold and $27.00 per ounce silver. NSR cut-off of Cdn $13.00 per tonne for the Sally and Geordie projects assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

w. Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.

x. Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.

y. Mineral Park project – NSR cut-off of $8.00 per tonne assuming $4.50 per pound copper, $20.00 per pound molybdenum and $37.00 per ounce silver.

z. Mt Todd project – 0.4 grams per tonne gold cut-off for the Batman and Quigleys deposits and zero cut-off for Heap Leach, assuming $1,950 per ounce gold.

aa. Neves-Corvo mine – 15% lower than the Mineral Reserve cut-off value for each mine zone and mining method.

bb. El Alto project – $1,700 per ounce gold, $21.00 per ounce silver and $3.75 per pound copper.

cc. Peñasquito mine - $2,000 per ounce gold, $28.00 per ounce silver, $1.00 per pound lead and $1.30 per pound zinc.

dd. Platreef project - 2.0 grams per tonne 3PE + Au (platinum, palladium, rhodium and gold) cut-off assuming $1,200 per ounce platinum, $1,130 per ounce palladium, $2,170 per ounce gold, $5,000 per ounce rhodium, $8.50 per pound nickel and $4.25 per pound copper.

ee. Salobo mine – 0.248% copper equivalent cut-off assuming $2,300 per ounce gold and $4.54 per pound copper.

ff. San Dimas mine – NSR cut-off of $174 per tonne assuming $2,400 per ounce gold and $28.00 per ounce silver.

gg. Santo Domingo project – NSR cut-off of $9.85 per tonne assuming $4.10 per pound copper, $1,600 per ounce gold and $95 to $140 per tonne iron.

hh. Spring Valley – 0.10 grams per tonne gold cut-off assuming $2,200 per ounce gold.

ii. Stillwater mines – combined platinum and palladium cut-off of 8.8 grams per tonne for Stillwater and 6.5 grams per tonne for East Boulder assuming $1,350 per ounce 2E PGM prices.

jj. Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.

kk. Sudbury mines - $1,000 to $1,950 per ounce gold, $6.07 to $9.44 per pound nickel, $2.77 to $4.31 per pound copper, $1,124 to $1,350 per ounce platinum, $925 to $1,450 per ounce palladium and $20.41 to $25.54 per pound cobalt.

ll. Toroparu project – 0.45 grams per tonne gold cut-off for open pit and 1.5 grams per tonne gold for underground assuming $1,950 per ounce gold.

mm. Voisey's Bay mines – NSR cut-off of Cdn $28.35 per tonne for Discovery Hill Open Pit and Cdn$230 to $250 per tonne for Reid Brook, Cdn$145 to $220 per tonne for Eastern Deeps Underground, and Cdn$210 to $250 per tonne for Discovery Hill Underground, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

nn. Zinkgruvan mine – NSR cut-offs ranging from SEK 750 to 1,100 per tonne depending on area and mining method for the zinc Mineral Resources assuming $3.85 per pound copper and $0.90 per pound lead and $1.20 per pound zinc and $4.83 per ounce silver.

10. The scientific and technical information in these tables regarding the Antamina, Peñasquito and Salobo mines was sourced by the Company from the following filed documents:

a. Antamina – Teck Resources Annual Information Form filed on SEDAR on February 18, 2026.

b. Peñasquito – Newmont's December 31, 2025 Resources and Reserves press release dated February 19, 2026 and

c. Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.

The Company QP's have approved this partner disclosed scientific and technical information in respect of the Company's Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.

11. The Company's attributable Mineral Resources and Mineral Reserves have been constrained to the production expected for the various contracts.

12. The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if the feasibility study is not delivered within a required time frame.

13. The Stillwater PMPA provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources are calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a. Stillwater mine: Pd = (Pt + Pd) / (1/3.46 + 1) and Au = (Pd + Pt) x 0.0238

b. East Boulder mine: Pd = (Pt + Pd) / (1/3.66 + 1) and Au = (Pd + Pt) x 0.0323

14. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.

15. The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310,000 ounces are delivered and 5.25% of gold production thereafter, as well as 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16. Under the Company's Toroparu Early Deposit Agreement, the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17. The Company's Metates Royalty entitles the Company to a 0.5% net smelter return royalty.

18. The Glencore Antamina PMPA provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19. The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

20. The new Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

21. The Copper World Complex Mineral Resources and Mineral Reserves do not include the Leach material.

22. The Voisey's Bay PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23. Under the Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

24. Under the Brewery Creek Royalty, the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek project, above which the NSR will increase to 2.75%. Victoria Gold has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn $2.0 million. Attributable resources have been calculated on the 2.0% / 2.75% basis.

25. The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

26. The Fenix PMPA provides that Rio2 will deliver gold equal to 22% of the gold production until 130,625 ounces are delivered, then 6% of the gold production until 185,000 ounces are delivered, then 4% of the gold production until 235,000 ounces are delivered and 3.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on this 22% / 6% / 4% / 3.5% basis.

27. The Blackwater Silver and Blackwater Gold PMPAs provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 464,000 ounces are delivered and 4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

28. The Marathon PMPA provides that Gen Mining will deliver 100% of the gold production until 150,000 ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120,000 ounces are delivered and 15% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

29. The El Domo PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150,000 ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

30. In connection with Sabina's exercise of its option to repurchase 33% of the Goose gold stream on a change in control, the gold delivery obligations under the Goose PMPA with Sabina, a subsidiary of B2Gold, were reduced so that Sabina will deliver gold equal to 2.78% of the gold production until 87,100 ounces are delivered, then 1.44% until 134,000 ounces are delivered and 1.0% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 2.78% / 1.44% / 1.0% basis.

31. The Cangrejos PMPA provides that Lumina will deliver gold equal to 4.40% of the gold production until 0.47 million ounces are delivered and 2.93% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 4.40% / 2.93% basis. On September 16, 2025, in connection with its acquisition of Lumina, CMOC exercised its 33% buy-back option under the Cangrejos PMPA, bringing the stream percentages and thresholds to the stated values.

32. The Black Pine Royalty provides that the Company will be entitled to a 0.5% net smelter return. Attributable resources have been calculated on the 0.5% basis.

33. The Curraghinalt PMPA provides that Dalradian will deliver gold equal to 3.05% of the payable gold production until 125,000 ounces of gold are delivered and 1.5% thereafter for the life of the mine. Attributable gold reserves and resources have been calculated on the 3.05% / 1.5% basis.

34. The Kudz Ze Kayah PMPA provides that BMC will deliver gold and silver equal to 7.375% of the metal contained in concentrates until 24,338 ounces of gold and 3,193,375 ounces of silver are delivered, then 6.125% until 28,000 ounces of gold and 3,680,803 ounces of silver are delivered, then 5.5% until 42,861 ounces of gold and 5,624,613 ounces of silver are delivered and 6.75% thereafter for the life of the mine. Attributable gold and silver reserves and resources have been calculated on the 7.375% / 6.125% / 5.5% / 6.75% basis.

35. The Platreef Gold PMPA provides that Ivanhoe will deliver gold equal to 62.5% of the payable gold production until 218,750 ounces of gold are delivered and 50% until 428,300 ounces of gold are delivered, then 3.125% thereafter for a tail period which will terminate on certain conditions being met. The Platreef Palladium and Platinum PMPA provides that Ivanhoe will deliver 5.25% of the platinum and palladium until 350,000 ounces are delivered and 3.0% until 485,115 ounces are delivered, then 0.1% for a tail period which will terminate on certain conditions being met. Attributable gold reserves and resources have been calculated on the 62.5% / 50% / 3.125% basis and attributable platinum and palladium on the 5.25% / 3.0% / 0.1% basis.

36. The Mt Todd Royalty provides that the Company will be entitled to 1.0% of gross revenue until 3.47 million ounces of gold are delivered to an offtaker, then 0.667% of gross revenue for the life of the mine. Attributable gold reserves and resources have been calculated on the 1.0% / 0.667% basis.

37. The DeLamar Royalty provides that the Company will be entitled to a 1.5% net smelter return on Oxide and Mixed material. Attributable resources and reserves have been calculated on the 1.5% basis.

38. The Koné PMPA provides that Montage will deliver gold equal to 19.5% of the payable gold production until 400,000 ounces of gold are delivered, then 10.8% until 530,000 ounces are delivered and 5.4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 19.5% / 10.8% / 5.4% basis.

39. The Kurmuk PMPA provides that Allied will deliver gold equal to 6.7% of the payable gold production until 220,000 ounces of gold are delivered, then 4.8% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 6.7% / 4.8% basis.

40. The Los Filos PMPA has a 25-year term and is expected to terminate on October 15, 2029. Attributable reserves have been limited to this term and include only heap leach material as detailed in Equinox's October 2022 technical report for the Los Filos mine.

41. The Hemlo PMPA provides that Hemlo Mining Corp. will deliver gold equal to 10.13% of the payable gold production until 135,750 ounces of gold are delivered, then 6.75% until an additional 117,998 ounces of gold are delivered, and 4.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 10.13% / 6.75% / 4.5% basis.

42. The Spring Valley PMPA provides that Waterton will deliver gold equal to 8% of the payable gold production until 300,000 ounces of gold are delivered, then 6% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 8% / 6% basis.

43. The BHP Antamina PMPA provides that BHP will deliver silver equal to 33.75% of the silver production until 100 million ounces are delivered and 22.5% of silver production thereafter. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

44. Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose mine, Blackwater mine, Black Pine project, Curraghinalt project, Mt Todd project, DeLamar project, Koné project, Kurmuk project, Hemlo Mine, and Spring Valley project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines and Platreef project, and therefore, the economic cut-off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosures associated with this information.

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

- payment by the Company of $4.3 billion to BHP and the satisfaction of each party's obligations in accordance with the BHP Antamina PMPA;
- the receipt by the Company of silver production in respect of the Antamina mine under the BHP Antamina PMPA;
- the ability of the Company to drawdown sufficient funds under both its existing Revolving Facility and the new Term Loan and the satisfaction of each party's obligations under the existing Revolving Facility and the new Term Loan;
- the ability of the Company to repay the existing Revolving Facility and new Term Loan;
- the future price of commodities;
- the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
- the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
- the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations;
- the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;
- the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton;
- future payments by the Company in accordance with PMPAs, including any acceleration of payments;
- the costs of future production;
- the estimation of produced but not yet delivered ounces;
- continued listing of the Common Shares on the LSE, NYSE and TSX;
- any statements as to future dividends;
- the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
- projected increases to Wheaton's production and cash flow profile;
- projected changes to Wheaton's production mix;
- the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
- the ability to sell precious metals and cobalt production;
- confidence in the Company's business structure;
- the Company's assessment of taxes payable, and the Company's ability to pay its taxes;
- possible CRA domestic or international audits;
- the Company's assessment of the impact of any tax reassessments;
- the Company's climate change and environmental commitments; and
- assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

- risks relating to the satisfaction of each party's obligations in accordance with the terms of the BHP Antamina PMPA;
- risks relating to the Company's ability to meet the conditions of, and the satisfaction of each party's obligations under, the existing Revolving Facility and the new Term Loan;
- risks relating to the generation of sufficient cash flow to repay the existing Revolving Facility and the new Term Loan;
- risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all);

- risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansions and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);
- absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
- risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
- risks related to the satisfaction of each party's obligations in accordance with the terms of the Company's PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;
- risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
- Wheaton's interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect, or the tax impact to the Company's business operations being materially different than currently contemplated, or the ability to pay such taxes as and when due;
- any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings;
- risks in assessing the impact of the CRA Settlement;
- risks related to any changes to the Income Tax Act (Canada) that may result in a material change to the amount of future taxes payable;
- counterparty credit and liquidity risks;
- mine operator and counterparty concentration risks;
- indebtedness and guarantees risks;
- hedging risk;
- competition in the streaming industry risk;
- risks relating to security over underlying assets;
- risks relating to third-party PMPAs;
- risks relating to revenue from royalty interests;
- risks related to Wheaton's acquisition strategy;
- risks relating to third-party rights under PMPAs;
- risks relating to future financings and security issuances;
- risks relating to unknown defects and impairments;
- risks related to governmental regulations;
- risks related to international operations of Wheaton and the Mining Operations;
- risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
- risks related to environmental regulations;
- the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
- the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
- lack of suitable supplies, infrastructure and employees to support the Mining Operations;
- risks related to underinsured Mining Operations;
- inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);
- uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
- the ability of Wheaton and the Mining Operations to obtain adequate financing;
- the ability of the Mining Operations to complete permitting, construction, development and expansion;
- challenges related to global financial conditions;
- risks associated with sustainability-related matters;
- risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
- risks related to claims and legal proceedings against Wheaton or the Mining Operations;
- risks related to the market price of the Common Shares of Wheaton;

- the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
- risks related to interest rates;
- risks related to the declaration, timing and payment of dividends;
- risks related to access to confidential information regarding Mining Operations;
- risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
- risks associated with a possible suspension of trading of Common Shares;
- equity price risks related to Wheaton's holding of long-term investments in other companies;
- risks relating to activist shareholders;
- risks relating to reputational damage;
- risks relating to expression of views by industry analysts;
- risks related to the impacts of climate change and the transition to a low-carbon economy;
- risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
- risks related to ensuring the security and safety of information systems, including cyber security risks;
- risks relating to artificial intelligence;
- risks relating to compliance with anti-corruption and anti-bribery laws;
- risks relating to corporate governance and public disclosure compliance;
- risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
- risks related to the adequacy of internal control over financial reporting; and
- other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca, and in Wheaton's Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

- that the payment of $4.3 billion to BHP will be made and that each party's obligations in accordance with the terms of the BHP Antamina PMPA will be satisfied;
- that the Company will be able to drawdown sufficient funds under both its existing Revolving Facility and the new Term Loan and that each party's obligations under the existing Revolving Facility and the new Term Loan will be satisfied;
- that the Company will be able to repay the existing Revolving Facility and new Term Loan;
- that there will be no material adverse change in the market price of commodities;
- that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
- that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
- that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
- that the production estimates from Mining Operations are accurate;
- that each party will satisfy their obligations in accordance with the PMPAs;
- that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
- that Wheaton will be able to source and obtain accretive PMPAs;
- that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
- that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
- that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
- that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
- that Wheaton has filed its tax returns and paid applicable taxes in compliance with applicable tax laws;
- that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;
- that the trading of the Company's Common Shares will not be suspended;
- the estimate of the recoverable amount for any PMPA with an indicator of impairment;
- that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
- such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Annual Information Form for the year ended December 31, 2024 and other continuous disclosure documents filed by Wheaton since January 1, 2025, available on SEDAR+ at www.sedarplus.ca. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies. Accordingly, information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

Part 2:
Financial Statements



Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wheaton Precious Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wheaton Precious Metals Corp. and subsidiaries (the "Company") as at December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment - Assessment of Whether Indicators of Impairment or Impairment Reversal Exist within the Mineral Stream Interests - Refer to Note 4.3 to the financial statements

Critical Audit Matter Description

The Company considers each precious metals purchase agreement ("PMPA") to be a separate cash generating unit ("CGU"). The Company's determination of whether or not an indicator of impairment or impairment reversal exists at the CGU level requires significant management judgment. Changes in metal price forecasts, discount rates, reductions or increases in the amount of future recoverable ounces of metals attributable to the Company and/or adverse or favorable operational, political or regulatory developments impacting the mining properties in respect of which the Company has PMPAs can result in a write-down or write-up of the carrying amounts of the Company's mineral stream interests.

While there are several factors that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest degree of subjectivity are evaluating the impact of (1) changes to future metal prices for gold, silver, palladium and cobalt, and (2) changes in the amount of future recoverable ounces of metals attributable to the Company. Auditing these estimates and factors required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to evaluate the impact of changes to (1) future metal prices for gold, silver, palladium and cobalt and (2) changes in the amount of future recoverable ounces of metals attributable to the Company in the assessment of indicators of impairment or impairment reversal included the following, among others:

- Evaluated the effectiveness of the Company's controls over management's assessment of indicators of impairment or impairment reversal.

- Evaluated management's ability to accurately forecast future recoverable ounces of metals attributable to the Company by:

    - Assessing the methodology used in management's determination of the future recoverable ounces of attributable metals;

    - Completing retrospective analysis comparing the Company's historical forecasts to actual results;

    - Assessing management's expected future recoverable ounces of attributable metals by considering the reserve and resource estimates prepared by the third-party mining property operators; and

    - Considering the professional qualifications and objectivity of management's specialists.

- With the assistance of fair value specialists, evaluated the significance of movements in future metal prices for gold, silver, palladium and cobalt by comparing historical forecasts to current third-party forecasts.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 12, 2026

We have served as the Company's auditor since 2004.

Management's Report on Internal Control Over Financial Reporting

Management of Wheaton Precious Metals Corp. ("Wheaton") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). It includes those policies and procedures that:

    i.   pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Wheaton's assets;

    ii.   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and Wheaton receipts and expenditures are made only in accordance with authorizations of management and Wheaton's directors; and

    iii.   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Wheaton's assets that could have a material effect on Wheaton's financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Wheaton's internal control over financial reporting as of December 31, 2025, based on the criteria set forth in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2025, Wheaton's internal control over financial reporting was effective.

The effectiveness of Wheaton's internal control over financial reporting, as of December 31, 2025, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements as of and for the year ended December 31, 2025, as stated in their report.

/s/ Randy Smallwood   */s/ Vincent Lau*

Randy Smallwood   Vincent Lau

Chief Executive Officer   Senior Vice President & Chief Financial Officer

March 12, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wheaton Precious Metals Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wheaton Precious Metals Corp. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2025, of the Company and our report dated March 12, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 12, 2026

Consolidated Statements of Earnings

(US dollars and shares in thousands, except per share amounts)	Note	2025	2024
Sales	6	$ 2,314,600	$ 1,284,639
Cost of sales			
Cost of sales, excluding depletion		$ 339,063	$ 235,108
Depletion		303,889	246,944
Total cost of sales		$ 642,952	$ 482,052
Gross margin		$ 1,671,648	$ 802,587
General and administrative	7	46,767	40,668
Share based compensation	8	32,504	23,268
Donations and community investments	9	10,736	8,958
Impairment of mineral stream interests	13	-	108,861
Earnings from operations		$ 1,581,641	$ 620,832
Gain on disposal of mineral stream interests	12	85,724	-
Other income (expense)	10	36,463	29,061
Earnings before finance costs and income taxes		$ 1,703,828	$ 649,893
Finance costs	17.3	5,760	5,549
Earnings before income taxes		$ 1,698,068	$ 644,344
Income tax expense	23	226,348	115,204
Net earnings		$ 1,471,720	$ 529,140
Basic earnings per share		$ 3.242	$ 1.167
Diluted earnings per share		$ 3.237	$ 1.165
Weighted average number of shares outstanding			
Basic	21	453,893	453,460
Diluted	21	454,685	454,119

Years Ended December 31

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

		Years Ended December 31	
(US dollars in thousands)	Note	2025	2024
Net earnings		$ 1,471,720	$ 529,140
Other comprehensive income			
Items that will not be reclassified to net earnings			
Gain on LTIs[1]	16	$ 262,727	$ 4,649
Income tax (expense) recovery related to LTIs	23	(22,403)	(852)
Total other comprehensive income		$ 240,324	$ 3,797
Total comprehensive income		$ 1,712,044	$ 532,937

1) LTIs = long-term equity investments – common shares held.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(US dollars in thousands)	Note	As at December 31 2025	As at December 31 2024
Assets			
Current assets			
Cash and cash equivalents	22	$ 1,153,593	$ 818,166
Accounts receivable	11	46,723	6,217
Other	24	3,853	3,697
Total current assets		$ 1,204,169	$ 828,080
Non-current assets			
Mineral stream interests	12	$ 7,397,149	$ 6,379,580
Early deposit mineral stream interests	14	47,094	47,094
Mineral royalty interests	15	40,421	40,421
Long-term equity investments	16	410,495	98,975
Property, plant and equipment		9,926	8,691
Other	25	16,527	21,616
Total non-current assets		$ 7,921,612	$ 6,596,377
Total assets		$ 9,125,781	$ 7,424,457
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities		$ 22,557	$ 13,553
Income taxes payable		109,951	2,127
Current portion of performance share units	20.1	21,604	13,562
Current portion of lease liabilities	17.2	575	262
Total current liabilities		$ 154,687	$ 29,504
Non-current liabilities			
Performance share units	20.1	$ 13,215	$ 11,522
Lease liabilities	17.2	7,330	4,909
Income taxes payable - non-current	23	252,271	113,505
Deferred income taxes	23	1,794	349
Pension liability		5,976	5,289
Total non-current liabilities		$ 280,586	$ 135,574
Total liabilities		$ 435,273	$ 165,078
Shareholders' equity			
Issued capital	18	$ 3,814,910	$ 3,798,108
Reserves	19	176,911	(63,503)
Retained earnings		4,698,687	3,524,774
Total shareholders' equity		$ 8,690,508	$ 7,259,379
Total liabilities and shareholders' equity		$ 9,125,781	$ 7,424,457

/s/ Randy Smallwood	/s/ Marilyn Schonberner
Randy Smallwood	**Marilyn Schonberner**
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(US dollars in thousands)	Note	Years Ended December 31 2025	Years Ended December 31 2024
Operating activities			
Net earnings		$ 1,471,720	$ 529,140
Adjustments for			
Depreciation and depletion		305,167	248,303
Gain on disposal of mineral stream interest	12	(85,724)	-
Impairment of mineral stream interests	13	-	108,861
Equity settled share based compensation	8	6,475	6,703
Performance share units - expense	20.1	26,029	16,565
Performance share units - paid	20.1	(17,209)	(11,129)
Income tax expense	23	226,348	115,204
Investment income recognized in net earnings		(37,780)	(27,014)
Other		8,931	4,515
Change in non-cash working capital	22	(30,410)	4,426
Cash generated from operations before income taxes and interest		$ 1,873,547	$ 995,574
Income taxes refunded (paid)		(3,645)	8,516
Interest paid		(429)	(287)
Interest received		35,508	23,778
Cash generated from operating activities		$ 1,904,981	$ 1,027,581
Financing activities			
Credit facility extension fees	17.1	$ (955)	$ (937)
Share purchase options exercised	19.1	7,271	13,192
Lease payments		(505)	(594)
Dividends paid	18.2	(296,367)	(279,050)
Cash used for financing activities		$ (290,556)	$ (267,389)
Investing activities			
Mineral stream interests	12	$ (1,341,369)	$ (628,234)
Repayment of mineral stream interests deposit	12	-	13,250
Mineral royalty interests	15	-	(26,981)
Net proceeds on disposal of mineral stream interests		101,730	-
Acquisition of long-term investments	16	(39,873)	(20,234)
Proceeds on disposal of long-term investments	16	-	177,088
Investment in subscription rights	25	-	(3,114)
Dividends received		1,051	2,188
Other		(682)	(2,266)
Cash used for investing activities		$ (1,279,143)	$ (488,303)
Effect of exchange rate changes on cash and cash equivalents		$ 145	$ (250)
Increase in cash and cash equivalents		$ 335,427	$ 271,639
Cash and cash equivalents, beginning of year		818,166	546,527
Cash and cash equivalents, end of year	22	$ 1,153,593	$ 818,166

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(US dollars in thousands)	Number of Shares (000's)	Issued Capital	Reserves: Share Purchase Options Reserve	Reserves: Restricted Share Units Reserve	Reserves: LTI [1] Revaluation Reserve (Net of Tax)	Reserves: Total Reserves	Retained Earnings	Total
At January 1, 2024	453,069	$ 3,777,323	$ 22,907	$ 8,006	$ (71,004)	$ (40,091)	$ 3,248,284	$ 6,985,516
Total comprehensive income		-	-	-	3,797	3,797	529,140	532,937
SBC [1] expense		-	2,837	3,866	-	6,703	-	6,703
Options [1] exercised	500	15,656	(2,383)	-	-	(2,383)	-	13,273
RSUs [1] released	69	3,013	-	(3,013)	-	(3,013)	-	-
Dividends (Note 18.2)	39	2,116	-	-	-	-	(281,166)	(279,050)
Realized gain on disposal of LTIs[1] (Note 19.3)		-	-	-	(28,516)	(28,516)	28,516	-
At December 31, 2024	453,677	$ 3,798,108	$ 23,361	$ 8,859	$ (95,723)	$ (63,503)	$ 3,524,774	$ 7,259,379
Total comprehensive income		-	-	-	240,324	240,324	1,471,720	1,712,044
Income tax recovery (expense)		-	-	-	-	-	1,788	1,788
SBC [1] expense		-	2,653	3,822	-	6,475	-	6,475
Options [1] exercised	178	8,822	(1,633)	-	-	(1,633)	-	7,189
RSUs [1] released	142	4,752	-	(4,752)	-	(4,752)	-	-
Dividends (Note 18.2)	37	3,228	-	-	-	-	(299,595)	(296,367)
At December 31, 2025	454,034	$ 3,814,910	$ 24,381	$ 7,929	$ 144,601	$ 176,911	$ 4,698,687	$ 8,690,508

1) Definitions as follows: "SBC" = Equity Settled Stock Based Compensation; "Options" = Share Purchase Options; "RSUs" = Restricted Share Units; "LTIs" = Long-Term Investments - Common Shares Held.

The accompanying notes form an integral part of these consolidated financial statements.

1.   Description of Business and Nature of Operations

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. ("Wheaton" or the "Company"), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange ("TSX"), the New York Stock Exchange ("NYSE") and the London Stock Exchange ("LSE") under the symbol WPM.

As of December 31, 2025, the Company has entered into 42 long-term agreements[1] (34 of which are precious metal purchase agreements, or "PMPAs", three of which are early deposit PMPAs, and five of which are royalty agreements), with 34 different mining companies, related to precious metals and cobalt relating to 23 mining assets which are currently operating, 23 of which are at various stages of development and 2 which have been placed into care and maintenance or have been closed, located in 18 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price.

The consolidated financial statements of the Company for the year ended December 31, 2025 were authorized for issue as of March 12, 2026 in accordance with a resolution of the Board of Directors.

2.   Basis of Presentation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") on a historical cost basis, except for financial assets which are not held for the purpose of collecting contractual cash flows on specified dates and derivative assets and derivative liabilities which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States ("US") dollars, which is the Company's functional currency, and all values are expressed in thousands unless otherwise noted. References to "Cdn$" refer to Canadian dollars.

3.   Material Accounting Policy Information

3.1. New Accounting Standards Effective in 2025

Amendment to IAS 21 - Lack of Exchangeability
Effective January 1, 2025, the Company adopted the Amendment to IAS 21 - Lack of Exchangeability. The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not, as well as associated disclosure requirements when it is concluded a currency is not exchangeable. The adoption of this amendment had no impact on the consolidated financial statements.

3.2. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Wheaton Precious Metals International Ltd., Silver Wheaton Luxembourg S.a.r.l. and Wheaton Precious Metals (Cayman) Co.

Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest. Control is defined as an investor's power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor's returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

3.3. Revenue Recognition

Revenue relating to the sale of precious metals is recognized when control of the precious metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the

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[1] Minto has been removed from the mine count due to Minto Metals Corp. being placed in receivership.

customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer. The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of the precious metal.

Under certain PMPAs, precious metal is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metals in concentrate form, final precious metal prices are set on a specified future quotational period (the "Quotational Period") pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metals. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted precious metal prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.

Revenue from the cobalt sale is recognized at the time of the delivery, which is also the date that control of the cobalt is transferred to the offtaker.

3.4.   Financial Instruments
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

3.5.   Financial Assets
Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.

Financial Assets at Fair Value Through Other Comprehensive Income ("FVTOCI")
The Company's long-term investments in common shares held are for long-term strategic purposes and not for trading. Upon the adoption of IFRS 9, Financial Instruments ("IFRS 9"), the Company made an irrevocable election to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value in net earnings.

Long-term investments in common shares held are initially measured at fair value. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income ("OCI") and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other Income (Expense).

Financial Assets at Fair Value Through Net Earnings ("FVTNE")
Cash and cash equivalents are stated at FVTNE.

Warrants held by the Company for long-term investment purposes are classified as FVTNE. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized as a component of net earnings under the classification Other Income (Expense).

As discussed in Note 3.3, the Company's provisionally priced sales contain an embedded derivative that is reflected at fair value at the end of each reporting period. Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.

Financial Assets at Amortized Cost
The previously outstanding non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the previously outstanding non-revolving term loan and other receivables are reported net of allowances for uncollectable amounts.

Foreign Exchange Gains and Losses
The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

- For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings;

- For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI; and

- For financial assets that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings.

Derecognition of Financial Assets
The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

3.6.   Financial Liabilities and Equity Instruments
Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.

Equity Instruments
An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).

Bank Debt
Bank debt is initially measured at fair value, net of transaction costs, and is subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Foreign Exchange Gains and Losses
The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. Therefore,

- For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings; and

- For financial liabilities that are classified as FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.

Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when the Company's obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized as a component of net earnings.

3.7.   Mineral Stream Interests

Agreements for which settlement is called for in gold, silver, palladium or cobalt, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges, if any.

The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs. The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset. Certain contracts contain delay ounce provisions whereby should construction of the mine not be completed by an agreed to date, the mine operator must compensate the Company for the delay until certain conditions are satisfied by delivering additional ounces. The value of these ounces on the date first due, net of amounts owed to the mine operator, is treated as a reduction to the cost of the asset. Sale of the resulting ounces received is treated as revenue, with the associated cost of sales being equal to the fair value of the ounces on the date received.

Depletion

The cost of these mineral stream interests is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.

Asset Impairment

Management considers each PMPA to be a separate cash generating unit ("CGU"), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal ("FVLCD") and value in use ("VIU"). The FVLCD represents the amount that could be received from each PMPA in an arm's length transaction at the measurement date.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA's recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

3.8.   Debt Issue Costs

Debt issue costs on non-revolving facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability. Debt issue costs on revolving facilities are recorded as an asset under the classification Other long-term assets and are amortized over the life of the new or modified credit facility.

3.9.   Stock Based Payment Transactions

The Company recognizes a stock based compensation expense for all share purchase options and restricted share units ("RSUs") awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for performance share units ("PSUs") which are awarded to eligible employees and are settled in cash. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3.10. Income Taxes
Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets and liabilities are measured using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.

Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses and tax credits to the extent that it is probable that sufficient future taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available against which those deductible temporary differences and the carry forward of unused tax losses and tax credits can be utilized.

Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available to allow all or part of the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are not recognized for temporary differences arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction which does not affect either the accounting income or the taxable income. In addition, deferred income tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

3.11. Earnings Per Share
Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options with an exercise price that exceeds the average market price of the common shares for the period are exercised, and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

3.12. Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.13. Post-Employment Benefit Costs

The Company provides a Supplemental Employee Retirement Plan ("SERP") to all qualified employees. The SERP is an unregistered and unfunded defined contribution plan under which the Company makes a fixed notional contribution to an account maintained by the Company. Any benefits under the SERP have a vesting period of five years from the first date of employment. The notional contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees.

3.14. Future Changes to Accounting Policies

The International Accounting Standards Board has issued the following new or amended standards:

IFRS 18 - Presentation and Disclosure in Financial Statements.
In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements was issued. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. There were also minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

4.   Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company's consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

4.1.   Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $7.4 billion at December 31, 2025, inclusive of early deposit agreements. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator's exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company's percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company's mineral stream interests and depletion charges.

4.2. Depletion

As described in Note 3.7, the Company's mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3. Impairment of Assets

As more fully described in Note 3.7, the Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. In addition, the Company also monitors the estimated recoverable reserves and resources as well as operational developments and other matters at the mining properties in respect of which the Company has PMPAs for indications of impairment or impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

At December 31, 2024, indicators of impairment were identified relative to the Voisey's Bay PMPA, primarily as a result of significant and sustained decrease in the market price of cobalt over the year ended December 31, 2024 compared to historical price levels. Management estimated that the recoverable amount at December 31, 2024 of the Voisey's Bay PMPA was less than the carrying amount and accordingly recorded an impairment charge of $109 million. Refer to Note 13 for further information. No such indicators of impairment were identified in 2025.

4.4. Valuation of Stock Based Compensation

As more fully described in Note 3.9, the Company has various forms of stock based compensation, including share purchase options, restricted share units ("RSUs") and performance share units ("PSUs"). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 19.1, 19.2, and 20.1, respectively.

Critical Accounting Judgments

4.5. Contingencies

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 27. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's judgement of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

4.6. Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Luxembourg or any of the countries in which the Company's subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. Refer to Note 27 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

5. Financial Instruments

5.1. Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern and satisfy its outstanding funding commitments while maintaining a high degree of financial flexibility to consummate new streaming investments.

The capital structure of the Company consists of debt (Note 17) and equity attributable to common shareholders, comprising of issued capital (Note 18), accumulated reserves (Note 19) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the financial covenant under its sustainability-linked revolving credit facility requiring a capitalization ratio of <= 0.60:1 (Note 17).

The Company is in compliance with the debt covenant at December 31, 2025.

5.2. Categories of Financial Assets and Liabilities

Trade receivables from sales of cobalt and other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the other receivables are reported net of allowances for uncollectable amounts. The refundable deposit on the 777 PMPA, which requires a single principal payment at maturity, is carried at amortized cost, which approximates its fair value. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company's long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of Other Comprehensive Income ("OCI"). Financial liabilities are reported at amortized cost using the effective interest method, which approximate fair values due to the short terms to maturity. The following table summarizes the classification of the Company's financial assets and liabilities:

(in thousands)	Note	December 31 2025	December 31 2024
Financial assets			
Financial assets mandatorily measured at FVTNE [1]			
Cash and cash equivalents	22	$ 1,153,593	$ 818,166
Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 11	41,545	3,518
Long-term investments - warrants held		3,265	785
Investments in equity instruments designated at FVTOCI [1]			
Long-term investments - common shares held	16	407,230	98,190
Financial assets measured at amortized cost			
Trade receivables from sales of cobalt	11	3,472	1,199
Refundable deposit - 777 PMPA	25	10,163	9,413
Other		2,693	1,500
Total financial assets		$ 1,621,961	$ 932,771
Financial liabilities			
Financial liabilities at amortized cost			
Accounts payable and accrued liabilities		$ 22,557	$ 13,553
Total financial liabilities		$ 22,557	$ 13,553

1) FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income.

5.3. Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company monitors its financial assets and does not have a significant concentration of credit risk. The Company invests surplus cash in bank accounts and short-term money market instruments. Finally, counterparties used to sell precious metals are established organizations with minimum acceptable credit worthiness and the balance of trade receivables on these sales in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at December 31, 2025 is considered to be negligible.

The Company's maximum exposure to credit risk related to its financial assets is as follows:

(in thousands)	Note	December 31 2025	December 31 2024
Cash and cash equivalents	22	$ 1,153,593	$ 818,166
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	41,545	3,518
Trade receivables from sales of cobalt	11	3,472	1,199
Refundable Deposit - 777 PMPA	25	10,163	9,413
Other		2,693	1,500
Maximum exposure to credit risk related to financial assets		$ 1,211,466	$ 833,796

5.4. Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at December 31, 2025, the Company had cash and cash equivalents of $1.2 billion (December 31, 2024 - $818 million) and working capital of $1.0 billion (December 31, 2024 - $799 million).

The Company holds equity investments of several companies (Note 16) with a combined market value at December 31, 2025 of $410 million (December 31, 2024 - $99 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company's planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity. Please see Note 29 for more information.

The following table summarizes the timing associated with the Company's remaining contractual payments relating to its financial liabilities and performance share units liability. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows, where applicable.

As at December 31, 2025

(in thousands)	2026	2027 - 2028	2029 - 2030	After 2030	Total
Accounts payable and accrued liabilities	$ 22,557	$ -	$ -	$ -	$ 22,557
Performance share units [1]	21,604	13,215	-	-	34,819
Total	$ 44,161	$ 13,215	$ -	$ -	$ 57,376

1) See Note 20.1 for estimated value per PSU at maturity and anticipated performance factor at maturity.

5.5. Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company's Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

(in thousands)	December 31 2025	December 31 2024
Monetary assets		
Cash and cash equivalents	$ 2,473	$ 7,833
Accounts receivable	139	160
Long-term investments - common shares held	407,230	98,190
Long-term investments - warrants held	3,265	785
Other long-term assets	-	3,114
Total Canadian dollar denominated monetary assets	$ 413,107	$ 110,082
Monetary liabilities		
Accounts payable and accrued liabilities	$ 10,342	$ 9,291
Performance share units	28,791	20,989
Lease liability	5,082	5,170
Pension liability	5,976	5,289
Total Canadian dollar denominated monetary liabilities	$ 50,191	$ 40,739

The following tables detail the Company's sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in exchange rates.

(in thousands)	As at December 31, 2025 Change in Canadian Dollar 10% Increase	10% Decrease
Increase (decrease) in net earnings	$ (4,431)	$ 4,431
Increase (decrease) in other comprehensive income	40,723	(40,723)
Increase (decrease) in total comprehensive income	$ 36,292	$ (36,292)

(in thousands)	As at December 31, 2024 Change in Canadian Dollar 10% Increase	10% Decrease
Increase (decrease) in net earnings	$ (2,885)	$ 2,885
Increase (decrease) in other comprehensive income	9,819	(9,819)
Increase (decrease) in total comprehensive income	$ 6,934	$ (6,934)

5.6. Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2025 the weighted average interest rate earned on its cash deposits in interest bearing accounts was 4.1%, as compared to 5.0% during the year ended December 31, 2024.

During the years ended December 31, 2025 and 2024, a fluctuation in interest rates of 100 basis points (1 percent) would not have impacted the amount of interest expensed by the Company.

During the year ended December 31, 2025, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest earned by approximately $9 million as compared to $5 million during the year ended December 31, 2024.

5.7.   Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the years ended December 31, 2025 and 2024 would have increased/decreased by approximately $41 million and $10 million respectively, as a result of changes in the fair value of common shares held.

5.8.   Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements ("IFRS 13").

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(in thousands)	Note		December 31, 2025			
			Total	Level 1	Level 2	Level 3
Cash and cash equivalents	22	$	1,153,593	$ 1,153,593	$ -	$ -
Trade receivables from provisional concentrate sales, net of fair value adjustment	11		41,545	-	41,545	-
Long-term investments - common shares held	16		407,230	407,230	-	-
Long-term investments - warrants held	16		3,265	-	3,265	-
		$	1,605,633	$ 1,560,823	$ 44,810	$ -

(in thousands)	Note		December 31, 2024			
			Total	Level 1	Level 2	Level 3
Cash and cash equivalents	22	$	818,166	$ 818,166	$ -	$ -
Trade receivables from provisional concentrate sales, net of fair value adjustment	11		3,518	-	3,518	-
Long-term investments - common shares held	16		98,190	98,190	-	-
Long-term investments - warrants held	16		785	-	785	-
		$	920,659	$ 916,356	$ 4,303	$ -

When balances are outstanding, the Company's bank debt (Note 17.1) is reported at amortized cost using the effective interest method.

5.8.1. Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates
The Company's trade receivables from provisional concentrate sales are valued based on forward price of silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

Long-Term Investments in Warrants Held
The fair value of the Company's long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company's results.

6.   Revenue

| (in thousands) | | Years Ended December 31 | | | |
		2025		2024	
Sales					
Gold credit sales	$	1,436,218	62%	$ 796,051	62%
Silver					
Silver credit sales	$	668,942	29%	$ 381,487	30%
Concentrate sales		167,729	7%	76,343	6%
Total silver sales	$	836,671	36%	$ 457,830	36%
Palladium credit sales	$	10,536	1%	$ 16,999	1%
Cobalt sales	$	31,175	1%	$ 13,759	1%
Total sales revenue	$	2,314,600	100%	$ 1,284,639	100%

During the year ended December 31, 2025, sales to three financial institutions accounted for 37%, 26% and 10% of the Company's revenue as compared to sales to four financial institutions accounted for 34%, 17%, 14% and 14% of the Company's revenue during the comparable period of the previous year. The Company would not be materially affected should any of these financial institutions cease to buy precious metal credits from the Company as these sales would be redirected to alternate financial institutions.

7.   General and Administrative

| (in thousands) | | Years Ended December 31 | | |
		2025		2024
Salaries and benefits	$	25,988	$	21,795
Depreciation		1,277		1,359
Professional fees, audit and regulatory		8,246		6,718
Business travel		2,147		2,117
Business taxes		1,166		1,007
Insurance		1,884		1,878
Other		6,059		5,794
Total general and administrative	$	46,767	$	40,668

8. Share Based Compensation

(in thousands)	Note		Years Ended December 31		
			2025		2024
Equity settled share based compensation [1]					
Share purchase options	19.1	$	2,653	$	2,837
Restricted share units	19.2		3,822		3,866
Cash settled share based compensation					
Performance share units	20.1	$	26,029	$	16,565
Total share based compensation		$	32,504	$	23,268

1) Equity settled share based compensation is a non-cash expense.

9. Donations and Community Investments

(in thousands)		Years Ended December 31		
		2025		2024
Local donations and community investments [1]	$	3,694	$	2,934
Partner donations and community investments [2]		5,676		6,024
Environmental and innovation investments [3]		1,366		-
Total donations and community investments	$	10,736	$	8,958

1) The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton's offices are located.
2) The Partner Community Investment Program supports the communities influenced by Mining Partners' operations.
3) Includes the Company's funding of initiatives that seek to reduce environmental impacts and support innovation and efficiency in mining, including costs associated with the Future of Mining Challenge.

10. Other Income (Expense)

(in thousands)		Years Ended December 31		
		2025		2024
Interest income	$	36,729	$	24,826
Dividend income		1,051		2,188
Foreign exchange gain (loss)		(6,277)		2,095
Gain (loss) on fair value adjustment of share purchase warrants held		5,805		(8)
Other		(845)		(40)
Total other income (expense)	$	36,463	$	29,061

11. Accounts Receivable

(in thousands)	Note		December 31 2025		December 31 2024
Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$	41,545	$	3,518
Trade receivables from sales of cobalt	6		3,472		1,199
Other accounts receivable			1,706		1,500
Total accounts receivable		$	46,723	$	6,217

12. Mineral Stream Interests

(in thousands)	Cost Balance Jan 1, 2025	Additions	Disposal [2]	Balance Dec 31, 2025	Accumulated Depletion & Impairment [1] Balance Jan 1, 2025	Depletion	Balance Dec 31, 2025	Carrying Amount Dec 31, 2025
Gold interests								
Salobo	$ 3,429,911	$ 144,000	$ -	$ 3,573,911	$ (834,426)	$ (118,775)	$ (953,201)	$ 2,620,710
Sudbury [3]	623,864	-	-	623,864	(382,313)	(23,057)	(405,370)	218,494
Constancia	140,058	-	-	140,058	(75,732)	(12,042)	(87,774)	52,284
San Dimas	220,429	-	-	220,429	(83,948)	(11,263)	(95,211)	125,218
Stillwater [4]	239,352	-	-	239,352	(31,892)	(3,258)	(35,150)	204,202
Blackwater	340,231	-	-	340,231	-	(9,183)	(9,183)	331,048
Platreef	275,702	-	-	275,702	-	-	-	275,702
Other [5]	419,174	1,110,110	(16,006)	1,513,278	(53,791)	(2,355)	(56,146)	1,457,132
	$ 5,688,721	$ 1,254,110	$ (16,006)	$ 6,926,825	$ (1,462,102)	$ (179,933)	$ (1,642,035)	$ 5,284,790
Silver interests								
Peñasquito	$ 524,626	$ -	$ -	524,626	$ (280,161)	$ (37,599)	$ (317,760)	$ 206,866
Antamina	900,343	-	-	900,343	(409,572)	(31,688)	(441,260)	459,083
Constancia	302,948	-	-	302,948	(137,570)	(13,975)	(151,545)	151,403
Blackwater	140,908	30,039	-	170,947	-	(3,445)	(3,445)	167,502
Other [6]	1,115,154	53,315	-	1,168,469	(593,432)	(18,150)	(611,582)	556,887
	$ 2,983,979	$ 83,354	$ -	$ 3,067,333	$ (1,420,735)	$ (104,857)	$ (1,525,592)	$ 1,541,741
Palladium interests								
Stillwater [4]	$ 263,721	$ -	$ -	$ 263,721	$ (50,542)	$ (4,287)	$ (54,829)	$ 208,892
Platreef	78,814	-	-	78,814	-	-	-	78,814
	$ 342,535	$ -	$ -	$ 342,535	$ (50,542)	$ (4,287)	$ (54,829)	$ 287,706
Platinum interests								
Marathon	$ 9,451	$ -	$ -	$ 9,451	$ -	$ -	$ -	$ 9,451
Platreef	57,584	-	-	57,584	-	-	-	57,584
	$ 67,035	$ -	$ -	$ 67,035	$ -	$ -	$ -	$ 67,035
Cobalt interests								
Voisey's Bay	$ 393,422	$ -	$ -	$ 393,422	$ (162,733)	$ (14,812)	$ (177,545)	$ 215,877
	$ 9,475,692	$ 1,337,464	$ (16,006)	$ 10,797,150	$ (3,096,112)	$ (303,889)	$ (3,400,001)	$ 7,397,149

Year Ended December 31, 2025

1) Includes cumulative impairment charges to December 31, 2025 as follows: El Alto silver interest - $338 million; Sudbury gold interest - $120 million; and Voisey's Bay cobalt interest - $109 million.
2) See Note 12 - Partial Disposition of the Cangrejos PMPA.
3) Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
4) Comprised of the Stillwater and East Boulder gold and palladium interests.
5) Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Marathon, Goose, El Domo, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné, Kurmuk, Spring Valley and Hemlo gold interests. The additions to other gold interests includes Kone - $469 million, Hemlo - $300 million, Kurmuk - $131 million, Fenix - $125 million, Spring Valley - $50 million, El Domo - $32 million, Cangrejos - $3 million and Kudz Ze Kayah - $1 million.
6) Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, El Alto (previously referred to as Pascua-Lama), Copper World Complex, Marmato, Cozamin, El Domo, Mineral Park and Kudz Ze Kayah silver interests. The additions to other silver interests includes: Mineral Park - $40 million, El Domo - $12 million and Kudz Ze Kayah - $1 million.

Year Ended December 31, 2024

	Cost			Accumulated Depletion & Impairment [1]				Carrying Amount
(in thousands)	Balance Jan 1, 2024	Additions	Balance Dec 31, 2024	Balance Jan 1, 2024	Depletion	Impairment Charge	Balance Dec 31, 2024	Dec 31, 2024
Gold interests								
Salobo	$ 3,429,911	$ -	$ 3,429,911	$ (748,492)	$ (85,934)	$ -	$ (834,426)	$ 2,595,485
Sudbury [2]	623,864	-	623,864	(361,379)	(20,934)	-	(382,313)	241,551
Constancia	140,058	-	140,058	(59,793)	(15,939)	-	(75,732)	64,326
San Dimas	220,429	-	220,429	(75,707)	(8,241)	-	(83,948)	136,481
Stillwater [3]	239,352	-	239,352	(27,883)	(4,009)	-	(31,892)	207,460
Blackwater	340,231	-	340,231	-	-	-	-	340,231
Platreef	-	275,702	275,702	-	-	-	-	275,702
Other [4]	315,956	103,218	419,174	(52,498)	(1,293)	-	(53,791)	365,383
	$ 5,309,801	$ 378,920	$ 5,688,721	$ (1,325,752)	$ (136,350)	$ -	$ (1,462,102)	$ 4,226,619
Silver interests								
Peñasquito	$ 524,626	$ -	$ 524,626	$ (248,394)	$ (31,767)	$ -	$ (280,161)	$ 244,465
Antamina	900,343	-	900,343	(380,813)	(28,759)	-	(409,572)	490,771
Constancia	302,948	-	302,948	(123,365)	(14,205)	-	(137,570)	165,378
Blackwater	140,908	-	140,908	-	-	-	-	140,908
Other [5]	1,018,655	96,499	1,115,154	(577,450)	(15,982)	-	(593,432)	521,722
	$ 2,887,480	$ 96,499	$ 2,983,979	$ (1,330,022)	$ (90,713)	$ -	$ (1,420,735)	$ 1,563,244
Palladium interests								
Stillwater [3]	$ 263,721	$ -	$ 263,721	$ (43,054)	$ (7,488)	$ -	$ (50,542)	$ 213,179
Platreef	-	78,814	78,814	-	-	-	-	78,814
	$ 263,721	$ 78,814	$ 342,535	$ (43,054)	$ (7,488)	$ -	$ (50,542)	$ 291,993
Platinum interests								
Marathon	$ 9,451	$ -	$ 9,451	$ -	$ -	$ -	$ -	$ 9,451
Platreef	-	57,584	57,584	-	-	-	-	57,584
	$ 9,451	$ 57,584	$ 67,035	$ -	$ -	$ -	$ -	$ 67,035
Cobalt interests								
Voisey's Bay [6]	$ 393,422	$ -	$ 393,422	$ (42,606)	$ (11,266)	$ (108,861)	$ (162,733)	$ 230,689
	$ 8,863,875	$ 611,817	$ 9,475,692	$ (2,741,434)	$ (245,817)	$ (108,861)	$ (3,096,112)	$ 6,379,580

1) Includes cumulative impairment charges to December 31, 2024 as follows: El Alto silver interest - $338 million; Sudbury gold interest - $120 million; and Voisey's Bay cobalt interest - $109 million.
2) Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3) Comprised of the Stillwater and East Boulder gold and palladium interests.
4) Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Marathon, Goose, El Domo, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. The additions to other gold interests includes: Kudz Ze Kayah -$14 million; Cangrejos - $16 million; Marmato - $40 million; and Kurmuk - $44 million; less a repayment relative to El Domo - $10 million to be re-advanced at a later date.
5) Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, El Alto (previously referred to as Pascua-Lama), Copper World Complex, Marmato, Cozamin, El Domo, Mineral Park and Kudz Ze Kayah silver interests. The additions to other silver interests includes: Kudz Ze Kayah - $25 million; and Mineral Park - $75 million; less a repayment relative to El Domo - $3 million to be re-advanced at a later date.
6) When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey's Bay cobalt interest is inclusive of depletion relating to inventory.

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

(in thousands)	December 31, 2025			December 31, 2024		
	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Gold interests						
Salobo	$ 2,294,535	$ 326,175	$ 2,620,710	$ 2,269,310	$ 326,175	$ 2,595,485
Sudbury [1]	181,401	37,093	218,494	199,840	41,711	241,551
Constancia	48,761	3,523	52,284	60,721	3,605	64,326
San Dimas	46,440	78,778	125,218	47,187	89,294	136,481
Stillwater [2]	184,568	19,634	204,202	187,826	19,634	207,460
Blackwater	317,940	13,108	331,048	-	340,231	340,231
Platreef	-	275,702	275,702	-	275,702	275,702
Other [3]	92,269	1,364,863	1,457,132	16,706	348,677	365,383
	$ 3,165,914	$ 2,118,876	$ 5,284,790	$ 2,781,590	$ 1,445,029	$ 4,226,619
Silver interests						
Peñasquito	$ 206,866	$ -	$ 206,866	$ 244,465	$ -	$ 244,465
Antamina	213,280	245,803	459,083	143,753	347,018	490,771
Constancia	145,029	6,374	151,403	158,896	6,482	165,378
Blackwater	167,502	-	167,502	-	140,908	140,908
Other [4]	210,203	346,684	556,887	122,498	399,224	521,722
	$ 942,880	$ 598,861	$ 1,541,741	$ 669,612	$ 893,632	$ 1,563,244
Palladium interests						
Stillwater [2]	$ 201,404	$ 7,488	$ 208,892	$ 205,691	$ 7,488	$ 213,179
Platreef	-	78,814	78,814	-	78,814	78,814
	$ 201,404	$ 86,302	$ 287,706	$ 205,691	$ 86,302	$ 291,993
Platinum interests						
Marathon	$ -	$ 9,451	$ 9,451	$ -	$ 9,451	$ 9,451
Platreef	-	57,584	57,584	-	57,584	57,584
	$ -	$ 67,035	$ 67,035	$ -	$ 67,035	$ 67,035
Cobalt interests						
Voisey's Bay	$ 204,022	$ 11,855	$ 215,877	$ 217,300	$ 13,389	$ 230,689
	$ 4,514,220	$ 2,882,929	$ 7,397,149	$ 3,874,193	$ 2,505,387	$ 6,379,580

1) Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2) Comprised of the Stillwater and East Boulder gold and palladium interests.
3) Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Marathon, Goose, El Domo, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné, Kurmuk, Spring Valley and Hemlo gold interests.
4) Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, El Alto (previously referred to as Pascua-Lama), Copper World Complex, Marmato, Cozamin, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Significant acquisitions, amendments and disposals of mineral stream interests (if any) in the years ended December 31, 2025 and December 31, 2024 are outlined below. The percentage of payable production and other key PMPA terms for all mineral stream interests are described in Note 27.

Acquisition of Existing Platreef & Kudz Ze Kayah PMPAs
On February 27, 2024, the Company closed the previously announced agreement with certain entities advised by Orion Resource Partners ("Orion") to acquire existing streams in respect of Ivanhoe Mines' Platreef Project (the "Platreef Streams") and BMC Minerals' Kudz Ze Kayah ("KZK") Project (the "Kudz Ze Kayah Streams"). On February 27, 2024, the Company paid $450 million to Orion.

The Platreef Project is located in Johannesburg, South Africa, while the Kudz Ze Kayah stream is located in Yukon, Canada.

Amendment to the Fenix PMPA
On October 21, 2024, the Company amended the Fenix PMPA, in exchange for which, the Company paid an additional upfront cash consideration of $100 million.

Acquisition of the Koné Gold PMPA
On October 23, 2024, the Company entered into a PMPA (the "Koné Gold PMPA") with Montage Gold Corp. ("Montage") in respect of its 90% owned Koné Gold Project located in Côte d'Ivoire. Under the terms of the Koné Gold PMPA, the Company is committed to pay Montage total upfront cash payments of $625 million, payable in four equal installment payments during construction, subject to certain conditions. As at December 31, 2025 the Company has made the first three installments.

Acquisition of the Kurmuk PMPA
On December 5, 2024, the Company entered into a PMPA (the "Kurmuk Gold PMPA") with Allied Gold Corporation ("Allied") in respect of its Kurmuk project located in Ethiopia. Under the terms of the agreement, Wheaton paid Allied total upfront cash payments of $175 million.

Amendment to the Blackwater PMPA
On March 7, 2025, the Company amended its PMPA (the "Blackwater Silver PMPA") with Artemis Gold Inc. ("Artemis") in respect of silver production from the Blackwater project located in British Columbia, Canada (the "Blackwater Project"). Under the Blackwater Silver PMPA, Wheaton will acquire an amount of silver equal to 50% of the payable silver until 17.8 million ounces have been delivered and 33% of payable silver thereafter for the life of the mine.

As a result of the amendment, the amount of payable silver will be based on a multiple ranging from 5.07 to 5.17 of the number of ounces of gold produced, rather than being based on a fixed silver recovery factor. The ratio is currently 5.17. Once 17.8 million ounces of silver have been delivered, the determination of payable silver will revert to being based on a fixed silver recovery factor, consistent with the previous terms of the Blackwater Silver PMPA. On March 10, 2025, the Company paid Artemis $30 million in connection with this amendment.

Amendment to the Kudz Ze Kayah ("KZK") PMPA
On October 8, 2025, the Company amended its PMPA with BMC Minerals Ltd. ("BMC") in respect of the KZK project, with the amendment including the elimination of BMC Minerals' one-time option to repurchase 50% of the stream for a period of 30 days after June 22, 2026 and the Company's right to repayment on certain conditions being met. In connection with the amendment, the Company advanced an additional upfront deposit of $2.5 million to BMC at the time of execution and has committed to advance an additional $15 million deposit on KZK achieving certain permitting milestones.

Acquisition of the Spring Valley PMPA
On November 6, 2025, the Company entered into a PMPA (the "Spring Valley PMPA") with Waterton Gold Corp., a subsidiary of Waterton Gold LP ("Waterton Gold"), in respect of gold production from the Spring Valley project located in Nevada, USA ("Spring Valley"). Under the terms of the Spring Valley PMPA, the Company is committed to pay Waterton Gold total upfront cash consideration of $670 million in installments as various conditions are satisfied, with the initial payment being paid on December 11, 2025. The Company has also provided a cost overrun facility (the "Spring Valley Facility") of up to $150 million, accessible during an availability period commencing once the full upfront consideration has been paid under the Spring Valley PMPA. The Spring Valley Facility has a maturity date of three years following the first drawdown under the Spring Valley Facility.

Acquisition of the Hemlo PMPA

On November 26, 2025, the Company entered into a PMPA (the "Hemlo PMPA") with Hemlo Mining Corp. ("Hemlo") in respect of gold production from the currently operating Hemlo mine located in Ontario, Canada. Under the terms of the Hemlo PMPA, which will deliver immediate production and cash flow to the Company, the Company paid Hemlo total upfront cash consideration of $300 million.

Partial Disposition of the Cangrejos PMPA

On May 16, 2023, the Company entered into a PMPA (the "Cangrejos PMPA") with Lumina Gold Corp. ("Lumina") in respect of its 100% owned Cangrejos gold-copper project located in El Oro Province, Ecuador. Under the terms of the agreement, Wheaton was to purchase 6.6% of the payable gold production until 700,000 ounces of gold have been delivered, at which point the stream would be reduced to 4.4% of the payable gold production for the life of the mine.

On June 23, 2025, CMOC Singapore Pte. Ltd., a Singapore entity and a subsidiary of CMOC Group Limited (collectively "CMOC") announced that it had completed its previously disclosed acquisition of Lumina. As a result of this change of control, on September 16, 2025, CMOC exercised the option to acquire 33% of the stream under the Cangrejos PMPA in exchange for a cash payment in the amount of $102 million, resulting in a gain on the partial disposal of the Cangrejos PMPA in the amount of $86 million, calculated as follows:

(in thousands)		
Proceeds received on 33% buyback of Cangrejos	$	101,730
Less: 33% carrying value		(16,006)
Gain on partial disposal of the Cangrejos PMPA	$	85,724

In connection with the exercise of the option, the Company's attributable gold production has been modified such that the Company will purchase an amount of gold equal to 4.4% (previously 6.6%) of the payable gold production until the Company has received 469,000 ounces of gold under the Cangrejos PMPA, dropping to 2.9% (previously 4.4%) of the payable gold production for the life of the mine.

13. Impairment of Mineral Stream Interests

Based on the Company's analysis, the following PMPA was determined to be impaired:

	Years Ended December 31	
(in thousands)	2025	2024
Cobalt Interests		
Voisey's Bay	-	108,861
Total impairment expense	$ -	$ 108,861

Voisey's Bay - Impairment at December 31, 2024

On June 11, 2018, the Company entered into an agreement (the "Voisey's Bay PMPA") to acquire from Vale an amount of cobalt equal to 42.4% of the cobalt production from its Voisey's Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million.

At December 31, 2024, the Company determined there to be an impairment charge relative to the Voisey's Bay cobalt interest ("Voisey's Bay PMPA") due to a significant decline in market cobalt prices. The Voisey's Bay PMPA had a carrying value at December 31, 2024 of $340 million. Management estimated that the recoverable amount at December 31, 2024 under the Voisey's Bay PMPA was $231 million, representing its FVLCD and resulting in an impairment charge of $109 million. The recoverable amount related to the Voisey's Bay PMPA was estimated based on a discounted cash flow model using an average discount rate of 5.5% and the market price of cobalt of $13.62 per pound. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.

14. Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 27 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests owned by the Company as of December 31, 2025 and 2024:

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration[1]	Attributable Production to be Purchased		Term of Agreement
						Gold	Silver	
Toroparu	Aris Mining	Guyana	$ 15,500	$ 138,000	$ 153,500	10%	50%	Life of Mine
Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% [3]	100% [3]	Life of Mine
Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine
			$ 46,352	$ 322,000	$ 368,352			

1) Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2) Please refer to Note 27 for details of when the remaining upfront consideration to be paid becomes due.
3) Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

15. Mineral Royalty Interests

The following table summarizes mineral royalty interests owned by the Company as of December 31, 2025 and 2024:

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Total Upfront Consideration [2]	Term of Agreement	Date of Original Contract
Metates	Chesapeake	Mexico	0.5% NSR	$ 3,000	Life of Mine	07-Aug-2014
Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	Life of Mine	04-Jan-2021
Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	Life of Mine	10-Sep-2023
Mt Todd [5]	Vista	Australia	1.0% GR	20,000	Life of Mine	13-Dec-2023
DeLamar [6]	Integra	USA	1.5% NSR	9,750	Life of Mine	20-Feb-2024
				$ 39,879		

1) Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2) Expressed in thousands; excludes closing costs.
3) The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn$2 million to the Company. On August 14, 2024, the Ontario Superior Court of Justice placed Victoria Gold Corp into receivership following the failure of the heap leach pad at its Eagle Mine in June, 2024.
4) Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5) The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.
6) Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.

16.   Long-Term Equity Investments

(in thousands)	December 31 2025	December 31 2024
Common shares held	$ 407,230	$ 98,190
Warrants held	3,265	785
Total long-term equity investments	$ 410,495	$ 98,975

Common Shares Held

					Year Ended December 31, 2025	
(in thousands)	Fair Value at Dec 31, 2024	Additions	Disposals	Fair Value Adjustment Gains [1]	Fair Value at Dec 31, 2025	Realized Gain on Disposal
Streaming or royalty partners	$ 93,915	$ 37,927	$ -	$ 250,786	$ 382,628	$ -
Strategic investments	4,275	8,386	-	11,941	24,602	-
Total	$ 98,190	$ 46,313	$ -	$ 262,727	$ 407,230	$ -

1)   Fair Value Gains (Losses) are reflected as a component of OCI.

					Year Ended December 31, 2024	
(in thousands)	Fair Value at Dec 31, 2023	Additions	Disposals	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Dec 31, 2024	Realized (Loss) Gain on Disposal
Streaming or royalty partners	$ 75,481	$ 36,275	$ (12,018)	$ (5,823)	$ 93,915	$ (3,543)
Strategic investments	170,545	346	(177,088)	10,472	4,275	35,768
Total	$ 246,026	$ 36,621	$ (189,106)	$ 4,649	$ 98,190	$ 32,225

1)   Fair Value Gains (Losses) are reflected as a component of OCI.

The Company's long-term investments in common shares ("LTIs") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income ("OCI"). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

17.   Credit Facilities

17.1. Sustainability-Linked Revolving Credit Facility

As at December 31, 2025, the Company's unsecured $2.0 billion revolving credit facility remained undrawn. The maturity was extended by an additional year to June 30, 2030, and a $500 million accordion feature was added. The facility includes sustainability-linked features and a financial covenant requiring a capitalization ratio ≤ 0.60:1, with which the Company was in compliance as at December 31, 2025 and 2024. Interest on drawn amounts is based on the Company's leverage ratio at SOFR + 1.10% to 2.15%. The standby fee was 0.1966% (2024 – 0.20%).

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes. In connection with the Revolving Facility, there is $5 million unamortized debt issue costs which have been recorded as a long-term asset under the classification Other (see Note 25).

17.2. Lease Liabilities

The lease liability on the Company's offices located in Vancouver, Canada and the Cayman Islands is as follows:

(in thousands)	December 31 2025	December 31 2024
Current portion	$ 575	$ 262
Long-term portion	7,330	4,909
Total lease liabilities	$ 7,905	$ 5,171

The maturity analysis, on an undiscounted basis, of these leases is as follows:

(in thousands)	December 31 2025
Not later than 1 year	$ 985
Later than 1 year and not later than 5 years	4,162
Later than 5 years	4,859
Total lease liabilities	$ 10,006

17.3. Finance Costs

A summary of the Company's finance costs associated with the above facilities during the period is as follows:

(in thousands)	Note	Years Ended December 31 2025	2024
Costs related to undrawn credit facilities	17.1	$ 5,331	$ 5,347
Interest expense - lease liabilities	17.2	429	284
Letters of guarantee		-	(82)
Total finance costs		$ 5,760	$ 5,549

18. Issued Capital

(in thousands)	Note	December 31 2025	December 31 2024
Issued capital			
Share capital issued and outstanding: 454,033,830 common shares (December 31, 2024: 453,677,299 common shares)	18.1	$ 3,814,910	$ 3,798,108

18.1. Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at December 31, 2025 and 2024, the Company had no preference shares outstanding.

18.2. Dividends Declared

(in thousands, except per share amounts)		Years Ended December 31		
		2025		2024
Dividends declared per share	$	0.660	$	0.620
Average number of shares eligible for dividend		453,933		453,493
Total dividends paid	$	299,595	$	281,166
Paid as follows:				
Cash	$	296,367 99%	$	279,050 99%
DRIP [1]		3,228 1%		2,116 1%
Total dividends paid	$	299,595 100%	$	281,166 100%

1) The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.

19. Reserves

(in thousands)	Note	December 31 2025		December 31 2024
Reserves				
Share purchase options	19.1	$ 24,381	$	23,361
Restricted share units	19.2	7,929		8,859
Long-term investment revaluation reserve, net of tax	19.3	144,601		(95,723)
Total reserves		$ 176,911	$	(63,503)

19.1. Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company's Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company's Board of Directors at the time the options are granted, but generally vest over a period of two or three years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 36-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Years Ended December 31	
	2025	2024
Black-Scholes weighted average assumptions		
Grant date share price and exercise price	Cdn$108.56	Cdn$59.79
Expected dividend yield	0.92%	1.45%
Expected volatility	30%	30%
Risk-free interest rate	2.89%	4.10%
Expected option life, in years	3.0	3.0
Weighted average fair value per option granted	Cdn$23.90	Cdn$13.39
Number of options issued during the period	178,020	305,710
Total fair value of options issued (000's)	$ 2,974	$ 3,022

The following table summarizes information about the options outstanding and exercisable at December 31, 2025:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life
$49.86	160,377	-	160,377	2.2 years
$54.76[1]	8,114	-	8,114	2.2 years
$59.31[1]	17,903	13,918	31,821	4.2 years
$59.41	137,631	73,368	210,999	4.2 years
$59.79	64,341	140,096	204,437	5.2 years
$60.00	168,000	-	168,000	3.2 years
$60.51[1]	16,632	43,026	59,658	5.2 years
$64.36[1]	15,650	-	15,650	3.2 years
$104.01[1]	-	37,730	37,730	6.2 years
$108.56	-	138,530	138,530	6.2 years
	588,648	**446,668**	**1,035,316**	**4.3 years**

1) US$ share purchase options converted to Cdn$ using the exchange rate of 1.3706, being the Cdn$/US$ exchange rate at December 31, 2025.

A continuity schedule of the Company's outstanding share purchase options from January 1, 2024 to December 31, 2025 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2024	1,270,021	Cdn$48.47
Granted (fair value - $3 million or Cdn$13.39 per option)	305,710	59.79
Exercised	(500,017)	36.18
Forfeited	(4,740)	59.59
At December 31, 2024	1,070,974	Cdn$58.14
Granted (fair value - $3 million or Cdn$23.90 per option)	178,020	108.56
Exercised	(178,489)	56.51
Forfeited	(33,003)	62.34
Expired	(2,186)	49.86
At December 31, 2025	1,035,316	Cdn$66.40

As it relates to share purchase options, during the year ended December 31, 2025, the weighted average share price at the time of exercise was Cdn$125.29 per share, as compared to Cdn$71.68 per share during the comparable period in 2024.

19.2. Restricted Share Units ("RSUs")

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company's Board of Directors or the Company's Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company's common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company's common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification Share Based Compensation.

A continuity schedule of the Company's restricted share units outstanding from January 1, 2024 to December 31, 2025 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted
At January 1, 2024	316,336	$33.81
Granted (fair value - $4 million)	91,130	44.27
Released	(69,494)	43.36
Forfeited	(1,043)	44.40
At December 31, 2024	336,929	$34.64
Granted (fair value - $4 million)	52,960	75.92
Released	(141,525)	33.58
Forfeited	(6,484)	45.90
At December 31, 2025	241,880	$43.99

19.3. Long-Term Investment Revaluation Reserve

The Company's long-term investments in common shares (Note 16) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.

A continuity schedule of the Company's long-term investment revaluation reserve from January 1, 2024 to December 31, 2025 is presented below:

(in thousands)	Change in Fair Value	Deferred Tax Recovery (Expense)	Total
At January 1, 2024	$ (68,099)	$ (2,905)	$ (71,004)
Unrealized gain (loss) on LTIs [1]	4,649	(852)	3,797
Reallocate reserve to retained earnings upon disposal of LTIs [1]	(32,225)	3,709	(28,516)
At December 31, 2024	$ (95,675)	$ (48)	$ (95,723)
Unrealized gain (loss) on LTIs [1]	262,727	(22,403)	240,324
At December 31, 2025	$ 167,052	$ (22,451)	$ 144,601

1) LTIs refers to long-term investments in common shares held.

20. Share Based Compensation

The Company's share based compensation consists of share purchase options (Note 19.1), restricted share units (Note 19.2) and performance share units (Note 20.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder's equity section of the Company's balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

20.1. Performance Share Units ("PSUs")

The Company has established a Performance Share Unit Plan ("the PSU plan") whereby PSUs will be issued to eligible employees as determined by the Company's Board of Directors or the Company's Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company's total shareholder return ("TSR") to those achieved by various peer companies and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

A continuity schedule of the Company's outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company's PSU accrual from January 1, 2024 to December 31, 2025 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability
At January 1, 2024	372,460	$ 21,126
Granted	135,220	-
Accrual related to the fair value of the PSUs outstanding	-	16,614
Foreign exchange adjustment	-	(1,478)
Paid	(126,590)	(11,129)
Forfeited	(2,120)	(49)
At December 31, 2024	378,970	$ 25,084
Granted	78,390	-
Accrual related to the fair value of the PSUs outstanding	-	26,352
Foreign exchange adjustment	-	915
Paid	(118,240)	(17,209)
Forfeited	(4,450)	(323)
At December 31, 2025	334,670	$ 34,819

A summary of the PSUs outstanding at December 31, 2025 is as follows:

Year of Grant	Year of Maturity	Number Outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Service Period Completed at Dec 31, 2025	PSU Liability at Dec 31, 2025
2023	2026	123,700	$119.75	155%	94%	$ 21,604
2024	2027	133,400	$118.29	118%	63%	11,721
2025	2028	77,570	$116.88	63%	26%	1,494
		334,670				$ 34,819

21. Earnings per Share ("EPS") and Diluted Earnings per Share ("Diluted EPS")

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options, with exercise prices that are lower than the average market price of the Company's common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31	
(in thousands)	2025	2024
Basic weighted average number of shares outstanding	453,893	453,460
Effect of dilutive securities		
Share purchase options	520	327
Restricted share units	272	332
Diluted weighted average number of shares outstanding	454,685	454,119

There were no share purchase options excluded from the computation of diluted earnings per share.

22.   Supplemental Cash Flow Information

Change in Non-Cash Working Capital

		Years Ended December 31		
(in thousands)		2025		2024
Change in non-cash working capital				
Accounts receivable	$	(40,204)	$	4,389
Accounts payable and accrued liabilities		8,962		(11)
Other		832		48
Total change in non-cash working capital	$	(30,410)	$	4,426

Cash and Cash Equivalents

		December 31		December 31
(in thousands)		2025		2024
Cash and cash equivalents comprised of:				
Cash	$	999,311	$	768,682
Cash equivalents		154,282		49,484
Total cash and cash equivalents	$	1,153,593	$	818,166

Cash equivalents include short-term deposits, treasury bills, bankers' depository notes and bankers' acceptances with terms to maturity at inception of less than three months.

23.   Income Taxes

A summary of the Company's income tax expense (recovery) is as follows:

Income Tax Expense (Recovery) in Net Earnings

		Years Ended December 31		
(in thousands)		2025		2024
Current income tax expense (recovery)	$	(3,045)	$	(1,275)
Global minimum income tax expense		247,412		113,505
Total current income tax expense	$	244,367	$	112,230
Deferred income tax expense (recovery) related to:				
Origination and reversal of temporary differences	$	19,747	$	(318)
Write down (reversal of write down) or recognition of prior period temporary differences		(37,766)		3,292
Total deferred income tax (recovery) expense	$	(18,019)	$	2,974
Total income tax expense recognized in net earnings	$	226,348	$	115,204
Effective tax rate		13%		18%

Pillar II Tax Expense - Global Minimum Tax
For the year ended December 31, 2025, an amount of $247 million current tax expense associated with Global Minimum Tax ("GMT") was recorded, with GMT being payable to the Government of Canada 15 months after year-end (18 months after year-end for the year-ended December 31, 2024).

To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two legislation.

Income Tax Expense (Recovery) in Other Comprehensive Income

	Years Ended December 31	
(in thousands)	2025	2024
Current income tax expense (recovery) related to LTIs - common shares held	$ -	$ 3,709
Deferred income tax expense (recovery) related to LTIs - common shares held	22,403	(2,857)
Income tax expense (recovery) recognized in OCI	$ 22,403	$ 852

Income Tax Expense (Recovery) Directly in Equity

	Years Ended December 31	
(in thousands)	2025	2024
Current income tax expense (recovery)	$ 1,152	$ -
Total deferred income tax expense (recovery)	$ (2,940)	$ -
Total income tax expense (recovery) recognized in equity	$ (1,788)	$ -

Income Tax Rate Reconciliation

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31	
(in thousands)	2025	2024
Earnings before income taxes	$ 1,698,068	$ 644,344
Canadian federal and provincial income tax rates	27%	27%
Income tax expense (recovery) based on above rates	$ 458,478	$ 173,973
Non-deductible stock based compensation and other	2,869	389
Differences in tax rates in foreign jurisdictions [1]	(444,683)	(203,606)
Global minimum tax expense	247,412	113,505
Current period unrecognized temporary differences - impairment of mineral stream interests	-	23,085
Current period unrecognized temporary differences	38	4,566
Write down (reversal of write down) or recognition of prior period temporary differences	(37,766)	3,292
Total income tax expense (recovery) recognized in net earnings	$ 226,348	$ 115,204
Effective Tax Rate	13%	18%

1) During the year ended December 31, 2025, the Company's subsidiaries domiciled in the Cayman Islands generated net earnings of $1.65 billion, as compared to $757 million during the comparable period of the prior year.

Deferred Income Taxes

The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the years ended December 31, 2025 and December 31, 2024, respectively, is shown below:

Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
			Year Ended December 31, 2025		
Deferred tax assets					
Non-capital loss carryforward [1]	$ -	$ 1,240	$ -	$ 513	$ 1,753
Long-term investments	-	-	9,667	-	9,667
Mineral stream interests [2]	-	20,125	-	-	20,125
Other [3]	945	9,479	-	2,427	12,851
Deferred tax liabilities					
Unrealized gains on long-term investments	(187)	(710)	(32,070)	-	(32,967)
Mineral stream interests [2]	38	(12,059)	-	-	(12,021)
Other	(1,145)	(57)	-	-	(1,202)
Total	$ (349)	$ 18,018	$ (22,403)	$ 2,940	$ (1,794)

1) As at December 31, 2025, the Company had recognized the tax effect on $6 million of non-capital losses against deferred tax liabilities.
2) The Company's position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 4.2.
3) Other includes capital assets, PSU and pension liabilities.
4) Debt and share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Closing Balance
		Year Ended December 31, 2024		
Deferred tax assets				
Non-capital loss carryforward	$ 810	$ (810)	$ -	$ -
Capital loss carryforward	956	(317)	(639)	-
Other	4,135	(3,190)	-	945
Deferred tax liabilities				
Unrealized gains on long-term investments	(4,415)	732	3,496	(187)
Mineral stream interests	(668)	706	-	38
Other	(1,050)	(95)	-	(1,145)
Total	$ (232)	$ (2,974)	$ 2,857	$ (349)

Deferred income tax assets in Canada not recognized are shown below:

(in thousands)	December 31 2025	December 31 2024
Mineral stream interests	3,490	33,969
Other	978	8,129
Unrealized losses on long-term investments	-	13,161
Total	$ 4,468	$ 55,259

Deferred income taxes have not been provided on the temporary difference relating to investments in foreign subsidiaries for which the Company can control the timing of and manner in which funds are repatriated and does not plan to repatriate funds to Canada in the foreseeable future that would be subject to tax. The temporary difference relating to investments in foreign subsidiaries is $3.5 billion as at December 31, 2025, all of which is anticipated to reverse in the future and be exempt from tax on repatriation, leaving $Nil that would be taxable on repatriation.

The Company has applied the mandatory exemption to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two taxes.

24.   Other Current Assets

The composition of other current assets is shown below:

(in thousands)		December 31 2025		December 31 2024
Prepaid expenses	$	2,528	$	3,230
Other		1,325		467
Total other current assets	$	3,853	$	3,697

25.   Other Long-Term Assets

The composition of other long-term assets is shown below:

(in thousands)	Note	December 31 2025		December 31 2024
Intangible assets		$	1,120	$	1,503
Debt issue costs - Revolving Facility	17.1	4,702		5,101
Refundable deposit - 777 PMPA		10,163		9,413
Subscription rights		-		3,114
Other		542		2,485
Total other long-term assets		$	16,527	$	21,616

Subscription Rights
The subscription rights from 2024 were converted to common shares during the first quarter of 2025 and were reclassified to Long-Term Equity Investments.

Refundable Deposit – 777 PMPA
On August 8, 2012, the Company entered into a PMPA with Hudbay in respect to the 777 mine. Under the terms of the 777 PMPA, should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company is entitled to a refund of the difference (the "Refundable Deposit") at the conclusion of the 40 year term. On June 22, 2022, Hudbay announced that mining activities at the 777 mine have concluded after the reserves were depleted and closure activities have commenced. The balance of the Refundable Deposit is $78 million.

26. Related Party Transactions

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

(in thousands)	Years Ended December 31	
	2025	2024
Short-term benefits [1]	$ 9,566	$ 8,538
Post-employment benefits	916	885
Termination benefits	4,465	-
PSUs [2]	12,842	9,250
Equity settled stock based compensation (a non-cash expense) [3]	3,636	3,929
Total executive compensation	$ 31,425	$ 22,602

1) Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

2) As more fully disclosed in Note 20.1, PSU compensation expense is recorded on a straight-line basis over the three year vesting period, with the expense being adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3) As more fully disclosed in Notes 19.1 and 19.2, equity settled stock based compensation expense is recorded on a straight-line basis over the vesting period.

27. Commitments and Contingencies

Mineral Stream Interests

The following tables summarize the Company's commitments to make per ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract
Constancia	50%	$	429 [2]	Life of Mine	8-Aug-12
Salobo	75%	$	433	Life of Mine	28-Feb-13
Sudbury	70%	$	400	20 years	28-Feb-13
San Dimas	variable [3]	$	643	Life of Mine	10-May-18
Stillwater	100%		18% [4]	Life of Mine	16-Jul-18
Blackwater	8% [5]		35%	Life of Mine	13-Dec-21
Platreef	62.5% [5]	$	100 [5]	Life of Mine [5]	7-Dec-21 [7]
Other					
Copper World	100%	$	450	Life of Mine	10-Feb-10
Marmato	10.5% [5]		18% [4]	Life of Mine	5-Nov-20
Santo Domingo	100% [5]		18% [4]	Life of Mine	24-Mar-21
Fenix	22% [6]		20%	Life of Mine	15-Nov-21
El Domo	50% [5]		18% [4]	Life of Mine	17-Jan-22
Marathon	100% [5]		18% [4]	Life of Mine	26-Jan-22
Goose	2.78% [5]		18% [4]	Life of Mine	8-Feb-22
Cangrejos	4.4% [5]		18% [4]	Life of Mine	16-May-23
Curraghinalt	3.05% [5]		18% [4]	Life of Mine	15-Nov-23
Kudz Ze Kayah	7.375% [5]		20%	Life of Mine	22-Dec-21 [7]
Koné	19.5% [5]		20% [8]	Life of Mine	23-Oct-24
Kurmuk	6.7% [5]		15%	Life of Mine	5-Dec-24
Spring Valley	8% [5]		20% [8]	Life of Mine	6-Nov-25
Hemlo	10.13% [5]		20% [8]	Life of Mine	26-Nov-25
Early Deposit					
Toroparu	10%	$	400	Life of Mine	11-Nov-13
Cotabambas	25% [5]	$	450	Life of Mine	21-Mar-16
Kutcho	100%		20%	Life of Mine	14-Dec-17

1) The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.
2) Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3) Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Effective October 29, 2025, the fixed gold to silver exchange ratio was revised from 90:1 to 70:1.
4) To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5) Under certain PMPAs, the Company's attributable gold percentage will be reduced once certain thresholds are achieved:
    a. Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
    b. Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.
    c. Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
    d. Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
    e. El Domo – reduced to 33% once the Company has received 145,000 ounces of gold.
    f. Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
    g. Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
    h. Cangrejos – reduced to 2.9% once the Company has received 469,000 ounces of gold.
    i. Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
    j. Koné - reduced to 10.8% once the Company has received 400,000 ounces of gold, subject to adjustment if there are delays in deliveries relative to an agreed schedule, with a further reduction to 5.4% once the Company has received an additional 130,000 ounces of gold.
    k. Kurmuk – reduced to 4.8% once the Company has received 220,000 ounces of gold. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop down threshold is reached.
    l. Kudz Ze Kayah – reduced to 6.125% once the Company has received 330,000 ounces of gold, with a further reduction to 5.5% until the Company has received an additional 59,800 ounces of gold, with a further reduction to 5.5% until the Company has received an additional 270,200 ounces of gold, thereafter increased to 6.75%.
    m. Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
    n. Spring Valley – reduced to 6% once the Company has received 300,000 ounces of gold.
    o. Hemlo – reduced to 6.75% once the Company has received 135,750 ounces of gold (the "First Dropdown Threshold"), with a further reduction to 4.5% once the Company has received an additional 117,998 ounces of gold (the "Second Dropdown Threshold"), at which point this rate will apply for the life of the mine. Each of

the First Dropdown Threshold and the Second Dropdown Threshold will be subject to adjustment if there are delays in deliveries relative to an agreed schedule, and commencing in 2033, if deliveries fall behind the agreed schedule by 10,000 ounces or more, the stream percentage will be increased by 5% until deliveries catch up with the agreed schedule. The payable gold will be reduced by half with respect to gold production from certain claims comprising the Interlake deposit

6) On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

7) On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

8) Until October 23, 2029, there is a price adjustment mechanism under the Koné PMPA
   a. if the spot price of gold is less than $2,100 per ounce, the Company will pay 20% of $2,100 less 25% of the difference between $2,100 and $1,800, less 30% of the difference between $1,800 and the spot price of gold; and
   b. if the spot price is greater than $2,700 per ounce, the Company will pay 25% of the difference between $3,000 and $2,700, plus 30% of the difference between the actual spot price of gold and $3,000.

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract
Peñasquito	25%	$	4.62	Life of Mine	24-Jul-07
Constancia	100%	$	6.32 [2]	Life of Mine	8-Aug-12
Antamina	33.75%		20%	Life of Mine	3-Nov-15
Blackwater	50% [6]		18% [7]	Life of Mine	13-Dec-21
Other					
Los Filos	100%	$	4.74	25 years	15-Oct-04
Zinkgruvan	100%	$	4.81	Life of Mine	8-Dec-04
Stratoni	100%	$	11.54	Life of Mine	23-Apr-07
Neves-Corvo	100%	$	4.55	50 years	5-Jun-07
Aljustrel	100% [3]		50%	50 years	5-Jun-07
El Alto [4]	25%	$	3.90	Life of Mine	8-Sep-09
Copper World	100%	$	3.90	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	$	4.00	Life of Mine	n/a [5]
Marmato	100% [6]		18% [7]	Life of Mine	5-Nov-20
Cozamin	50% [6]		10%	Life of Mine	11-Dec-20
El Domo	75%		18% [7]	Life of Mine	17-Jan-22
Mineral Park	100%		18% [7]	Life of Mine	24-Oct-23
Kudz Ze Kayah	7.375% [6]		20%	Life of Mine	22-Dec-21 [8]
Early Deposit					
Toroparu	50%	$	3.90	Life of Mine	11-Nov-13
Cotabambas	100% [6]	$	5.90	Life of Mine	21-Mar-16
Kutcho	100%		20%	Life of Mine	14-Dec-17

1) The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.
2) Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3) Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
4) Previously referred to as Pascua-Lama.
5) Terms of the agreement not yet finalized.
6) Under certain PMPAs, the Company's attributable silver percentage will be reduced once certain thresholds are achieved:
   a. Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
   b. Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
   c. Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
   d. Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
   e. Kudz Ze Kayah - reduced to 6.125% once the Company has received 43.30 million ounces of silver, with a further reduction to 5.5% until the Company has received an additional 7.96 million ounces of silver, with a further reduction to 5.5% until the Company has received an additional 35.34 million ounces of silver, thereafter increased to 6.75%.
7) To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
8) On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement	Date of Original Contract
Palladium				
Stillwater	4.5% [2]	18% [3]	Life of Mine	16-Jul-18
Platreef	5.25% [2]	30% [2]	Life of Mine [2]	7-Dec-21 [4]
Platinum				
Marathon	22% [2]	18% [3]	Life of Mine	26-Jan-22
Platreef	5.25% [2]	30% [2]	Life of Mine [2]	7-Dec-21 [4]
Cobalt				
Voisey's Bay	42.4% [2]	18% [3]	Life of Mine	11-Jun-18

1) The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2) Under certain PMPAs, the Company's attributable metal percentage will be reduced once certain thresholds are achieved:
   a. Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
   b. Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.
   c. Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
   d. Voisey's Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3) To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4) On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

Other Contractual Obligations and Contingencies

(in thousands)	2026	2027 - 2028	2029 - 2030	After 2030	Total
			Projected Payment Dates [1]		
Payments for mineral stream interests & royalty					
Salobo	$ -	$ 8,000	$ 16,000	$ 56,000	$ 80,000
Copper World [2]	-	231,151	-	-	231,151
Marmato	81,984	-	-	-	81,984
Santo Domingo	-	260,000	-	-	260,000
El Domo	87,750	43,875	-	-	131,625
Marathon	-	102,145	43,777	-	145,922
Cangrejos	-	84,420	84,420	-	168,840
Curraghinalt	-	-	-	55,000	55,000
Loma de La Plata	-	-	-	32,400	32,400
Spring Valley	260,000	360,000	-	-	620,000
Kudz Ze Kayah	-	15,000	-	-	15,000
Koné	156,250	-	-	-	156,250
Payments for early deposit mineral stream interest					
Cotabambas	-	-	-	126,000	126,000
Toroparu	-	-	-	138,000	138,000
Kutcho	-	-	-	58,000	58,000
Leases liabilities	995	2,056	2,147	4,908	10,106
Total contractual obligations	$ 586,979	$ 1,106,647	$ 146,344	$ 470,308	$ 2,310,278

1) Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2) Figure includes contingent transaction costs of $1 million.

Salobo
The Company will be required to make annual payments of $8 million over a 10-year period, if the Salobo mine implements a high-grade mine plan. Payments will be made for each year in which the high-grade plan is achieved.

Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay's receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $82 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp., ("Capstone") additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Fenix

Under the terms of the Fenix PMPA, the Company provided a $20 million secured standby loan facility, however this facility was cancelled on December 19, 2025.

El Domo

Under the terms of the El Domo PMPA, the Company is committed to pay additional upfront cash payments of $131.6 million, which includes $0.25 million which will be paid to support certain local community development initiatives around the El Domo project. The payments will be payable in three staged installments during construction, subject to various customary conditions being satisfied.

Marathon

Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $146 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos

Under the terms of the Cangrejos PMPA, the Company is committed to pay additional upfront consideration of $169 million, which is to be paid in two staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Curraghinalt

Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.

Loma de La Plata

Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., ("PAAS") total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Spring Valley

Under the terms of the Spring Valley PMPA, the Company is committed to pay Waterton Gold Corp. ("Waterton Gold") additional upfront cash payments of $620 million in installments as various conditions are satisfied. The Company has also provided a cost overrun facility (the "Spring Valley Facility") of up to $150 million, accessible during an availability period commencing once the full upfront consideration has been paid under the Spring Valley PMPA. The Spring Valley Facility has a maturity date of three years following the first drawdown under the Spring Valley Facility.

Mineral Park

The Company has entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, to help support the mine construction if necessary, once the full upfront consideration under the stream has been paid.

Kudz Ze Kayah

Under the terms of the amended KZK PMPA, an additional $15 million contingency payment is due to BCM if the KZK project achieves certain permitting milestones.

Koné

Under the terms of the Koné PMPA, the Company is committed to pay one additional upfront cash payment of $156 million during construction, subject to certain customary conditions. The Company has also provided Montage Gold Corp., with a secured debt facility of up to $75 million to be allocated to project costs, including cost overruns, prior to completion of construction and once the full upfront consideration under the Koné PMPA has been paid.

Cotabambas

Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro Minerals Ltd., additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu

Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho

Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Tax Contingencies

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the "CRA Settlement"), income earned outside of Canada by the Company's foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. Bill C-15, Budget 2025 Implementation Act, No.1, contains proposed amendments to the existing transfer pricing regime under the Tax Act, which could have an impact on the application of the CRA Settlement to taxation years after 2025. Once it is in force, the Company expects to apply the same transfer pricing methodology and achieve a consistent outcome with past periods.

The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company's foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits. From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that the Company's estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

28.   Segmented Information

Operating Segments

The Company's reportable operating segments, which are the components of the Company's business where discrete financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer ("CEO"), who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Year Ended December 31, 2025

(in thousands)	Sales	Cost of Sales	Depletion	Gain on Disposal [1]	Net Earnings	Cash Flow From Operations	Total Assets
Gold							
Salobo [6]	$ 1,039,878	$ 128,485	$ 118,775	$ -	$ 792,618	$ 911,393	$ 2,620,710
Sudbury [2,6]	58,290	6,770	23,057	-	28,463	51,506	218,494
Constancia [6]	131,904	15,515	12,042	-	104,347	116,389	52,284
San Dimas	109,411	20,209	11,263	-	77,939	89,202	125,218
Stillwater	22,811	3,986	3,258	-	15,567	18,825	204,202
Blackwater	56,549	19,715	9,183	-	27,651	40,543	331,048
Platreef	-	-	-	-	-	-	275,702
Other [3]	17,375	6,517	2,355	85,724	94,227	15,054	1,457,132
Total gold interests	$ 1,436,218	$ 201,197	$ 179,933	$ 85,724	$ 1,140,812	$ 1,242,912	$ 5,284,790
Silver							
Peñasquito [6]	$ 301,590	$ 34,538	$ 37,599	$ -	$ 229,453	$ 267,052	$ 206,866
Antamina	230,098	46,738	31,688	-	151,672	183,359	459,083
Constancia [6]	89,156	14,086	13,975	-	61,095	75,070	151,403
Blackwater	19,378	3,447	3,445	-	12,486	16,561	167,502
Other [4]	196,449	31,401	18,150	-	146,898	130,717	556,887
Total silver interests	$ 836,671	$ 130,210	$ 104,857	$ -	$ 601,604	$ 672,759	$ 1,541,741
Palladium							
Stillwater	$ 10,536	$ 1,827	$ 4,287	$ -	$ 4,422	$ 8,709	$ 208,892
Platreef	-	-	-	-	-	-	78,814
Total palladium interests	$ 10,536	$ 1,827	$ 4,287	$ -	$ 4,422	$ 8,709	$ 287,706
Platinum							
Marathon	$ -	$ -	$ -	$ -	$ -	$ -	$ 9,451
Platreef	-	-	-	-	-	-	57,584
Total platinum interests	$ -	$ -	$ -	$ -	$ -	$ -	$ 67,035
Cobalt							
Voisey's Bay [6]	$ 31,175	$ 5,829	$ 14,812	$ -	$ 10,534	$ 23,079	$ 215,877
Total mineral stream interests	$ 2,314,600	$ 339,063	$ 303,889	$ 85,724	$ 1,757,372	$ 1,947,459	$ 7,397,149
Other							
General and administrative					$ (46,767)	$ (44,227)	
Share based compensation					(32,504)	(17,209)	
Donations and community investments					(10,736)	(10,396)	
Finance costs					(5,760)	(4,444)	
Other					36,463	37,443	
Income tax					(226,348)	(3,645)	
Total other					$ (285,652)	$ (42,478)	$ 1,728,632
Consolidated					$ 1,471,720	$ 1,904,981	$ 9,125,781

1) Refer to Note 12 – Partial Disposition of the Cangrejos PMPA.
2) Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests as well as the non-operating Victor gold interest.
3) Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the operating Marmato, Goose and Hemlo gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk, Spring Valley gold interests.
4) Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Marmato and Cozamin silver interests as well as the non-operating Stratoni, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.
5) During the current period, the Company classified the Blackwater and Platreef PMPAs as reportable segments.
6) As it relates to mine operator concentration risk:
    a. The counterparty obligations under the Salobo, Sudbury and Voisey's Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale PMPAs during the year ended December 31, 2025 were 49% of the Company's total revenue.
    b. The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont Corporation ("Newmont"). Total revenues relative to Newmont during the year ended December 31, 2025 were 13% of the Company's total revenue.
    c. The counterparty obligations under the Constancia and Santo Domingo PMPAs are guaranteed by the parent company Hudbay Minerals Inc ("Hudbay"). Total revenues relative to Hudbay during the year ended December 31, 2024 were 10% of the Company's total revenue.
    d. The counterparty obligations under the Antamina PMPA are guaranteed by the parent company Glencore plc ("Glencore"). Total revenues relative to Glencore during the year ended December 31, 2025 were 10% of the Company's total revenue.
Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company's revenue, net income and cash flows from operations

							Year Ended December 31, 2024							
(in thousands)		Sales		Cost of Sales		Depletion		Impairment Charges [1]		Net Earnings (Loss)		Cash Flow From Operations		Total Assets
Gold														
Salobo [6]	$	539,583	$	95,568	$	85,934	$	-	$	358,081	$	444,015	$	2,595,485
Sudbury [2, 6]		39,098		6,541		20,934		-		11,623		32,571		241,551
Constancia [6]		118,096		21,031		15,939		-		81,126		97,066		64,326
San Dimas		68,654		18,247		8,241		-		42,166		50,407		136,481
Stillwater		21,592		3,840		4,009		-		13,743		17,752		207,460
Blackwater		-		-		-		-		-		-		340,231
Platreef		-		-		-		-		-		-		275,702
Other [3]		9,028		4,139		1,293		-		3,596		7,982		365,383
Total gold interests	$	796,051	$	149,366	$	136,350	$	-	$	510,335	$	649,793	$	4,226,619
Silver														
Peñasquito [6]	$	193,871	$	30,779	$	31,767	$	-	$	131,325	$	163,092	$	244,465
Antamina		100,719		20,222		28,759		-		51,738		80,497		490,771
Constancia [6]		65,264		14,383		14,205		-		36,676		50,881		165,378
Blackwater		-		-		-		-		-		-		140,908
Other [4]		97,976		14,638		15,982		-		67,356		85,230		521,722
Total silver interests	$	457,830	$	80,022	$	90,713	$	-	$	287,095	$	379,700	$	1,563,244
Palladium														
Stillwater	$	16,999	$	3,088	$	7,488	$	-	$	6,423	$	13,911	$	213,179
Platreef		-		-		-		-		-		-		78,814
Total palladium interests	$	16,999	$	3,088	$	7,488	$	-	$	6,423	$	13,911	$	291,993
Platinum														
Marathon	$	-	$	-	$	-	$	-	$	-	$	-	$	9,451
Platreef		-		-		-		-		-		-		57,584
Total platinum interests	$	-	$	-	$	-	$	-	$	-	$	-	$	67,035
Cobalt														
Voisey's Bay [6]	$	13,759	$	2,632	$	12,393	$	(108,861)	$	(110,127)	$	14,025	$	230,689
Total mineral stream interests	$	1,284,639	$	235,108	$	246,944	$	(108,861)	$	693,726	$	1,057,429	$	6,379,580
Other														
General and administrative									$	(40,668)	$	(38,130)		
Share based compensation										(23,268)		(11,129)		
Donations and community investments										(8,958)		(8,098)		
Finance costs										(5,549)		(4,280)		
Other										29,061		23,273		
Income tax										(115,204)		8,516		
Total other									$	(164,586)	$	(29,848)	$	1,044,877
Consolidated									$	529,140	$	1,027,581	$	7,424,457

1) See Note 13 for more information.
2) Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3) Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt and Kudz Ze Kayah gold interests.
4) Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.
5) During the current period, the Company classified the Blackwater and Platreef PMPAs as reportable segments. The comparative figures have been reclassified to conform with this presentation.
6) As it relates to mine operator concentration risk:
    a. The counterparty obligations under the Salobo, Sudbury and Voisey's Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale PMPAs during the year ended December 31, 2024 were 46% of the Company's total revenue.
    b. The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont Corporation ("Newmont"). Total revenues relative to Newmont during the year ended December 31, 2024 were 15% of the Company's total revenue.
    c. The counterparty obligations under the Constancia PMPA are guaranteed by the parent company Hudbay Minerals Inc ("Hudbay"). Total revenues relative to Hudbay during the year ended December 31, 2024 were 14% of the Company's total revenue.
Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company's revenue, net income and cash flows from operations.

Geographical Areas

The Company's geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

(in thousands)	Sales Year Ended Dec 31, 2025		Carrying Amount at December 31, 2025						
			Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total	
North America									
Canada	$ 167,968	7%	$ 669,263	$ 194,177	$ -	$ 9,451	$ 215,877	$ 1,088,768	16%
United States	33,347	1%	204,204	116,510	208,892	-	-	529,606	8%
Mexico	438,234	19%	125,215	299,441	-	-	-	424,656	6%
Europe									
Portugal	78,526	3%	-	15,373	-	-	-	15,373	0%
Sweden	89,202	4%	-	23,136	-	-	-	23,136	0%
United Kingdom	-	0%	20,376	-	-	-	-	20,376	0%
South America									
Argentina/Chile [1]	-	0%	-	253,514	-	-	-	253,514	3%
Argentina	-	0%	-	10,889	-	-	-	10,889	0%
Chile	4,216	0%	176,947	-	-	-	-	176,947	2%
Brazil	1,039,878	45%	2,620,710	-	-	-	-	2,620,710	35%
Peru	451,157	20%	52,285	610,481	-	-	-	662,766	9%
Ecuador	-	0%	65,046	11,714	-	-	-	76,760	1%
Colombia	12,072	1%	78,931	6,506	-	-	-	85,437	1%
Africa									
Côte d'Ivoire	-	0%	470,106	-	-	-	-	470,106	6%
Ethiopia	-	0%	526,005	-	-	-	-	526,005	7%
South Africa	-	0%	275,702	-	78,814	57,584	-	412,100	6%
Consolidated	$ 2,314,600	100%	$ 5,284,790	$ 1,541,741	$ 287,706	$ 67,035	$ 215,877	$ 7,397,149	100%

1) Includes the El Alto project, which straddles the border of Argentina and Chile.

(in thousands)	Sales Year Ended Dec 31, 2024		Carrying Amount at December 31, 2024						
			Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total	
North America									
Canada	$ 52,857	4%	$ 701,358	$ 165,983	$ -	$ 9,452	$ 230,689	$ 1,107,482	17%
United States	38,591	3%	207,461	76,426	213,179	-	-	497,066	8%
Mexico	283,348	22%	136,478	351,732	-	-	-	488,210	8%
Europe									
Portugal	22,695	2%	-	16,559	-	-	-	16,559	0%
Sweden	53,648	4%	-	25,169	-	-	-	25,169	0%
United Kingdom	-	0%	20,365	-	-	-	-	20,365	0%
South America									
Argentina/Chile [1]	-	0%	-	253,513	-	-	-	253,513	4%
Argentina	-	0%	-	10,889	-	-	-	10,889	0%
Chile	1,944	0%	55,024	-	-	-	-	55,024	1%
Brazil	539,583	41%	2,595,486	-	-	-	-	2,595,486	41%
Peru	284,079	23%	64,327	656,142	-	-	-	720,469	11%
Ecuador	1,203	0%	45,593	82	-	-	-	45,675	1%
Colombia	6,691	1%	80,531	6,749	-	-	-	87,280	1%
Africa									
Côte d'Ivoire	-	0%	342	-	-	-	-	342	0%
Ethiopia	-	0%	43,952	-	-	-	-	43,952	1%
South Africa	-	0%	275,702	-	78,814	57,583	-	412,099	7%
Consolidated	$ 1,284,639	100%	$ 4,226,619	$ 1,563,244	$ 291,993	$ 67,035	$ 230,689	$ 6,379,580	100%

1) Includes the El Alto project, which straddles the border of Argentina and Chile.

29. Subsequent Events

Declaration of Dividend
The Company has increased its quarterly dividend under its dividend policy, setting it at $0.195 per common share for 2026. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On March 12, 2026, the Board of Directors declared a dividend in the amount of $0.195 per common share, with this dividend being payable to shareholders of record on March 31, 2026 and is expected to be distributed on or about April 10, 2026. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Acquisition of Mineral Stream Interest - Antamina
On February 16, 2026, the Company announced it had entered into a definitive PMPA (the "BHP Antamina PMPA") with BHP Group Limited ("BHP") for their 33.75% portion of the silver produced at the Antamina Mine located in Peru. Upon closing, Wheaton will receive a combined 67.5% of all the silver produced from Antamina, up from the 33.75% currently delivered under the existing Glencore silver stream.

Under the terms of the BHP Antamina PMPA, the Company will pay BHP total upfront cash consideration of $4.3 billion on closing, subject to certain customary conditions. Additionally, the Company will make ongoing payments for the silver ounces delivered equal to 20% of the spot price of silver. The BHP Antamina PMPA is effective April 1, 2026, from which time the Company will purchase BHP's 33.75% of the payable silver until a total of 100 million ounces has been delivered, at which point the Company will purchase 22.5% of the payable silver for the life of mine. Payable silver will be calculated using a fixed payable factor of 90.0%.

The upfront payment of $4.3 billion will be funded through a combination of existing liquidity and new financing. Funding sources include estimated cash on hand at closing of approximately $1.9 billion, including the $1.2 billion cash on hand at December 31, 2025 in addition to $323 million realized on the disposal of certain Long-Term Equity Investments. The remaining balance will be funded through an approximate $0.9 billion draw on the Company's Revolving Facility, in addition to a new $1.5 billion non-revolving term loan credit facility which carries a two-year maturity and aligns with the terms of the Company's existing Revolving Facility.

Corporate Information

As of March 31, 2026

DIRECTORS

George Brack, Lead Independent Director

Jaimie Donovan

Chantal Gosselin

Haytham Hodaly

Jeane Hull

Glenn Ives

Charles Jeannes

Marilyn Schonberner

Randy Smallwood, Chair

Srinivasan Venkatakrishnan

OFFICERS

Haytham Hodaly
President & Chief Executive Officer

Curt Bernardi
Executive Vice President,
Strategy & General Counsel

Vincent Lau
Senior Vice President & Chief Financial Officer

Patrick Drouin
President, Wheaton Precious Metals International
& Chief Sustainability Officer

TRANSFER AGENT

Odyssey Trust Company
350-409 Granville Street
Vancouver, BC V6C 1T2

Toll free in Canada & USA
1 888 290 1175

Direct Dial
1 587 885 0960

AUDITORS

Deloitte LLP
Vancouver, Canada

INVESTOR CONTACT

Emma Murray
Vice President, Investor Relations

Telephone: 1 604 684 9648
Toll Free: 1 844 288 9878
Email: info@wheatonpm.com

CANADA – HEAD OFFICE

Wheaton Precious Metals Corp.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING:

Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: WPM

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123



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